



07048132

Marshall & Ilsley Corporation



Annual Report to Shareholders



PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

Our Mission Statement

At Marshall & Ilsley Corporation, *The Golden Rule* is the foundation of everything we do. We believe in treating our customers, employees, shareholders, and members of the community as we would like to be treated ourselves. Therefore, we are committed to an environment in which...

...our *Customers* receive high quality financial services consistent with sound, honest, and progressive business practices.

...our *Employees* are inspired to excel and grow, both personally and professionally, in an atmosphere of trust, integrity, and respect.

...our *Shareholders* receive a favorable, long-term return on their investment.

...our *Community* becomes a better place to live as a result of our leadership and commitment.

On the cover: Marshall & Ilsley Corporation's corporate headquarters in Milwaukee, Wisconsin.

2006 Financial Highlights

($000's except share data)	2006	2005	2004
CORE OPERATING INCOME*	$819,804	$706,190	$605,853
NET INCOME	807,838	706,190	605,853
PER SHARE			
Diluted – Core Operating Income*	$3.22	$2.99	$2.66
Diluted – Net Income	3.17	2.99	2.66
Dividends Declared	1.05	0.93	0.81
Shareholders' Equity	24.24	20.27	17.51
FINANCIAL CONDITION – AVERAGE			
Assets	$52,651,098	$43,283,541	$37,162,594
Loans and Leases	39,128,418	31,776,383	27,021,498
Deposits	31,588,821	26,101,473	23,987,935
Shareholders' Equity	5,600,906	4,357,314	3,564,243
OTHER SIGNIFICANT DATA			
Return on Average Shareholders' Equity			
Core Operating Income*	14.58%	16.21%	17.00%
Net Income	14.42	16.21	17.00
Return on Average Assets			
Core Operating Income*	1.56	1.63	1.63
Net Income	1.53	1.63	1.63
Net Charge-Offs to Average Loans and Leases	0.10	0.12	0.11
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.00	1.06	1.21

*Excluded from core operating income in 2006 was an after-tax charge of $11,966 for the termination of certain interest rate swaps due to a change in the interpretation of certain hedge accounting rules as announced in October 2006. See page 36 for Reconciliation of Core Operating Income to Net Income.

The summary financial and other information contained herein should be read in conjunction with Marshall & Ilsley Corporation's Annual Report on Form 10-K for the year ending December 31, 2006.


Florida

To Our Shareholders

On April 21, 2007, your Corporation will celebrate its 160th anniversary, a milestone that will provide us with the opportunity to reflect on our achievements and anticipate the opportunities that lie ahead. For 16 decades, M&I has been committed to not only providing its customers with exceptional products and customer service, but to growing, as a corporation, carefully and profitably.

Five years ago, at the end of 2001, Marshall & Ilsley Corporation had 244 banking locations in Wisconsin, Arizona, Minnesota, Florida, and Nevada with assets of just over $27 billion. The Corporation had recently completed key acquisitions that doubled our Arizona presence and enabled us to enter the Minnesota market for the first time. These acquisitions marked the beginning of a period of significant expansion for M&I – a time when we would pursue opportunities in new markets and where we would strive to excel, not only as a direct provider of financial services, but also as a provider of services to other financial institutions throughout the country. It was also during this time that we began to revolutionize the way we – and our customers – do business by leveraging the opportunities offered by technological advances such as the Internet, online banking, and electronic bill payment.



M&I Common Stock
Annual Dividend Paid Per Share
$1.05
$0.80
$0.60
$0.40
$0.20
$0.00
1972
1980
1990
2000
2006

Our growth during the past five years has been steady and deliberate. We've grown by many new branches during that time – 43 of which we built from the ground up – employing a philosophy of disciplined branch expansion to guide us in evaluating new opportunities. Our Commercial Banking and Commercial Real Estate businesses have consistently performed well, while maintaining excellent credit quality and minimal charge-offs. Our Wealth Management businesses have also benefited from our expansion, and as a result now provide integrated wealth management services in all our banking markets and beyond.

Metavante Corporation has acquired 18 companies during the past five years, enabling them to both enter new markets and enhance their product lines for a customer base that has grown by over 3,000 since 2001. Metavante's total revenue has more than doubled during the past five years – from $600 million at the end of 2001 to $1.5 billion at the end of 2006.

This "aggressive conservatism" – vigorous pursuit of profitable growth and conservative risk management – has not only enabled us to succeed as a financial services provider, but has also created new opportunities for our customers and employees, and added value for our shareholders.

Frank Menke III, managing member, Landwalker Partners, LLC; with Dennis Kuester, chairman and CEO, Marshall & Ilsley Corporation; in Sarasota,Florida. Landwalker Partners, LLC, part of the Menke Partnerships Group, is an M&I commercial real estate customer with extensive development experience in Southwest Florida. Landwalker, through its partnership with M&I, will be bringing affordably priced, workforce housing townhomes to market in North Port, Florida, located in Sarasota County.

Graph: In 2006, Marshall & Ilsley Corporation posted a dividend increase for the 34th year in a row.


Arizona

These efforts continued in 2006 and at year-end the Corporation had over $56 billion in assets – more than double the assets of just five years ago. While $10.7 billion of this growth can be directly attributed to acquisitions, $18.3 billion – almost two-thirds – is due to our commitment to continued organic growth in market share in both our new and established markets. This is a testament to the hard work of our M&I associates and their commitment to ensuring we are successful in all the communities we serve.

The statistics tell an important story; however, they are not the most important measurement of our success. Instead, it is our ability to have the vision of a much larger financial institution while maintaining a community bank approach to meeting the specific needs of our key constituencies – our customers, employees, shareholders, and the community. Ultimately, M&I's "competitive advantage" has always been, and will continue to be, its commitment to doing business according to The Golden Rule – treating others as we would want to be treated ourselves.

In December 2006, we announced Dennis will retire from his role as CEO in April 2007, but will remain chairman of the board. At that time, Mark will assume the role of CEO, in addition to serving as president. This is a natural transition in the Corporation's history, and while a management change at many companies can signal a fundamental shift in the way they do business, at M&I, it's business as usual.

While our business strategy will continue to evolve as it has throughout our history, we will continue to rely on the key principles of our corporate mission to ensure we are headed in the right direction. Most importantly, our customers will continue to receive the exemplary service they have come to expect.

You can be confident Marshall & Ilsley Corporation's executive management team will position M&I well as we pursue future opportunities for profitable growth throughout the Corporation.

Sincerely,



Dennis J. Kuester
Chairman and CEO



Mark F. Furlong
President

Mark Furlong, president, Marshall & Ilsley Corporation; and Leyton Woolf, owner, Woolf Roses, L.L.C.: on location at the Woolf rose farm in Waddell, Arizona. Woolf Family Enterprises, which includes the cultivation of roses, cotton, tomatoes, pecans, and wheat, with farms in Arizona and California, has been an M&I customer for 40 years.


Kansas City

Marshall & Ilsley Corporation

When M&I was founded 160 years ago, it would have been difficult for its founders, Samuel Marshall and Charles Ilsley, to imagine not only how the banking industry would evolve in the years ahead, but how their small banking venture would grow to become a multi-billion-dollar financial institution.

From its small beginnings in half of a Milwaukee cobbler shop, to a $56 billion financial institution with a growing national presence, M&I has remained committed to its core values and mission. As a result, M&I continues to be highly regarded by both its customers and its peers within the financial services industry.

At the end of 2006, M&I's national banking presence included 195 offices in Wisconsin, 46 locations in Arizona, 18 offices in Minnesota, 17 offices in Florida, 17 offices in the greater Kansas City area, three offices in Tulsa, Oklahoma, and one office in Las Vegas, Nevada. The Corporation's Southwest Bank of St. Louis affiliate had 15 offices in the greater St. Louis area.

We built 15 new branches in 2006, expanding in the key growth markets of Arizona, Minnesota, and Florida. We also successfully integrated Gold Bank and Missouri State Bank & Trust into the M&I family, greatly enhancing our presence in the greater Kansas City area and in Florida. These acquisitions enabled M&I Bank to grow by 39 branches, creating excellent growth opportunities for all M&I business lines. We also integrated Indianapolis-based FirstTrust Indiana into M&I Wealth Management, further enabling us to expand our customer base and extend our Wealth Management offerings.

Although we continue to increase our market share and strengthen our presence in our home state of Wisconsin, we realize many significant opportunities for profitable growth will be found in key markets throughout the United States. As a result of our expansion, M&I's banking efforts outside Wisconsin now represent 27 percent of our net income, compared to only three percent in 2001.

Net Income Contribution



Wisconsin Banking 40%
Other 13%
Metavante 20%
Non-Wisconsin Banking 27%

In December 2006, we announced plans to merge with United Heritage Bank in the fast-growing Orlando area. This acquisition will expand our Florida presence by 13 branches and create opportunities for all M&I business lines. We look forward to welcoming many new employees and customers to the M&I family.

While branch expansion was an important story in 2006, we also enhanced our online presence for customers who prefer to do their banking from their home or office, or while traveling. A redesigned website and enhanced online banking capabilities feature easier access to accounts, a personalized home page, convenient tools, and identity theft and fraud prevention information. Online banking usage increased by 33 percent in 2006, and for the first time, M&I entered the top ten for retail online banking in the United States according to the Keynote WebExcellence Scorecards, an evaluation based on overall web presence, retail online banking capabilities, and online account application processes.

Judy Akers, executive vice president of Della Lamb; with Millie Thomas, senior vice president, M&I Bank, Central States Region; in Kansas City's popular Country Club Plaza. Della Lamb, a local not-for-profit social service agency, provides emergency assistance, adult education, youth activities, and transportation to local residents, in addition to operating a charter elementary school. M&I Bank provides a variety of business banking services to Della Lamb, in addition to participating in fundraising efforts for the organization.

Graph: M&I's banking efforts outside Wisconsin now represent 27 percent of our net income, compared to only three percent in 2001.


LAMBEAU
DIAT
COUGARS
36
10
Wisconsin

M&I Bank's website also received top honors for identity theft prevention in a study by Javelin Strategy & Research that rated top financial institutions based on their ability to prevent, detect, and resolve consumer identity theft. In addition, Change Sciences Group, Inc., ranked M&I's website third based on convenience and usability.

Helping keep our customers' personal and financial information safe is just as important as helping them develop an effective portfolio of services to meet their specific needs. Therefore, in addition to implementing state-of-the-art technology, we also provide customers with information about the steps they can take to secure their personal information and identity. Our community banking customers can learn more by reviewing M&I's identity theft kit, available online and at our banking locations, and local, onsite seminars provide additional opportunities for corporate customers to learn more about keeping their data secure.



M&I Credit Performance History
Net Charge-Offs/Average Loans
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
2004
2005
2006
Peer Group
M&I
Peer Group consists of 30 U.S. banking companies with assets from $10 billion - $182 billion.

M&I's Rewards℠ program – featuring the M&I Rewards Credit Card, M&I Rewards Check Card, and M&I Rewards Equity Card – continues to gain popularity among our customers who want to earn valuable rewards simply by using their cards.

M&I's Business Banking group had a strong year, experiencing growth in both loans and deposits while maintaining excellent credit quality. Commercial loan growth of 28 percent was fueled by excellent growth in Arizona and Minnesota, expansion in the greater Kansas City area and our Florida region, and a continued emphasis on specialty lending. The manufacturing industry continues to represent the largest segment of our commercial loan portfolio, with the balance supporting the lending needs of industries including wholesale trade, finance and insurance, retail trade, real estate, agribusiness, and construction. M&I's agribusiness banking group continued to expand, with a record $2.1 billion in loan commitments in 2006. Demand deposit growth in our commercial and industrial businesses was 9.9 percent.

M&I's relationship-lending approach to doing business resulted in growth of 31.5 percent for M&I's Commercial Real Estate loan portfolio. Financing of housing, multi-family rental housing, retail construction, office complexes, and industrial projects contributed to our results for the year. Commercial real estate loans represent 34 percent of M&I's loan portfolio.

M&I continues to meet its corporate customers' treasury management needs by offering products and services that create efficiencies, simplify procedures, and support the continued migration toward electronic payments. M&I's DepositEdge® product, which supports over $1 billion in deposits each month, continues to gain popularity among customers who want the convenience of scanning checks onsite and depositing them electronically.

Ryan Welmaker (second from left), assistant vice president, M&I Talent Acquisition and Staffing; and Walt Buckhanan (right), M&I's diversity and inclusion manager; with members of the Junior Cougars football team during a visit to historic Lambeau Field in Green Bay, Wisconsin. M&I, in conjunction with the City of Milwaukee and Milwaukee County's "Adopt a Park" program and a grant from the NFL Grassroots Program, facilitated the construction of a new football field, including goalposts, scoreboard, bleachers, and concession stand with restrooms for the Junior Cougars, a central city Milwaukee youth football team.

Graph: Marshall & Ilsley Corporation's percentage of net charge-offs to average loans has consistently performed better than its peer group.


Minnesota

In addition, a new Internet banking platform, InterNetConnect (INC), will be formally launched in 2007 to assist companies in managing all their complex treasury management needs. Corporate customers also have the opportunity to offer M&I Health Savings Accounts, enabling their employees to save for current and future medical expenses and giving the employer the opportunity to reduce medical costs and insurance premiums.

Loan growth of 46 percent and deposit growth of 14 percent contributed to another successful year for M&I's growing Correspondent Banking division. Results were fueled by persistent efforts in M&I's established markets and the division's expansion into the high-growth states of Texas, Utah, Georgia, North Carolina, and South Carolina – markets that present many opportunities to develop profitable relationships with other financial institutions seeking to enhance their own products and services.



Correspondent Banking
Loan and Deposit Growth
$2.5
$2.0
$1.5
$1.0
$0.5
$0
Billions
Loans
Deposits
2004
2005
2006

M&I's Financial Institutions Group (FIG) provides financial institutions of all sizes with products and services that help them compete with even the largest financial institutions by leveraging the expertise of Trust, Correspondent Banking, Investment Services, Treasury Management, and Metavante Corporation. From providing start-up banks with banking and technology services that help them compete more effectively, to serving as a correspondent bank to much larger institutions and enabling them to better serve their own banking clients, FIG develops mutually rewarding relationships with banks throughout the United States. FIG generated over $1 billion in revenue in 2006.

M&I Wealth Management posted double-digit corporate revenue growth of 16 percent in 2006, with a continued emphasis on enhancing products and improving investment performance, and a focus on performance-based sales management. At the end of 2006, Marshall & Ilsley Trust Company N.A. had $95.5 billion in assets under administration and M&I Investment Management Corp. had $22.5 billion in assets under management, once again reaching all-time highs. M&I Investment Management Corp. offers equity, fixed income, and alternative investment strategies for high-net-worth individuals, not-for-profit organizations, retirement plans, retail clients, and family offices.

Marshall Funds, M&I's family of mutual funds, had $9.4 billion in assets under management at year-end. Several Marshall Funds achieved outstanding performance in 2006, with six funds achieving top-quartile rankings within their Lipper peer groups for 12-month performance. In addition to offering this superior line of in-house funds, M&I's "open architecture" philosophy provides clients access to external products to meet their specific needs.

Virginia Brophy Achman, executive director of the Twin Cites Marathon, an M&I Treasury Management customer; and Kevin Pleasant, senior vice president, M&I Treasury Management Services; in Minneapolis, Minnesota. In addition to their banking relationship, M&I and the Twin Cities Marathon are also strong partners in the community, with many M&I employees supporting the Twin Cities Marathon as volunteers each year.

Graph: Correspondent Banking loans and deposits continue to grow, with no loan losses.


St. Louis

Cedar Street Advisors[SM], a boutique firm that specializes in providing services to ultra-high-net-worth individuals, successfully engaged a significant number of high-profile clients during its first year of operation. The Cedar Street Advisors team, a seasoned, well-credentialed group of advisors, specializes in developing a comprehensive financial plan that meets the clients' objectives, working one-on-one with clients to help them manage their highly sophisticated financial needs. The level and types of services provided are further enhanced by being able to utilize the expertise of the entire M&I family of businesses, giving Cedar Street Advisors a unique advantage within the industry. Referrals from existing customers and cross-selling opportunities within M&I continue to fuel the success of this growing Wealth Management business line.

M&I's Retirement Plan Services, a group within M&I's Institutional Trust Services division, assists companies in establishing qualified and non-qualified retirement plans that will meet the current and future needs of both employers and their employees.

In 2006, M&I's Retirement Plan Services were recognized as the No. 1 defined contribution retirement plan provider in the country by *PLANSPONSOR* magazine based on quartile rankings for plan sponsor and participant services. M&I received 64 Best in Class awards based on the ratings of clients who participated in the magazine's Defined Contribution Services Survey, more than doubling the number of awards M&I received in 2005.


M&I Wealth Management
Administered Assets
Directly Managed Assets
Billions
$100
$80
$60
$40
$20
$0
2002
2003
2004
2005
2006

Marshall & Ilsley Trust Company N.A. currently serves a wide variety of corporate relationships through its Institutional Trust Services group, including 300,000 participants in 401(k) and other defined contribution plans. M&I's Retirement Plan Services also provides administration of defined benefit plans, 403(b), and flexible spending accounts that enable employees to save money on a tax-favored basis for eligible health care and daycare expenses.

M&I's Not-for-Profit Services division offers investment management, trust, and custody services designed specifically for public and private foundations, community foundations, not-for-profit healthcare organizations, educational institutions, faith-based organizations, social service agencies, municipalities, and organizations for the arts. The number of clients served throughout M&I's regions continued to grow in 2006, contributing to a 16 percent increase in revenue and a 15 percent increase in net income for the year.

Labor groups and Taft-Hartley Funds are also benefiting from M&I's specialized product lines by utilizing M&I's Taft-Hartley Services to manage their trust and banking needs. Taft-Hartley Fund trustees, organized labor groups, and their members have relied on the expertise of M&I's team of specialized professionals to help them achieve their goals since 2002 and at the end of 2006, Taft-Hartley plan assets topped $5 billion.

Pam Roberts, vice president, personal trust administrator, Southwest Bank of St. Louis; and Lonny Jay under the Gateway Arch in St. Louis, Missouri. As Lonny and his wife, Becky, move into retirement, they are utilizing tax, financial planning, asset management, and private banking services offered by the Wealth Management team to assist them in managing their personal finances.

Graph: At the end of 2006, Marshall & Ilsley Trust Company N.A. had $95.5 billion in assets under administration and M&I Investment Management Corp. had $22.5 billion in assets under management.


News Corporation
NYCE
Panasonic
New York

Metavante Corporation

A Notable Year for Growth and Industry Leadership
For Metavante Corporation, 2006 represented continued, notable success, with consistent revenue growth, industry leadership in technology solution innovation, and delivery of the highest quality client service. Metavante's strategy continues to focus on creating profitable relationships by helping its clients succeed.

Metavante's 2006 total revenue of $1.5 billion grew by 17 percent over the prior year. The company's 2006 net income was a record $160.1 million, a 34 percent increase from $119.5 million in 2005, with a 2006 profit margin of 10.6 percent, up from a margin of 9.3 percent in 2005. Metavante's 2006 net income contribution represented 20 percent of the Corporation's net income. Metavante grew revenue organically by 7 percent in 2006, enhancing and expanding existing client relationships through integrated cross-sales and significant new client wins.

The company strengthened its market position by bringing existing and recently acquired products and services into eight new divisions, organized into two groups, representing broad technology solutions for the banking and payments industry. Metavante's Financial Solutions Group includes Banking and Trust Solutions; Commercial Treasury Solutions; Image Solutions; and Risk and Compliance Solutions. The Payment Solutions Group includes Card Solutions; Payment Network Solutions; ePayment Solutions; and Healthcare Payment Solutions. These products and services address specific needs for Metavante's financial institution and corporate clients, which span all 50 states in the U.S. and many countries around the globe.

Growing With Payments
Building on its successful strategy to offer payment solutions, the NYCE Network, which joined Metavante in July 2004, continued to broaden its U.S. geographic reach. NYCE-branded debit cards are accepted at virtually every PIN debit-enabled merchant location in every state. Successful cross-sales to Metavante clients expanded participation of debit-card issuing financial institutions to approximately 47 states, including Hawaii, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands by the end of 2006.

The network continues to extend its card base through strategic alliances like the 2006 agreement with EVERTEC, Inc. EVERTEC operates *A Toda Hora* (ATH), the largest ATM network in Puerto Rico. This agreement permits approximately 2.2 million ATH-branded PIN debit card users to make purchases at U.S. retailers that accept NYCE. Also, the Canadian cross-border debit program between NYCE and Acxsys Corporation, signed in 2005, continued to grow in 2006 with the addition of 420,000 cardholders, enabling them to make PIN debit purchases at U.S. retailers.

Metavante also increased its investment in its majority-owned electronic funds transfer (EFT) processing business in Canada, Everlink Payment Services, by acquiring the EFT assets of CGI, a global information technology firm. Everlink, specializing in gateway switching, ATM driving, and debit card processing, focuses on credit unions, banks, and independent sales organizations in Canada.

In ePayment Solutions, Metavante introduced an enhanced bill payment function that generates fees for its financial institution clients. Online bill pay end users can now pay bills with credit and debit cards in addition to checking accounts.

A new Just Pay It® Convenience product enables billers to accept credit and debit cards, PIN-less debit, and

Frank Martire, president and chief executive officer, Metavante Corporation; and Steve Rathgaber, president and chief operating officer, NYCE Payments Network LLC; recognize the network's growth since joining Metavante in 2004. The fact that its debit-card issuing financial institution members now stretch from Manhattan to Honolulu – approximately 47 states in all, including the District of Columbia, Puerto Rico, and the U.S. Virgin Islands – demonstrates the success of cross-selling the NYCE Network to Metavante clients.

electronic checks processed through the Automated Clearing House. With same-day and real-time payment receivables integration, billers can deliver rapid posting to customers' accounts and can accept all payment types through such channels as the Internet, telephone, and in-person customer service representatives.

Helping its financial institution clients take advantage of the fee-income and increased-float opportunities of debit and prepaid debit cards, Metavante Card Solutions saw its proprietary database for such cards grow in 2006 to more than 47 million issued cards. The company announced a prepaid bill payment service, making bank-sponsored Internet bill payment available to consumers using prepaid debit cards. Corporations are increasingly using reloadable prepaid payroll cards instead of paychecks, which help lower costs and offer a secure payment method for seasonal or temporary employees. As a result, a growing number of consumers are using reloadable prepaid cards as a primary payment device.

In its new Healthcare Payments division, Metavante has become a segment leader with innovations that have expanded its Metavante Benefits Card, integrated cash management, and healthcare payment platform. In 2006, Metavante renewed several established third-party administrator clients that have made long-term commitments to issue the Metavante Benefits Card. Today, over 20,000 employers have chosen the Metavante Benefits Card for their employees. Metavante also introduced a Health Savings Account product that couples the savings account with an investment account and payment card.

Other healthcare payments innovations include a partnership with Longs Drugs to electronically substantiate over-the-counter flexible spending account (FSA)-eligible purchases for customers using the Metavante Benefits Card. This eliminates the need for shoppers at any of Longs' more than 500 retail stores to make out-of-pocket payments or submit paper receipts for reimbursements. As electronic verification replaces existing manual, paper-based processes, flexible spending accounts can offer administrators a more efficient way to verify purchase eligibility. Clients using the FSA card benefit through higher plan participant enrollment, reduced employer taxes, and reduced administrative fees.

The Metavante Benefits Card became the first card and authorization system in the payments industry to authorize healthcare purchases against health reimbursement arrangements in real time, at the individual and family levels. Because Metavante can stack multiple benefit accounts on one card, qualified healthcare transactions can be immediately divided among benefit accounts as consumers reach limits on their health reimbursement arrangements. Just as significantly, through a single relationship, third-party administrators and health plans can group several health benefit accounts, including health savings accounts, onto one platform and one benefits debit card.

New Contracts and Deepening Relationships

Driving cross-sales across the enterprise also continued successfully throughout 2006. Metavante completed 223 acquisition-related cross-sales during the year, resulting from 1,360 original referrals, with a closed contract value exceeding $54 million. Of that, the Bankway software business unit contributed over $22 million in cross-sales contract value.

Metavante completed a number of new core processing contracts, including metro Milwaukee-based Wauwatosa Savings Bank, with more than $1.6 billion in assets. Wauwatosa chose Metavante's Integrated Banking Solutions after extensive research because of Metavante's understanding of the aggressive bank market, its innovative technology, and industry-leading client service. Metavante will provide Wauwatosa with a comprehensive suite of banking and payment technology services through a long-term outsourcing agreement, including core account processing, electronic banking, consulting and professional services, network management, item processing, and EFT and card services.

Through its Risk and Compliance Solutions, Metavante successfully integrated the Bank Secrecy Act (BSA) solution into its licensed Bankway software and core banking platforms. Metavante clients can now effectively comply with regulatory requirements by using BSA Reporter, which detects, analyzes, and reports suspicious transactions.

To expand its offerings to the corporate customers of its financial institution clients, Metavante created a Commercial Treasury Solutions division, bringing services such as cash and float management, payables and receivables management, and account information access together into a focused product set. Joining the division was VICOR, a Richmond, California-based leading provider of corporate payment processing software Metavante acquired in September 2006, enhancing Metavante's existing commercial treasury offerings, especially for large banks.

Metavante also introduced the industry's first completely integrated, real-time, daily investment performance measurement tool to complement Metavante's TrustDesk. By year end, 53 Metavante clients selected ReturnTrack™ as their performance measurement solution to support their high-net-worth and institutional clients.

Metavante received noteworthy industry recognition in 2006 for its products and services, service quality, and excellence. For example, Metavante's Consumer eBanking solutions' new user interface and other significant changes contributed to M&I Bank receiving three prestigious online banking awards in 2006.

Product Development and Enhancements

Bringing together three acquired companies – AFS, TREEV and VECTORsgi – Metavante Image Solutions grew to nearly 1,000 clients in 2006, expanding worldwide product adoption for branch image capture. Metavante's distributed capture "Direct" product suite addresses all points of check-image presentment, including branch teller and back counter, merchant point-of-sale, and ATMs.

Meanwhile, the Endpoint Exchange Network contracted with 12 of the top 25 U.S. banks, generating network volumes exceeding 36 million monthly images by year end, as large banks began sending check images through the electronic network to reach its more than 4,000 financial institution endpoints.

Metavante also launched Sendpoint™, a fully outsourced distributed image capture service that captures, receives, and aggregates check image deposits from anywhere payment capture occurs, including financial institutions. By including hardware and software fulfillment processing, print processing, and customer support, Sendpoint provides a cost-effective point of entry and a single infrastructure for financial institutions looking to implement distributed image capture at merchant or corporate customer sites, branch tellers or back counters, ATMs, and correspondent banks.

Sendpoint is offered to clients of Metavante's Business Transformation Services, which, among other services, provides traditional check processing along with the ability to convert checks to electronic images for faster processing. To augment its ability to help banking and financial services clients transform certain business processes, such as back office processing, Metavante also acquired a 20-percent stake in India-based Firstsource, a provider of business process outsourcing services. Firstsource is being spun-off from India's largest retail bank, ICICI Bank. These services can help Metavante clients achieve greater operational efficiencies and higher productivity from their business operations.

Metavante listens to its clients and continues to strive toward delivering the highest quality products and services. In 2006, Metavante's proven performance demonstrates the company's continuing commitment to this mission, by expanding its business through internal growth, and the acquisition of, and investment in, solid, successful businesses that can enhance the company's existing solution sets and extend its brand recognition.


Wisconsin

Our Commitment to the Community

M&I's commitment to the communities it serves extends far beyond serving the financial needs of our customers. It also includes sincere dedication, on behalf of all M&I employees, to making a difference in the lives of others and contributing to the vitality of the local economy in the markets we serve.

In fall, thousands of M&I employees rolled up their sleeves to participate in the sixth annual *M&I Community Day*, a nationwide mobilization of employee volunteers throughout the Corporation. Employees from over 300 locations across the country coordinated *M&I Community Day* projects in 13 states. The results of this nationwide effort were inspiring, and represented only a fraction of the community service our employees perform. Each day, M&I employees share their time, talent, and skills to benefit others in need. In doing so, they embody one of the commitments in our corporate mission statement: the pledge to make the community a better place to live – not only on *M&I Community Day*, but all year long.

M&I Community Development Corporation (CDC) shares this vision as it leads M&I's efforts to make significant investments to benefit low- and moderate-income individuals throughout M&I's service areas. Currently, the M&I CDC investment portfolio includes investments in low-income housing tax credits, historic tax credits, equity equivalent investments, small business investment corporations, and community development venture funds.

In 2006, the M&I CDC funded projects to support affordable housing, assisted living facilities, economic development projects, and funding for small and women-owned businesses throughout M&I's service areas. In spring, M&I Bank was awarded $75 million through the New Markets Tax Credit Program, which will be used to loan money at below-market rates with flexible financing terms.

M&I Community Development Corporation Investment by Regions



Florida
6%
Minnesota
10%
Wisconsin
31%
Missouri
11%
Arizona
19%
Other
23%

M&I's Community Education Initiative, launched in 2005, is a valuable resource for consumers who want to learn more about topics such as budgeting and saving, credit, consumer loans, buying a home, checking accounts, credit cards, and identity theft prevention. In 2006, M&I hosted seminars attended by over 1,600 consumers, including several held during Money Smart Week Wisconsin, a statewide financial literacy campaign featuring free seminars throughout the state. M&I's Community Education Initiative also worked closely with M&I Community Development Corporation to bring financial literacy programs to local community organizations. This corporate-wide initiative will continue to grow to accommodate the financial literacy needs of consumers throughout the communities served by M&I.

Two 18-story guitars lit up the Milwaukee skyline when M&I paid tribute to Summerfest, the World's Largest Music Festival, in the summer of 2006. The guitars, featured on the sides of Marshall & Ilsley Corporation's corporate office building, were enjoyed by thousands of festival-goers, in addition to individuals who live and work downtown. Hundreds of M&I employees volunteered their time to create the display.

Graph: Each year, M&I Community Development Corporation makes significant investments – through tax credits, investments, equity equivalents, and loans – to benefit low- and moderate-income individuals throughout M&I's service areas.

Marshall & Ilsley Corporation Board of Directors



Dennis J. Kuester
Chairman of the Board and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation



Mark F. Furlong
President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank



Malcolm M. ("Mick") Aslin
Former Chief Executive Officer, Gold Banc Corporation



Andrew N. Baur
Chairman of the Board, Southwest Bank of St. Louis



Jon F. Chait
Chairman of the Board and Chief Executive Officer, Hudson Highland Group, Inc., a provider of workforce staffing and search services



John W. Daniels, Jr.
Partner, Quarles & Brady LLP, a law firm



Bruce E. Jacobs
President and Chief Executive Officer, Grede Foundries, Inc., a manufacturer of gray and ductile iron, steel, and alloyed castings



Ted D. Kellner, CFA
Chairman of the Board and Chief Executive Officer, Fiduciary Management, Inc., an investment management firm



Katharine C. Lyall
President, retired, University of Wisconsin System



John A. Mellowes
Chairman of the Board and Chief Executive Officer, Charter Manufacturing Company, Inc., a producer of bar, rod, wire, and wire parts for the auto industry and other industries



Edward L. Meyer, Jr.
Vice Chairman, Sanimax Corporation, a processor and manufacturer of various rendered products



San W. Orr, Jr.
Chairman of the Board, Wausau Paper Corp.



Robert J. O'Toole
Chairman of the Board and Chief Executive Officer, retired, A.O. Smith Corporation, a manufacturer of electric motors and water systems technologies



Peter M. Platten III
Vice Chairman of the Board, retired, Marshall & Ilsley Corporation



John S. Shiely
Chairman of the Board, President, and Chief Executive Officer, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment



Debra S. Waller
Chairman of the Board and Chief Executive Officer, Jockey International, Inc., a manufacturer of undergarments



George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and non-utility businesses



James B. Wigdale
Chairman of the Board, retired, Marshall & Ilsley Corporation

Directors Emeriti

Oscar C. Boldt   Wendell F. Bueche   Glenn A. Francke   Burleigh E. Jacobs
James F. Kress   Don R. O'Hare   Stuart W. Tisdale   James O. Wright   Gus A. Zuehlke

Marshall & Ilsley Corporation 770 North Water Street, Milwaukee, WI 53202 (414) 765-7700 www.micorp.com

Marshall & Ilsley Corporation Officers

Dennis J. Kuester
Chairman of the Board
and Chief Executive Officer,
Marshall & Ilsley Corporation
Chairman of the Board
and Chief Executive Officer,
M&I Marshall & Ilsley Bank
Chairman of the Board,
Metavante Corporation

Mark F. Furlong
President,
Marshall & Ilsley Corporation
President,
M&I Marshall & Ilsley Bank

Gregory A. Smith
Senior Vice President
and Chief Financial Officer,
Marshall & Ilsley Corporation
Chief Financial Officer,
M&I Marshall & Ilsley Bank

Ryan R. Deneen
Senior Vice President
and Director of Corporate Tax,
Marshall & Ilsley Corporation

Thomas R. Ellis
Senior Vice President,
Marshall & Ilsley Corporation
Executive Vice President,
M&I Marshall & Ilsley Bank

Randall J. Erickson
Senior Vice President, General Counsel,
and Corporate Secretary,
Marshall & Ilsley Corporation
General Counsel and Corporate Secretary,
M&I Marshall & Ilsley Bank

Michael D. Hayford
Senior Vice President,
Marshall & Ilsley Corporation
Senior Executive Vice President,
Chief Operating Officer, and
Chief Financial Officer,
Metavante Corporation

Mark R. Hogan
Senior Vice President
and Chief Credit Officer,
Marshall & Ilsley Corporation
Executive Vice President
and Chief Credit Officer,
M&I Marshall & Ilsley Bank

Patricia R. Justiliano
Senior Vice President
and Corporate Controller,
Marshall & Ilsley Corporation
Senior Vice President
and Controller,
M&I Marshall & Ilsley Bank

Brent J. Kelly
Senior Vice President
and Director of Corporate Marketing,
Marshall & Ilsley Corporation

Beth D. Knickerbocker
Senior Vice President
and Chief Risk Officer,
Marshall & Ilsley Corporation

Kenneth C. Krei
Senior Vice President,
Marshall & Ilsley Corporation
Chairman of the Board,
President, and Chief Executive Officer,
Marshall & Ilsley Trust Company N.A.
Chairman of the Board
and Chief Executive Officer,
M&I Investment Management Corp.

Frank R. Martire
Senior Vice President,
Marshall & Ilsley Corporation
President
and Chief Executive Officer,
Metavante Corporation

Thomas J. O'Neill
Senior Vice President,
Marshall & Ilsley Corporation
Executive Vice President,
M&I Marshall & Ilsley Bank
President, M&I Bank FSB

Paul J. Renard
Senior Vice President
and Director of Human Resources,
Marshall & Ilsley Corporation

John L. Roberts
Senior Vice President,
Marshall & Ilsley Corporation
President,
M&I Support Services Corp.

Thomas A. Root
Senior Vice President
and Audit Director,
Marshall & Ilsley Corporation

Michael C. Smith
Senior Vice President
and Corporate Treasurer,
Marshall & Ilsley Corporation

Ronald E. Smith
Senior Vice President,
Marshall & Ilsley Corporation
Executive Vice President,
M&I Marshall & Ilsley Bank

Affiliate Boards

M&I Marshall & Ilsley Bank

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700
www.mibank.com

Directors

Dennis J. Kuester
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board, Metavante Corporation

Mark F. Furlong
President, M&I Marshall & Ilsley Bank
President, Marshall & Ilsley Corporation

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation
Chairman of the Board, retired, We Energies

Bruce E. Jacobs
President and Chief Executive Officer, Grede Foundries, Inc.

Robert J. O'Toole
Chairman of the Board and Chief Executive Officer, retired, A.O. Smith Corporation

George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation

James B. Wigdale
Chairman of the Board, retired, Marshall & Ilsley Corporation

Directors Emeriti
Wendell F. Bueche
John E. Forester
Carl L. Gosewehr
Burleigh E. Jacobs
David F. Nelson
Stuart W. Tisdale
James A. Urdan
James O. Wright

Arizona

Community Bank Advisory Board

Dennis R. Jones
Chairman and President, M&I Marshall & Ilsley Bank, Arizona

John G. Barry
Executive Vice President and Commercial Bank Manager, M&I Marshall & Ilsley Bank, Arizona

Gary S. Clancy
Managing Member, Recycled Business Systems, L.L.C.

Michael C. Francis
Owner/Manager, Francis Insurance Agency

Charles F. Sands
President, Nutribiotech LLC; JED C, LLC

Richard H. Whitney
Partner, Gust Rosenfeld P.L.C.

D. Otis Wolkins
Vice President, retired, GTE Service Corporation

Stephen A. Wood
President, Insurers Administrative Corporation

Leyton S. Woolf, Jr.
Owner/Farmer, Woolf Roses, L.L.C.

Central States

Community Bank Advisory Board

Malcolm "Mick" Aslin
Chairman, M&I Marshall & Ilsley Bank, Central States Region

Pamela R. Berneking
Regional President, M&I Marshall & Ilsley Bank, Central States Region

David J. Christie
President, D.J. Christie, Inc.

Paul DeBruce
CEO, DeBruce Grain, Inc.

Charles A. Garney
CEO and Chairman of the Board, Briarcliff Development Company

Charles E. Mackey
President, Capital Management, Inc.

Larry C. Maddox
Private Investor

Scott M. Slabotsky
Shareholder, Mayer Hoffman McCann, an Independent CPA Firm
Managing Director, CBIZ Accounting & Tax Advisory Service

Daniel R. Tasset
President, Nueterra Holdings, LLC

Jeff Weiner
President, American Crane & Tractor Parts, Inc.

Scott Westlake
Member, Old Corkscrew Plantation, LLC

Florida

Community Bank Advisory Board

Malcolm "Mick" Aslin
Chairman, M&I Marshall & Ilsley Bank, Florida Region

Jerry L. Neff
President, M&I Marshall & Ilsley Bank, Florida Region

David S. Band
President, Abel, Band, Russell, Collier, Pitchford & Gordon

Morry L. Birnbaum
Chairman Emeritus, Marshall & Ilsley Trust Company N.A.

Glen R. Bomberger
Executive Vice President and Chief Financial Officer, retired, A.O. Smith & Company

Thomas R. Hayes
President and Chief Operating Officer, Des Champs & Gregory, Inc.

Peter M. Platten III
Vice Chairman of the Board, retired, Marshall & Ilsley Corporation

Dale C. Rossman
President, DCR Services, Inc.

J. Gary Russ
Owner, Russ Citrus Groves, Ltd.

Affiliate Boards

Minnesota
Community Bank Advisory Board

Kim Culp
Chairman,
M&I Marshall & Ilsley Bank,
Minnesota

Bradley D. Chapin
President,
M&I Marshall & Ilsley Bank,
Minnesota

David L. Andreas
Former President and
Chief Executive Officer,
National City Bancorporation

Marty Chorzempa
Chairman, retired,
Richfield Bank & Trust

Mike Fiterman
President and
Chief Executive Officer,
Liberty Diversified Products

Esperanza Guerrero-Anderson
President and
Chief Executive Officer,
Milestone Growth Fund, Inc.

Michael Horovitz
Owner and President,
Minneapolis Glass Company

Katie Kelley
Executive Vice President,
M&I Marshall & Ilsley Bank,
Minnesota

David Malmberg
Chairman and CEO,
DCM Inc.

Monica Nassif
President,
The Caldrea Company

Sheldon Wert
Former President and
Chief Executive Officer,
Century Bancshares, Inc.

Appleton, WI
Community Bank Advisory Board

David J. Gitter
President,
M&I Marshall & Ilsley Bank,
Appleton

Thomas J. Boldt
Chief Executive Officer,
The Boldt Company

John A. Bykowski
President and
Chief Executive Officer,
Secura Insurance Companies

Joyce A. Bytof
President,
Coldwell Banker
The Real Estate Group, Inc.

Stephen M. Evans
Former Owner,
Evans Title Companies, Inc.

Mark J. Fenlon
Northeast Regional Manager,
M&I Wealth Management

Paul J. Heid
President,
Heid Music Company, Inc.

Mary M. Hosmer
Executive Vice President –
Commercial Lines Department,
Hilb Rogal and
Hobbs Insurance Services, Inc.

John E. Pfefferle
President,
Grubb & Ellis/Pfefferle

Lawrence W. Wirth
President, retired,
Presto Products, Inc.

Director Emeritus
Gus A. Zuehlke

Ashland, WI
Community Bank Advisory Board

Peter P. Viater
President,
M&I Marshall & Ilsley Bank,
Ashland

Paul R. Bretting
Vice President,
C. G. Bretting Manufacturing
Company, Inc.

Donald N. Marcouiller
Regional Administrator, retired,
Wisconsin Indianhead
Technical College,
Ashland Campus

Leslie J. Whiteaker
Vice President and
Chief Financial Officer,
Memorial Medical Center

Brookfield, WI
Community Bank Advisory Board

J. Nathan Cunniff
President,
M&I Marshall & Ilsley Bank,
Brookfield

Robert H. Eldridge
Executive Vice President and
Secretary-Treasurer, retired,
Briggs & Stratton Corporation

John R. Evans
President, retired,
Evans Brothers Company, Inc.

Andrew J. Fleckenstein
Trustee,
Fleck Foundation

W. P. Halquist
Chairman of the Board,
Halquist Stone Co., Inc.

Irv Hansen
Chairman, retired,
M&I Marshall & Ilsley Bank,
Brookfield

James E. Keyes
Chairman of the Board,
KSM Industries, Inc.

James M. Leef
President,
Industrial Towel & Uniform, Inc.

Gordon J. Liebl
President,
A. L. Schutzman Co., Inc.

Aldo Madrigrano
President,
W.O.W. Distributing Co., Inc.

Randall J. Wright
President and
Chief Executive Officer,
Empire Level Mfg. Corp.

Directors Emeriti
Glenn A. Francke
Philip K. Harvey
John P. Metzger

Affiliate Boards

Burlington, WI
Community Bank Advisory Board

James R. Bauman
Chairman,
M&I Marshall & Ilsley Bank,
Burlington

John J. Corbett
President,
M&I Marshall & Ilsley Bank,
Burlington

Glenda Dupons
President,
Bear Realty Inc.

Frederick J. Koenen
Chairman of the Board,
Reineman's True Value Inc.

John L. Malchine
Chief Executive Officer,
Badger State Ethanol

Lawrence Smith
Larry's Barber Shop

James F. Weis
President,
May's Insurance Agency

Eagle River, WI
Community Bank Advisory Board

James E. Levandoski
President,
M&I Marshall & Ilsley Bank,
Eagle River

Al Block
Owner, retired,
A. L. Block Realty

Al Bybee
Food Broker, retired

C. Randall Cox
Consultant, retired

Richard D. Hansen
President, retired,
M&I Marshall & Ilsley Bank,
Eagle River

Eau Claire, WI
Community Bank Advisory Board

Robert R. Hood
President,
M&I Marshall & Ilsley Bank,
Eau Claire

Peter B. Scobie
President,
R. W. Scobie, Inc.

Steven R. Senn
Chief Executive Officer,
Senn Blacktop, Inc.

Roger R. Sipple
Roger & Donald Sipple Farm

Daniel J. Toycen
President,
Toycen Motors, Inc.
President,
Toycen of Ladysmith, Inc.

Kenneth C. Vance
President,
Ken Vance Car City Inc.
President,
Ken Vance Motors, Inc.

Director Emeritus
James D. Myers

Green Bay, WI
Community Bank Advisory Board

Michael D. Simmer
President,
M&I Marshall & Ilsley Bank,
Green Bay

Richard G. Baumgarten
President, retired,
M&I Fox Heights Bank

Bernard E. Dahlin
President,
Nichols Paper Products

John M. Jones
President
and Chief Operating Officer,
Green Bay Packers

Michael J. Langenhorst
President and CEO,
Anamax Group, U.S.,
a division of Sanimax
Corporation

Peter D. Mancuso
Chief Executive Officer,
Lindquist Machine Co.

Michael A. McDonald
President,
McDonald Lumber Co., Inc.

Ann M. Murphy
Murphy Development, Inc.

Thomas M. Olejniczak
Partner,
Liebmann, Conway,
Olejniczak & Jerry, S.C.

Thomas L. Olson
President, retired,
Sonoco – U.S. Mills, Inc.

Ronald A. Weyers

Directors Emeriti
William R. Bodart
Carl Farah
Michael B. Gage
Edward L. Meyer, Jr.
Peter M. Platten III

Affiliate Boards

Hartland, WI
Community Bank Advisory Board

Arthur T. Kraemer
Chairman,
M&I Marshall & Ilsley Bank,
Hartland

Scott A. Kraemer
President,
M&I Marshall & Ilsley Bank,
Hartland

Steven C. Boysa
President,
Basco, LLC

Robert C. Goff
President,
Goff's Auto Body, Inc.

Stanley F. Hack
Attorney

Donald L. McNeil
Retired, Executive Director, Inc.

Richard A. Natalizio
Chairman of the Board,
HNI Company, Inc.

Charles L. Rushman
Chairman,
First Weber Realty

Paul J. Schmidt
President, retired,
Collections Unlimited, Inc.

Sheldon Volk
Executive Vice President, retired,
M&I Lake Country Bank

Dennis H. Wollenzien
President and
Chief Operating Officer, retired,
M&I Lake Country Bank

Directors Emeriti
Patrick A. Corcoran
Anton R. Grasch
Charles J. Herro
William Hollenbeck
J. Scott Kestly
Richard K. Mueller
August U. Pabst
Charles A. Perry
Richard A. Schmidt
Thomas J. Waldera

Janesville, WI
Community Bank Advisory Board

Ronald K. Ochs
Chairman,
M&I Marshall & Ilsley Bank,
Janesville

Mary Willmer
President,
M&I Marshall & Ilsley Bank,
Janesville

Frank E. Bauchiero
Consultant

J. Michael Borden
President,
Hufcor, Inc.

Mark A. Cullen
President,
J. P. Cullen & Sons

Richard L. Dashnaw
Retired,
Coltec Industries

Dennis L. Hansch
Attorney,
Nowlan & Mouat

Charles H. Harker
President,
Mid-States Concrete

Mary E. Kilkenny
Broker,
Keefe Real Estate

James F. Ruethling
Administrator,
Beloit Clinic, S.C.

David A. Weber
President,
Mode Industries, Inc.

Kenosha, WI
Community Bank Advisory Board

Kenneth L. Fellman
President,
M&I Marshall & Ilsley Bank,
Kenosha

Mario Garetto, M.D.
Gastroenterologist

Robert G. Terwall
President,
Prairie Shores –
Concrete Solutions, Inc.

Dennis Vignieri
President and
Chief Executive Officer,
Kenosha Beef International
Limited

Michael W. Wells
President,
Frank L. Wells Company

La Crosse, WI
Community Bank Advisory Board

Ronald A. Wessels
President,
M&I Marshall & Ilsley Bank,
La Crosse

Dr. Julio J. Bird, M.D.
Gundersen Lutheran

Karl J. Brickl
President, retired,
Brickl Bros., Inc.

Russell J. Callahan, Jr.
Retired,
Herbergers

Randolph A. Eddy, Sr.
President,
Carrier Insurance Agency

Barbara Skogen
Vice President,
Skogen's Foodliner, Inc.

Affiliate Boards

Madison, WI
Community Bank Advisory Board

Robert A. Schlicht
Chairman,
M&I Marshall & Ilsley Bank,
Madison

Douglas S. Nelson
President,
M&I Marshall & Ilsley Bank,
Madison

Timothy B. Erdman
Chairman and CEO,
Erdman Holdings

John M. Flesch
Executive Vice President
and Treasurer,
Gordon Flesch Company, Inc.

Harold F. Mayer
Vice President Operations, retired,
Oscar Mayer Foods Corp.

Robert F. O'Loughlin
President, Laser Link Golf

Richard R. Renk
President,
The Renk Seed Company

Douglas G. Reuhl
President, American of Madison

Terry K. Shockley
President, Shockley Group, Inc.

Jay L. Smith
President,
JLS Investment Group

F. Charles Steinhauer
Partner,
Steinhauer & Company

Jerry J. Weygandt
Professor of Accounting,
UW School of Business

Kathleen E. Woit
President,
Madison Community
Foundation

Marshfield, WI
Community Bank Advisory Board

Alan D. Nystrom
President,
M&I Marshall & Ilsley Bank,
Marshfield

John Baltus
President,
Baltus Oil Co.

Donald Boon
President,
Boon Construction

Ronald D. Doine
President,
Doine Excavating, Inc.

Terry Frankland
President,
V&H, Inc.

Kenneth F. Heiman
Owner,
Nasonville Dairy, Inc.

Ronald Maurer
President,
Maurer Roofing

Directors Emeriti
Vernon Baltus
Floyd Hamus
Robert O. Heck
Ken Heiting
James W. Hewitt
John W. Koenig
Robert Solberg
James F. Sternweis
Lawrence I. Thill
Warner G. Von Holzen
Frederick J. Wenzel
Ronald Wiskerchen

Mayville, WI
Community Bank Advisory Board

Gregory Ryan
President,
M&I Marshall & Ilsley Bank,
Mayville

Melvin Drinkwine
Retired,
Tab Products Co.

Leo R. Fisher
Chairman of the Board, retired,
M&I Bank of Mayville

Dennis M. Kemmel
Owner,
Cowles-Henke-Kemmel
Insurance Agency

George F. Olson
Sales and Engineering,
W. G. Strohwig Tool & Die, Inc.

Roy Rohlinger
Vice President,
Rohlinger Construction, Inc.

Stanley A. Waas
President,
Waas Boring & Cable, Inc.

Menomonee Falls, WI
Community Bank Advisory Board

Richard C. Becker
President,
M&I Marshall & Ilsley Bank,
Menomonee Falls

Ronald R. Bast
President,
Riteway Bus Service, Inc.

Robert E. Drisner
President and
Chief Executive Officer,
retired,
Community Health Care Services

Donald H. Nimmer
Chief Executive Officer,
Enercon Industries Corporation

Michael Richardson
President,
Richardson Financial Group, Inc.

Douglas H. Stadelmann
President,
Stadelmann Engineering, Inc.

Directors Emeriti
Gerald S. Parshalle
Don A. Schneiders
A. W. Zillmer

Affiliate Boards

Merrill, WI
Community Bank Advisory Board

John F. Koch
President,
M&I Marshall & Ilsley Bank,
Merrill

Brian Arndorfer
Assistant Vice President
and Assistant General Counsel,
Church Mutual Insurance
Company

Edward G. Chartier
Retired

Lance R. Nienow
Chief Executive Officer,
Weinbrenner Shoe Co.

Gary L. Schulze
Vice President,
Victory Clinic Pharmacy, Inc.

David B. Smith
Consultant and Private Investor

Oshkosh, WI
Community Bank Advisory Board

Steven R. Schmudlach
President,
M&I Marshall & Ilsley Bank,
Oshkosh

Cristopher Bumby
Past Director of Import Sourcing,
Admanco, Inc., a division
of Ebsco Industries

Jere Chapin
President, retired,
M&I Central State Bank

Dennis Elmer
Food Broker

Gary R. Lerch
President,
Service Oil Company, Inc.

H. Andersen Lyke
President,
Lyke Corporation

Dennis E. Schwab
President,
Coldwell Banker –
Schwab Realty Ltd.

Racine, WI
Community Bank Advisory Board

Timothy J. Majcen
President,
M&I Marshall & Ilsley Bank,
Racine

Matthew L. Andis
President,
Andis Company

Thomas L. Beck
President,
Unico, Inc.

James O. Parrish
Vice President, Finance,
retired,
Twin Disc, Inc.

David B. Rayburn
President,
Modine Manufacturing Company

Directors Emeriti
Kenneth Jensen
Ernest C. Styberg, Jr.
Willard T. Walker, Sr.
Harold C. Weiss

Rhinelander, WI
Community Bank Advisory Board

Ted S. Baginski, Jr.
President,
Ted Baginski and Sons Inc.

Fred A. Berner
Editor,
Antigo Daily Journal
Officer,
Berner Bros. Publishing

Lowell R. Bostrom
President,
Woodruff Hardware, Inc.
Weston Hardware, Inc.
Shawano Hardware, Inc.

William J. Cousineau
President,
Cousineau Auto Parts, Inc.

Irving Schiek III, M.D.
Retired

Dr. Martin R. Smith
President,
Foster & Smith, Inc.

Affiliate Boards

Shawano, WI
Community Bank Advisory Board

Jeffrey P. Mace
President,
M&I Marshall & Ilsley Bank,
Shawano

James A. Kasten
Vice President, retired,
Fluid Milk,
Employee & Member Services,
Foremost Farms

Russell L. Obermeier
Owner, Maple Creek Wildlife
President and Owner,
Obermeier & Associates

Larry J. Rose
CPA/PFS, Shareholder,
Kerber, Rose & Associates, S.C.
Financial Consultant,
First Choice Financial
Services, LLC

Russell P. Schmidt
Retired

Jerry J. Senzig
President and Owner,
retired,
Senzig's, Inc.

Sheboygan, WI
Community Bank Advisory Board

James A. Maxon
President,
M&I Marshall & Ilsley Bank,
Sheboygan

Ronald E. Begalke
Executive Vice President, retired,
Sargento Cheese Co.

Terence P. Fox
Attorney at Law,
Kummer, Lambert & Fox, LLP

Gary D. Maples
President, retired,
M&I Marshall & Ilsley Bank,
Sheboygan

Michael D. Muth
Chairman of the Board
and Chief Executive Officer,
K. W. Muth Company

Stevens Point, WI
Community Bank Advisory Board

Robert A. Schmidt
President,
M&I Marshall & Ilsley Bank,
Stevens Point

James E. Anderson
Chairman,
Ellis Stone Construction
Company, Inc.

Marilynn J. Chesbrough

Robert L. Cooper
President,
Cooper Dental

Jeffrey L. Martin
Regional CEO,
Ministry Health Care

Richard W. Okray
Secretary and Treasurer
Okray Family Farms, Inc.

Ronald T. Skrenes
Attorney,
Anderson, O'Brien,
Bertz, Skrenes & Golla

Superior, WI / Duluth, MN
Community Bank Advisory Board

James E. Zastrow
President,
M&I Marshall & Ilsley Bank,
Superior/Duluth

James L. Banks
President and
Chief Executive Officer,
Allouez Marine Supply, Inc.

John H. Hendricks
Of Counsel, Knudson,
Gee & Torvinen, S.C.

Mary E. Millard
President,
Millard & Associates, Inc.

Fred L. Shusterich
President,
Midwest Energy Resources

John C. Smylie
Chief Administrative Officer,
SMDC Health System

Affiliate Boards

Watertown, WI
Community Bank Advisory Board

John H. Ebert
President,
M&I Marshall & Ilsley Bank,
Watertown

Richard Baker
Baker-Rullman Mfg., Inc.

Robert A. Bender
Attorney

William J. Kwapil, Jr.
Seven-Up Bottling Co.

Directors Emeriti
V. R. Bauman
E. W. McFarland

Wausau, WI
Community Bank Advisory Board

Hugh E. Jones
President,
M&I Marshall & Ilsley Bank,
Wausau

Edward J. Creske
Chief Executive Officer,
Wausau Tile, Inc.

Dwight E. Davis
Chairman and
Chief Executive Officer,
Greenheck Fan Corporation

Richard D. Dudley
Chairman,
Dudley Investments LLC

Thomas J. Howatt
President and
Chief Executive Officer,
Wausau Paper Corp.

Ronald L. Klimisch
President,
Wausau Supply Company

San W. Orr, Jr.
Chairman of the Board,
Wausau Paper Corp.

John L. Skoug
Chairman and
Chief Executive Officer,
Marathon Cheese Corporation

Neil F. Slamka
Vice President and
General Manager,
Green Bay Packaging, Inc.

West Bend, WI
Community Bank Advisory Board

Richard L. Leitheiser
President,
M&I Marshall & Ilsley Bank,
West Bend

Thomas R. Bast
Chairman of the Board, retired,
M&I First National Bank

Mark A. Hauser
Partner,
Kieckhafer Dietzler Hauser & Co.

Steven C. Johnson
President,
Johnson School Bus Service, Inc.

Mark A. Nielsen
President, retired,
Wesbar Corporation

Thomas G. Strachota
Chief Executive Officer,
Dairyland Seed Co., Inc.

Director Emeritus
Charles H. Johnson

M&I Bank FSB
3993 Howard Hughes Parkway, Suite 100
Las Vegas, NV 89109
(702) 737-3910

Directors

Thomas J. O'Neill
President,
M&I Bank FSB

Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank

Richard A. Abdoo
Chairman of the Board and
Chief Executive Officer, retired,
Wisconsin Energy Corporation

Chairman of the Board, retired,
We Energies

Randall J. Erickson
Senior Vice President,
General Counsel,
and Corporate Secretary,
Marshall & Ilsley Corporation

General Counsel
and Corporate Secretary,
M&I Marshall & Ilsley Bank

Patricia R. Justiliano
Senior Vice President
and Corporate Controller,
Marshall & Ilsley Corporation

Senior Vice President
and Controller
M&I Marshall & Ilsley Bank

John L. Roberts
Senior Vice President,
Marshall & Ilsley Corporation

President,
M&I Support Services Corp.

Michael C. Smith
Senior Vice President
and Corporate Treasurer,
Marshall & Ilsley Corporation

Affiliate Boards

Southwest Bank of St. Louis

2301 South Kingshighway,
St. Louis, MO 63110
(314) 776-5200
www.mysouthwestbank.com

Directors

Andrew N. Baur
Chairman of the Board,
Southwest Bank of St. Louis

James A. Saitz
Vice Chairman,
Community Banking,
Southwest Bank of St. Louis

Andrew S. Baur
President,
Community Banking,
Southwest Bank of St. Louis

Robert J. Witterschein
President and
Chief Executive Officer,
Commercial Banking,
Southwest Bank of St. Louis

Halvor B. Anderson
Retired,
Manufacturing Executive

John T. Baumstark
President,
Archway Sales, Inc.

John G. Brunner
Chief Executive Officer,
Vi-Jon Laboratories, Inc.

William H. T. Bush
Chairman,
Bush-O'Donnell & Co., Inc.

Francis C. Cunetto
President,
Cunetto House of Pasta, Inc.

Donald Danforth III
President,
City Academy

Lary Eckert
Chairman and President,
Eckert Companies

Robert E. Flynn III
President,
Berry Grant Company

Peter S. Frane
President,
Olympic Marine, Inc.

Lisa Greenman Kraner
Principal,
Paster, West and Kraner, P.C.

Frederick O. Hanser
Vice Chairman,
St. Louis Cardinals, L.P.

Richard G. Millman
President,
Millman Lumber Co.

Edward T. Noland
President,
Pharma Tech Industries, Inc.

Directors Emeriti
Linn H. Bealke
Edward C. Berra
William J. Freschi
G. Fred Heimburger
Charles W. Hrebec, Jr.
Almira B. Sant
Charles A. Zone

Marshall & Ilsley Trust Company N.A.

111 East Kilbourn Avenue
Milwaukee, WI 53202
(414) 287-8700

Directors

Kenneth C. Krei
Chairman of the Board,
President, and
Chief Executive Officer,
Marshall & Ilsley
Trust Company N.A.

Chairman of the Board
and Chief Executive Officer,
M&I Investment
Management Corp.

Senior Vice President,
Marshall & Ilsley Corporation

James D. Cahn
Senior Vice President,
Marshall & Ilsley
Trust Company N.A.

Thomas R. Ellis
Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank

Mark F. Furlong
President,
Marshall & Ilsley Corporation

President,
M&I Marshall & Ilsley Bank

Daniel L. Kaminski
Senior Vice President
and Chief Financial Officer,
Marshall & Ilsley
Trust Company N.A.

Dennis J. Kuester
Chairman of the Board
and Chief Executive Officer,
Marshall & Ilsley Corporation

Chairman of the Board
and Chief Executive Officer,
M&I Marshall & Ilsley Bank

Chairman of the Board,
Metavante Corporation

Thomas J. O'Neill
Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank

President,
M&I Bank FSB

Gregory A. Smith
Senior Vice President
and Chief Financial Officer,
Marshall & Ilsley Corporation

Chief Financial Officer,
M&I Marshall & Ilsley Bank

Daryl J. Waszak, CFA
Senior Vice President,
Marshall & Ilsley
Trust Company N.A.

Affiliate Boards

M&I Investment Management Corp.

111 East Kilbourn Avenue
Milwaukee, WI 53202
(414) 287-7300

Directors

Kenneth C. Krei
Chairman of the Board and Chief Executive Officer, M&I Investment Management Corp.
Chairman of the Board, President, and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation

Tommy O. Huie, CFA
President and Chief Investment Officer, M&I Investment Management Corp.

Jeffrey O. Himstreet
Vice President, General Counsel, and Secretary, Marshall & Ilsley Trust Company N.A.

Daniel L. Kaminski
Senior Vice President and Chief Financial Officer, Marshall & Ilsley Trust Company N.A.

Daryl J. Waszak, CFA
Senior Vice President, Marshall & Ilsley Trust Company N.A.

Metavante Corporation

4900 West Brown Deer Road
Milwaukee, WI 53223
(800) 236-3282
www.metavante.com

Directors

Dennis J. Kuester
Chairman of the Board, Metavante Corporation
Chairman of the Board and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank

Frank R. Martire
President and Chief Executive Officer, Metavante Corporation
Senior Vice President, Marshall & Ilsley Corporation

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation
General Counsel and Corporate Secretary, M&I Marshall & Ilsley Bank

Mark F. Furlong
President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Michael D. Hayford
Senior Executive Vice President, Chief Operating Officer, and Chief Financial Officer, Metavante Corporation
Senior Vice President Marshall & Ilsley Corporation

Gregory A. Smith
Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation
Chief Financial Officer, M&I Marshall & Ilsley Bank

M&I Support Services Corp.

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700

Directors

John L. Roberts
President, M&I Support Services Corp.
Senior Vice President, Marshall & Ilsley Corporation

Thomas R. Ellis
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank

Kenneth C. Krei
Chairman of the Board, President, and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Chairman of the Board and Chief Executive Officer, M&I Investment Management Corp.
Senior Vice President, Marshall & Ilsley Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

M&I Community Development Corporation

933 North Mayfair Road, Suite 211
Wauwatosa, WI 53226
(414) 256-6355

Directors

Vincent P. Lyles
President, M&I Community Development Corporation
Vice President, M&I Marshall & Ilsley Bank

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation
Chairman of the Board, retired, We Energies

John W. Daniels, Jr.
Partner, Quarles & Brady, LLP

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation
General Counsel and Corporate Secretary, M&I Marshall & Ilsley Bank

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

Scott O. Sheaffer
Vice President, M&I Marshall & Ilsley Bank

Michael C. Smith
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

Consolidated Summary of Earnings

Years ended December 31 ($000's except share data)

	2006	2005
INTEREST AND FEE INCOME		
Loans and Leases	$2,856,043	$1,959,063
Investment Securities:		
Taxable	277,938	214,537
Tax Exempt	61,769	64,127
Short-Term Investments	16,750	8,904
Total Interest and Fee Income	**3,212,500**	**2,246,631**
INTEREST EXPENSE		
Deposits	1,058,713	544,920
Short-Term Borrowings	186,863	106,333
Long-Term Borrowings	476,625	330,144
Total Interest Expense	**1,722,201**	**981,397**
Net Interest Income	1,490,299	1,265,234
Provision for Loan and Lease Losses	50,551	44,795
Net Interest Income After Provision for Loan and Lease Losses	**1,439,748**	**1,220,439**
OTHER INCOME		
Data Processing Services	1,382,658	1,185,024
Wealth Management	221,554	191,720
Other	329,658	339,515
Total Other Income (Core Operating 2006)	**1,933,870**	**1,716,259**
OTHER EXPENSE		
Salaries and Benefits	1,210,107	1,074,758
Other	949,430	804,286
Total Other Expense	**2,159,537**	**1,879,044**
Core Operating Income Before Income Taxes	1,214,081	1,057,654
Provision for Income Taxes (Core Operating Income 2006)	394,277	351,464
CORE OPERATING INCOME**	**819,804**	**706,190**
Derivative Losses – Discontinued Hedges, Net of Income Tax	(11,966)	–
Income Before Cumulative Effect of Change in Accounting Principle	**807,838**	**706,190**
Cumulative Effect of Change in Accounting Principle, Net of Income Tax	–	–
NET INCOME	**$807,838**	**$706,190**
PER SHARE*		
Diluted – Core Operating Income**	$3.22	$2.99
Diluted – Net Income	3.17	2.99
Common Dividend Declared	1.050	0.930
OTHER SIGNIFICANT DATA		
Year-End Common Stock Price*	$48.11	$43.04
Return on Average Shareholders' Equity – Core Operating Income**	14.58%	16.21%
Return on Average Shareholders' Equity – Net Income	14.42	16.21
Return on Average Assets – Core Operating Income**	1.56	1.63
Return on Average Assets – Net Income	1.53	1.63
Return on Average Tangible Equity – Core Operating Income**	30.55	32.65
Return on Average Tangible Equity – Net Income	30.37	32.65
Stock Split		

**All per share data restated for 2-for-1 stock split effective June 17, 2002*

***See page 36 for Reconciliation of Core Operating Income to Net Income*

2004	2003	2002	2001	Compounded Growth Rate 5 Year
$1,432,754	$1,336,288	$1,318,175	$1,374,162	15.8%
200,107	165,075	198,037	270,336	0.6
58,826	57,968	60,637	62,273	(0.2)
2,668	2,817	11,496	17,696	(1.1)
1,694,355	**1,562,148**	**1,588,345**	**1,724,467**	**13.2**
276,102	228,216	283,385	566,899	13.3
61,256	81,070	150,310	188,587	(0.2)
196,440	163,348	127,343	110,842	33.9
533,798	**472,634**	**561,038**	**866,328**	**14.7**
1,160,557	1,089,514	1,027,307	858,139	11.7
37,963	62,993	74,416	54,115	(1.4)
1,122,594	**1,026,521**	**952,891**	**804,024**	**12.4**
934,128	700,530	640,578	607,454	17.9
175,119	148,348	140,736	138,666	9.8
308,683	334,695	280,365	239,770	6.6
1,417,930	**1,183,573**	**1,061,679**	**985,890**	**14.4**
919,431	830,779	779,836	720,544	10.9
709,253	654,808	551,370	594,242	9.8
1,628,684	**1,485,587**	**1,331,206**	**1,314,786**	**10.4**
911,840	724,507	683,364	475,128	20.6
305,987	202,060	225,455	153,900	20.7
605,853	**522,447**	**457,909**	**321,228**	**20.6**
–	–	–	–	–
605,853	**522,447**	**457,909**	**321,228**	**20.3**
–	–	–	(436)	–
$605,853	**$522,447**	**$457,909**	**$320,792**	**20.3%**
$2.66	$2.28	$2.06	$1.47	17.0%
2.66	2.28	2.06	1.47	16.6
0.810	0.700	0.625	0.568	13.1
$44.20	$38.25	$27.38	$31.64	
17.00%	15.87%	16.32%	13.04%	
17.00	15.87	16.32	13.04	
1.63	1.57	1.57	1.22	
1.63	1.57	1.57	1.22	
29.75	23.85	22.90	15.97	
29.75	23.85	22.90	15.97	
		2-for-1		

Consolidated Average Balance Sheets

Years ended December 31 ($000's except share data)

	2006	2005
ASSETS		
Cash and Due From Banks	$1,023,782	$966,078
Short-Term Investments	303,631	237,178
Trading Securities	45,559	26,922
Investment Securities:		
Taxable	5,687,763	4,847,722
Tax Exempt	1,303,872	1,334,793
Loans and Leases:		
Commercial	11,175,436	8,954,619
Commercial Real Estate	13,138,607	9,988,602
Residential Real Estate	8,130,197	5,752,431
Home Equity Loans and Lines	4,539,618	4,987,885
Personal	1,483,094	1,525,502
Lease Financing	661,466	567,344
Total Loans and Leases	39,128,418	31,776,383
Less: Allowance for Loan and Lease Losses	406,390	362,886
Net Loans and Leases	38,722,028	31,413,497
Other Assets	5,564,463	4,457,351
Total Assets	**$52,651,098**	**$43,283,541**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest Bearing Deposits	$5,335,539	$4,942,803
Bank Issued Interest Bearing Activity Accounts	11,668,328	10,027,250
Bank Issued Time Deposits	7,329,307	4,410,456
Total Bank Issued Deposits	24,333,174	19,380,509
Wholesale Deposits	7,255,647	6,720,964
Total Deposits	31,588,821	26,101,473
Short-Term Borrowings	3,638,180	2,925,642
Long-Term Borrowings	10,071,717	8,193,001
Other Liabilities	1,751,474	1,706,111
Shareholders' Equity	5,600,906	4,357,314
Total Liabilities and Shareholders' Equity	**$52,651,098**	**$43,283,541**
OTHER SIGNIFICANT DATA		
Book Value at Year End**	$24.24	$20.27
Average Common Shares Outstanding**	249,723,333	231,300,867
Shareholders of Record at Year End	17,984	17,463
Employees at Year End	14,699	13,967
CREDIT QUALITY RATIOS		
Net Charge-Offs to Average Loans and Leases	0.10%	0.12%
Total Nonperforming Loans* and OREO to End of Period Loans, Leases and OREO	0.70	0.44
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.00	1.06
Allowance for Loan and Lease Losses to Total Nonperforming Loans*	157	259

**Loans and leases nonaccrual, restructured, and past due 90 days or more*

***Restated for 2-for-1 stock split effective June 17, 2002*

2004	2003	2002	2001	Compounded Growth Rate 5 Year
$835,391	$752,215	$708,256	$651,367	9.5%
171,057	264,254	717,129	503,857	(9.6)
22,297	23,017	15,247	21,284	16.4
4,672,741	4,038,579	3,325,568	3,926,737	7.7
1,199,139	1,173,466	1,224,737	1,269,175	0.5
7,621,040	6,905,323	6,143,862	5,478,342	15.3
8,755,559	7,900,505	6,457,981	5,262,590	20.1
3,695,077	2,928,146	2,645,625	2,512,508	26.5
4,764,831	4,109,431	3,529,602	2,739,438	10.6
1,632,440	1,874,315	1,388,447	1,182,049	4.6
552,551	674,871	862,927	1,026,215	(8.4)
27,021,498	24,392,591	21,028,444	18,201,142	16.5
360,408	347,838	302,664	253,089	9.9
26,661,090	24,044,753	20,725,780	17,948,053	16.6
3,600,879	2,971,737	2,485,933	2,049,836	22.1
$37,162,594	**$33,268,021**	**$29,202,650**	**$26,370,309**	**14.8%**
$4,585,628	$4,189,724	$3,509,133	$2,895,083	13.0%
9,960,645	10,084,996	8,996,778	7,833,126	8.3
3,384,120	3,399,734	3,540,124	3,975,253	13.0
17,930,393	17,674,454	16,046,035	14,703,462	10.6
6,057,542	4,311,424	2,596,952	2,487,129	23.9
23,987,935	21,985,878	18,642,987	17,190,591	12.9
2,908,168	3,138,752	4,188,339	3,944,160	(1.6)
5,329,571	3,798,851	2,693,447	1,962,801	38.7
1,372,677	1,052,713	871,222	813,460	16.6
3,564,243	3,291,827	2,806,655	2,459,297	17.9
$37,162,594	**$33,268,021**	**$29,202,650**	**$26,370,309**	**14.8%**
$17.51	$15.24	$13.71	$11.81	15.5%
223,123,866	226,342,764	212,799,996	208,587,816	–
18,913	19,708	19,141	19,311	–
13,345	12,244	12,625	11,657	–
				5-Year Average
0.11%	0.21%	0.21%	0.22%	0.15%
0.48	0.74	0.85	0.94	0.64
1.21	1.39	1.42	1.39	1.22
271	202	174	154	213

The Corporation has provided non-GAAP (Generally Accepted Accounting Principles) operating results for the year ended December 31, 2006, as a supplement to its GAAP financial results. The Corporation believes that these non-GAAP financial measures are useful because they allow investors to assess, on a consistent basis, the Corporation's core operating performance, exclusive of items management believes are not indicative of the operations of the Corporation. Management uses such non-GAAP financial measures to evaluate financial results and to establish operational goals. These non-GAAP financial measures should be considered a supplement to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Core operating information excludes the effect of the termination of certain interest rate swaps due to a change in the interpretation of certain hedge accounting rules as announced in October 2006.

Reconciliation of Core Operating Income to Net Income

	Year Ended December 31, 2006	
	Amount ($000's)	Per Diluted Share
Total Other Income (Core Operating)	$1,933,870	
Derivative Losses – Discontinued Hedges	(18,449)	
Total Other Income (GAAP)	**$1,915,421**	
Core Operating Income Before Income Taxes	$1,214,081	
Derivative Losses – Discontinued Hedges	(18,449)	
Income Before Income Taxes (GAAP)	**$1,195,632**	
Provision for Income Taxes (Core Operating Income)	$394,277	
Tax Benefit on Derivative Losses – Discontinued Hedges	(6,483)	
Provision for Income Taxes (GAAP)	**$387,794**	
Core Operating Income	$819,804	$3.22
Derivative Losses – Discontinued Hedges, Net of Income Tax	(11,966)	(0.05)
Net Income (GAAP)	**$807,838**	**$3.17**
Average Shareholders' Equity Core Operating Activities	$5,624,459	
Cumulative Derivative Adjustments – Discontinued Hedges, Net of Income Tax	(23,553)	
Average Shareholders' Equity (GAAP)	**$5,600,906**	



Marshall & Ilsley Corporation
Consolidated Financial Information

Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

SELECTED FINANCIAL DATA

Consolidated Summary of Earnings
Years Ended December 31 ($000's except share data)

	2006	2005	2004	2003	2002
Interest and Fee Income:					
Loans and leases	$2,856,043	$1,959,063	$1,432,754	$1,336,288	$1,318,175
Investment securities:					
Taxable	277,938	214,537	200,107	165,075	198,037
Exempt from federal income taxes	61,769	64,127	58,826	57,968	60,637
Trading securities	614	229	271	258	328
Short-term investments	16,136	8,675	2,397	2,559	11,168
Total interest and fee income	3,212,500	2,246,631	1,694,355	1,562,148	1,588,345
Interest Expense:					
Deposits	1,058,713	544,920	276,102	228,216	283,385
Short-term borrowings	186,863	106,333	61,256	81,070	150,310
Long-term borrowings	476,625	330,144	196,440	163,348	127,343
Total interest expense	1,722,201	981,397	533,798	472,634	561,038
Net interest income	1,490,299	1,265,234	1,160,557	1,089,514	1,027,307
Provision for loan and lease losses	50,551	44,795	37,963	62,993	74,416
Net interest income after provision for loan and lease losses	1,439,748	1,220,439	1,122,594	1,026,521	952,891
Other Income:					
Data processing services	1,382,658	1,185,024	934,128	700,530	640,578
Wealth management	221,554	191,720	175,119	148,348	140,736
Net investment securities gains (losses)	9,701	45,514	35,336	21,572	(6,275)
Other	301,508	294,001	273,347	313,123	286,640
Total other income	1,915,421	1,716,259	1,417,930	1,183,573	1,061,679
Other Expense:					
Salaries and employee benefits	1,210,107	1,074,758	919,431	830,779	779,836
Other	949,430	804,286	709,253	654,808	551,370
Total other expense	2,159,537	1,879,044	1,628,684	1,485,587	1,331,206
Income before income taxes	1,195,632	1,057,654	911,840	724,507	683,364
Provision for income taxes	387,794	351,464	305,987	202,060	225,455
Net Income	$ 807,838	$ 706,190	$ 605,853	$ 522,447	$ 457,909
Net income per common share:					
Basic	$ 3.24	$ 3.06	$ 2.72	$ 2.31	$ 2.15
Diluted	3.17	2.99	2.66	2.28	2.06
Other Significant Data:					
Year-End Common Stock Price	$ 48.11	$ 43.04	$ 44.20	$ 38.25	$ 27.38
Return on Average Shareholders' Equity	14.42%	16.21%	17.00%	15.87%	16.32%
Return on Average Assets	1.53	1.63	1.63	1.57	1.57
Dividend Payout Ratio	33.12	31.10	30.45	30.70	30.34
Average Equity to Average Assets Ratio	10.64	10.07	9.59	9.89	9.61
Ratio of Earnings to Fixed Charges					
Excluding Interest on Deposits	2.73x	3.28x	4.24x	3.71x	3.27x
Including Interest on Deposits	1.68x	2.05x	2.64x	2.46x	2.17x

Consolidated Average Balance Sheets
Years ended December 31 ($000's except share data)

	2006	2005	2004	2003	2002
Assets:					
Cash and due from banks	$ 1,023,782	$ 966,078	$ 835,391	$ 752,215	$ 708,256
Investment securities:					
Trading securities	45,559	26,922	22,297	23,017	15,247
Short-term investments	303,631	237,178	171,057	264,254	717,129
Other investment securities:					
Taxable	5,687,763	4,847,722	4,672,741	4,038,579	3,325,568
Tax exempt	1,303,872	1,334,793	1,199,139	1,173,466	1,224,737
Total investment securities	7,340,825	6,446,615	6,065,234	5,499,316	5,282,681
Loans and Leases:					
Commercial	11,175,436	8,954,619	7,621,040	6,905,323	6,143,862
Real estate	25,808,422	20,728,918	17,215,467	14,938,082	12,633,208
Personal	1,483,094	1,525,502	1,632,440	1,874,315	1,388,447
Lease financing	661,466	567,344	552,551	674,871	862,927
Total loans and leases	39,128,418	31,776,383	27,021,498	24,392,591	21,028,444
Less: Allowance for loan and lease losses	406,390	362,886	360,408	347,838	302,664
Net loans and leases	38,722,028	31,413,497	26,661,090	24,044,753	20,725,780
Premises and equipment, net	550,514	458,179	448,134	440,492	418,042
Accrued interest and other assets	5,013,949	3,999,172	3,152,745	2,531,245	2,067,891
Total Assets	$ 52,651,098	$ 43,283,541	$ 37,162,594	$ 33,268,021	$ 29,202,650
Liabilities and Shareholders' Equity:					
Deposits:					
Noninterest bearing	$ 5,335,539	$ 4,942,803	$ 4,585,628	$ 4,189,724	$ 3,509,133
Interest bearing:					
Bank issued deposits:					
Bank issued interest bearing activity deposits	11,668,328	10,027,250	9,960,645	10,084,996	8,996,778
Bank issued time deposits	7,329,307	4,410,456	3,384,120	3,399,734	3,540,124
Total bank issued deposits	18,997,635	14,437,706	13,344,765	13,484,730	12,536,902
Wholesale deposits	7,255,647	6,720,964	6,057,542	4,311,424	2,596,952
Total interest bearing deposits	26,253,282	21,158,670	19,402,307	17,796,154	15,133,854
Total deposits	31,588,821	26,101,473	23,987,935	21,985,878	18,642,987
Short-term borrowings	3,638,180	2,925,642	2,908,168	3,138,752	4,188,339
Long-term borrowings	10,071,717	8,193,001	5,329,571	3,798,851	2,693,447
Accrued expenses and other liabilities	1,751,474	1,706,111	1,372,677	1,052,713	871,222
Total liabilities	47,050,192	38,926,227	33,598,351	29,976,194	26,395,995
Shareholders' Equity	5,600,906	4,357,314	3,564,243	3,291,827	2,806,655
Total Liabilities and Shareholders' Equity	$ 52,651,098	$ 43,283,541	$ 37,162,594	$ 33,268,021	$ 29,202,650
Other Significant Data:					
Book Value Per Share at Year End	$ 24.24	$ 20.27	$ 17.51	$ 15.24	$ 13.71
Average Common Shares Outstanding	249,723,333	231,300,867	223,123,866	226,342,764	212,799,996
Employees at Year End	14,699	13,967	13,345	12,244	12,625
Credit Quality Ratios:					
Net Loan and Lease Charge-offs to Average Loans and Leases	0.10%	0.12%	0.11%	0.21%	0.21%
Total Nonperforming Loans and Leases* and OREO to End of Period Loans and Leases and OREO	0.70	0.44	0.48	0.74	0.85
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.00	1.06	1.21	1.39	1.42
Allowance for Loan and Lease Losses to Total Nonperforming Loans and Leases*	157	259	271	202	174

* Loans and leases nonaccrual, restructured, and past due 90 days or more.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Corporation's overall strategy is to drive earnings per share growth by: (1) expanding banking operations not only in Wisconsin but also into faster growing regions beyond Wisconsin; (2) increasing the number of financial institutions to which the Corporation provides correspondent banking services and products; (3) growing Metavante's business through organic growth, cross-sales of technology products and acquisitions; and (4) expanding trust services and other wealth management product and service offerings.

The Corporation continues to focus on its key metrics of growing revenues through balance sheet growth, fee-based income growth and strong credit quality. Management believes that the Corporation has demonstrated solid fundamental performance in each of these key areas and as a result, the year ended December 31, 2006 produced strong financial results across all of its segments and reporting units.

Net income in 2006 amounted to $807.8 million or $3.17 per diluted share. The return on average assets and return on average equity were 1.53% and 14.42%, respectively. By comparison, net income in 2005 was $706.2 million, diluted earnings per share was $2.99, the return on average assets was 1.63% and the return on average equity was 16.21%. For the year ended December 31, 2004, net income was $605.9 million or $2.66 per diluted share and the returns on average assets and average equity were 1.63% and 17.00%, respectively.

Net income for the year ended December 31, 2006 included the impact of the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting, specifically hedge designation under the "matched-terms" method, it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. The affected interest rate swaps were designed to hedge the change in fair values or cash flows of the underlying assets or liabilities and had performed effectively as economic hedges. Applying fair value accounting (versus hedge accounting) resulted in greater earnings volatility, particularly on a linked-quarter basis. The affected interest rate swaps were terminated in 2006 in order to avoid future earnings volatility due to mark-to-market accounting. The impact, which is reported as Net derivative losses-discontinued hedges in the Consolidated Statements of Income, resulted in a decrease to net income of $12.0 million or $0.05 per diluted share. Management believes these changes in earnings based on market volatility are not reflective of the core performance trends of the Corporation.

Excluding the changes in earnings based on market volatility, for the year ended December 31, 2006 net income and diluted earnings per share would have been $819.8 million and $3.22 per share respectively, and the return on average assets and return on average equity would have been 1.56% and 14.58%, respectively. The resulting growth in income and diluted earnings per share in 2006 compared to 2005 would have been $113.6 million or 16.1% and $0.23 per share or 7.7%, respectively.

A reconciliation of these 2006 non-GAAP (Generally Accepted Accounting Principles) operating results to GAAP results is provided later in this section.

Earnings growth in 2006 compared to 2005 was attributable to a number of factors. The increase in net interest income was due to strong organic loan and bank issued deposit growth and the contribution from the two banking acquisitions that were completed on April 1, 2006. Net charge-offs continued to be below the Corporation's five-year historical average in 2006. Metavante continued to exhibit growth in both revenue and earnings that was attributable, in part, to new sales, the impact of its acquisition activities and success in retaining and cross-selling products and services to its core customer base. Continued growth in assets under management and assets under administration resulted in solid growth in fee income for Wealth Management. Although an unpredictable source of earnings, the Corporation's Capital Markets Group investment securities gains were relatively insignificant in 2006 compared to the past two years. These factors, along with continued expense management, all contributed to the consolidated earnings growth in 2006.

With regard to the outlook in 2007 for the Banking segment, management expects modest net interest margin compression of up to a few basis points per quarter to continue. Commercial and industrial loan growth is expected to moderate slightly, and is expected to show low double-digit growth rates. Commercial real estate growth is expected to be in the mid single digit percentage range. Nonperforming loans and leases as a percent of total loans and leases are expected to be in the range of 65 basis points to 75 basis points. Management expects Metavante's total revenue in 2007 to be in the range of $1.60 billion to $1.64 billion with margins similar to those achieved in 2006.

Management continues to expect that net charge-offs will trend to historical levels and range from 15 basis points to 20 basis points of average loans and leases over time.

The Corporation's actual results for 2007 could differ materially from those expected by management. See "Forward-Looking Statements" in Item 1A of the Corporation's Annual Report on Form 10-K for a discussion of the various risk factors that could cause actual results to differ materially from expected results.

The results of operations and financial condition for the periods presented include the effects of the acquisitions by Metavante as well as the banking-related and wealth management-related acquisitions from the dates of consummation of the acquisitions. All transactions were accounted for using the purchase method of accounting. See Note 5 in Notes to Consolidated Financial Statements for a discussion of the Corporation's acquisitions completed in 2006, 2005 and 2004.

Recently Announced Acquisitions

The following acquisitions, which are not considered to be material business combinations, were recently announced:

In February 2007, the Corporation announced the signing of a definitive agreement to acquire Minneapolis, Minnesota-based Excel Bank Corporation ("Excel"). Excel, with $615 million in consolidated assets as of December 31, 2006, has four branches in the greater Minneapolis/St. Paul metropolitan area. Under the terms of the definitive agreement, Excel shareholders will receive $9.08 in cash and a fraction of a share of the Corporation's common stock having a value of $4.89 for each share of Excel common stock or a total of $13.97 for each share of Excel common stock. The transaction value is estimated to be approximately $105 million. This transaction is expected to be completed in the third quarter of 2007, subject to the affirmative vote of the holders of a majority of Excel's outstanding shares, regulatory approvals and other customary closing conditions.

In January 2007, Metavante announced the acquisition of Valutec Card Solutions, Inc. ("Valutec"), of Franklin, Tennessee. Valutec is a provider of closed-loop, in-store gift and loyalty card solutions to small and medium-sized businesses. This acquisition expands Metavante's ability to offer a wider selection of prepaid gift card options to its merchant customer base and will enable Metavante's current financial institution customers to offer merchant-branded cards and services to their merchant customers. This acquisition was completed on January 17, 2007. Total cash consideration amounted to $41.0 million.

In January 2007, the Corporation announced the signing of a definitive agreement to acquire North Star Financial Corporation ("North Star") of Chicago, Illinois. North Star and its subsidiaries, with $1.6 billion in assets under administration, provide a variety of wealth management services through personal and other trusts. In addition, North Star offers a variety of other products and services including land trusts, 1031 exchanges for both real and personal property and ESOP services, including consultative services relating to the transfer of small-business stock ownership. Under the terms of the definitive agreement, the Corporation has agreed to pay $21 million in the Corporation's common stock for the outstanding common shares of North Star. This transaction is expected to be completed in the second quarter of 2007, subject to regulatory approvals, approval of North Star's shareholders and other customary closing conditions.

In December 2006, the Corporation announced the signing of a definitive agreement to acquire United Heritage Bankshares of Florida, Inc. ("United Heritage") headquartered in Orlando, Florida. United Heritage, with $751 million in assets as of December 31, 2006, has 13 branches in the metropolitan Orlando area. The current United Heritage Bank branches will become M&I Bank branches. Under the terms of the definitive agreement, United Heritage shareholders will receive 0.8740 of a share of M&I common stock for each share of United Heritage common stock. Based on the price of the Corporation's common stock when the agreement was executed, the transaction value is estimated to be approximately $217 million. This transaction is also expected to be completed in the second quarter of 2007, subject to regulatory approvals, the affirmative vote of the holders of a majority of United Heritage's outstanding shares and other customary closing conditions.

Significant Transactions

Some of the more significant transactions in 2006, 2005 and 2004 consisted of the following:

During 2006, Metavante completed two acquisitions. Also during 2006, the Corporation completed two banking acquisitions and one wealth management acquisition.

On January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ***Share-Based Payment*** ("SFAS 123(R)"), which requires that all share-based compensation be expensed. For the Corporation, additional expense was reported for its stock option awards and its employee stock purchase plan. In conjunction with the adoption of SFAS 123(R), the Corporation elected the Modified Retrospective Application method to implement the new accounting standard. Under that method all prior period consolidated and segment financial information was adjusted based on pro forma amounts previously disclosed.

On January 1, 2006, the Banking segment transferred its external item processing business, including all check-processing client relationships to Metavante. During 2006, the Corporation transferred the residential and commercial mortgage banking reporting units to the Banking segment. The segment information contained in Note 24 in Notes to Consolidated Financial Statements was adjusted for these transfers.

During 2005, Metavante completed six acquisitions.

During the second and third quarters of 2005, the Corporation realized a gain primarily due to the sale of an entity associated with its investment in an independent private equity and venture capital partnership. The gross pre-tax gain amounted to $29.4 million and is reported in Net Investment Securities Gains in the Consolidated Statements of Income. On an after-tax basis, and net of related compensation expense, the gain amounted to $16.5 million or $0.07 per diluted share for the twelve months ended December 31, 2005.

During the third quarter of 2005, the Corporation realized a gain due to an equity investment that the Corporation liquidated in a cash tender offer. The pre-tax gain amounted to $6.6 million and is reported in Net Investment Securities Gains in the Consolidated Statements of Income. On an after-tax basis, the gain amounted to $3.9 million or $0.02 per diluted share for the twelve months ended December 31, 2005.

During 2004, Metavante completed six acquisitions and the Banking segment completed one acquisition.

During 2004, net pre-tax gains associated with the Corporation's Capital Markets Group investments amounted to $34.6 million. Approximately $34.1 million of the net gain in 2004 was from a net unrealized gain recognized in the fourth quarter of 2004 due to the net increase in market value of an investment in an independent private equity and venture capital partnership.

The net unrealized gain recognized in the fourth quarter of 2004 was offset by charitable foundation expense which was higher than historical levels and other accrual adjustments that amounted to approximately $6.8 million.

During 2004, Metavante sold its small business 401k Retirement Plan Services operations. In conjunction with an expanded processing relationship, Metavante also sold the direct customer base of Paytrust.com in 2004. These transactions resulted in an aggregate pre-tax loss of approximately $7.1 million.

During 2004, the Corporation issued 3.6 million shares of its common stock in a public offering that resulted in net proceeds to the Corporation of approximately $149.9 million. Also during 2004, the Corporation issued $400 million of equity units (referred to as Common SPACES[SM]) that resulted in net proceeds to the Corporation of approximately $389.2 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25.00, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B (also referred to as the STACKS[SM]) with each share having an initial liquidation value of $1,000. The stock purchase date is expected to be August 15, 2007 but could be deferred for quarterly periods until August 15, 2008. On the stock purchase date, the number of shares of common stock the Corporation will issue upon settlement of the stock purchase contracts depends on the applicable market value per share of the Corporation's common stock, which will be determined just prior to the stock purchase date, and other factors. The Corporation estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts. The proceeds from these issuances together with proceeds from the issuance of $600.0 million of senior notes were used for general corporate purposes, including maintaining capital at desired levels and providing long-term financing for the acquisitions completed by Metavante in 2004.

During 2004, the Corporation's Banking segment prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $355.0 million and the charge to earnings amounted to a loss of $6.9 million.

Net Interest Income

Net interest income, which is the difference between interest earned on earning assets and interest owed on interest bearing liabilities, represented approximately 43.8% of the Corporation's source of revenues in 2006.

Net interest income in 2006 amounted to $1,490.3 million compared with net interest income of $1,265.2 million in 2005, an increase of $225.1 million or 17.8%. Both acquisition-related and organic loan growth, as well as the growth in noninterest bearing and other bank issued deposits, were the primary contributors to the increase in net interest income. Factors negatively affecting net interest income compared to the prior year included the impact of the financing costs associated with acquisitions by the Banking segment and Metavante in 2006, common stock buybacks and a general shift in the bank issued deposit mix from lower cost to higher cost deposit products in response to increasing interest rates.

Average earning assets in 2006 amounted to $46.5 billion compared to $38.2 billion in 2005, an increase of $8.3 billion or 21.6%. Increases in average loans and leases accounted for 89.2% of the growth in average earning assets.

Average interest bearing liabilities increased $7.7 billion or 23.8% in 2006 compared to 2005. Approximately $5.1 billion or 66.3% of the growth in average interest bearing liabilities was attributable to interest bearing deposits and $1.9 billion or 24.4% of the growth in average interest bearing liabilities was attributable to long term borrowings.

Average noninterest bearing deposits increased $0.4 billion or 7.9% in 2006 compared to the prior year.

Net interest income in 2005 amounted to $1,265.2 million compared with net interest income of $1,160.6 million in 2004, an increase of $104.6 million or 9.0%. Loan growth and the growth in noninterest bearing and other bank-issued deposits were the primary contributors to the increase in net interest income. Net interest income in 2005 was negatively affected by lower loan spreads and the interest expense associated with debt issued in the third quarter of 2004 to fund Metavante's acquisitions.

Average earning assets in 2005 amounted to $38.2 billion compared to $33.1 billion in 2004, an increase of $5.1 billion or 15.5%. Increases in average loans and leases accounted for 92.6% of the growth in average earning assets.

Average interest bearing liabilities increased $4.6 billion or 16.8% in 2005 compared to 2004. Approximately $1.8 billion or 37.9% of the growth in average interest bearing liabilities was attributable to interest bearing deposits and the remainder of the growth in average interest bearing liabilities was attributable to long term borrowings.

Average noninterest bearing deposits increased $0.4 billion or 7.8% in 2005 compared to 2004.

The growth and composition of the Corporation's average loan and lease portfolio for the current year and prior two years are reflected in the following table ($ in millions):

	2006	2005	2004	Percent Growth 2006 vs 2005	Percent Growth 2005 vs 2004
Commercial:					
Commercial	$11,175.4	$ 8,954.6	$ 7,621.0	24.8%	17.5%
Commercial real estate:					
Commercial mortgages	10,345.6	8,575.8	7,658.2	20.6	12.0
Construction	2,793.0	1,412.8	1,097.4	97.7	28.7
Total commercial real estate	13,138.6	9,988.6	8,755.6	31.5	14.1
Commercial lease financing	516.2	439.4	397.0	17.5	10.7
Total commercial	24,830.2	19,382.6	16,773.6	28.1	15.6
Personal:					
Residential real estate:					
Residential mortgages	5,735.9	4,239.5	2,855.3	35.3	48.5
Construction	2,394.3	1,513.0	839.8	58.2	80.2
Total residential real estate	8,130.2	5,752.5	3,695.1	41.3	55.7
Consumer loans:					
Student	68.6	79.4	87.2	(13.6)	(8.9)
Credit card	239.9	223.6	224.0	7.3	(0.2)
Home equity loans and lines	4,539.6	4,987.9	4,764.8	(9.0)	4.7
Other	1,174.6	1,222.5	1,321.3	(3.9)	(7.5)
Total consumer loans	6,022.7	6,513.4	6,397.3	(7.5)	1.8
Personal lease financing	145.3	127.9	155.5	13.6	(17.7)
Total personal	14,298.2	12,393.8	10,247.9	15.4	20.9
Total consolidated average loans and leases	$39,128.4	$31,776.4	$27,021.5	23.1%	17.6%

Average loans and leases increased $7.4 billion or 23.1% in 2006 compared to 2005. Excluding the effect of the Banking acquisitions, total consolidated average loan and lease organic growth was 12.7% in 2006 compared to 2005. Approximately $2.9 billion of the growth in total consolidated average loans and leases was attributable to the banking acquisitions and $4.5 billion of the growth was organic. Of the $2.9 billion of average growth attributable to the banking acquisitions, $2.1 billion was attributable to average commercial real estate loans, $0.6 billion was attributable to average commercial loans and leases and the remainder was primarily attributable to average residential real estate loans. Of the $4.5 billion of average loan and lease organic growth, $1.7 billion was attributable to average commercial loans and leases, $1.1 billion was attributable to average commercial real estate loans, and $2.2 billion was attributable to residential real estate loans. Average home equity loans and lines decreased $0.4 billion in 2006 compared to 2005.

Management attributes the strong loan growth in 2006 to the strength of the local economies in the markets the Corporation serves, new business and continued customer satisfaction. Management expects that organic commercial loan growth (as a percentage) will moderate slightly from 2006 growth levels and will reach the low double digits in 2007. The basis for this expectation includes continued success in attracting new customers in all of the Corporation's markets and continued modest economic growth in the primary markets that the Corporation serves. Recently the Corporation has experienced some declines in the construction market for both commercial and residential developers, and to some extent throughout the commercial real estate business. Based on recent trends, management expects mid single digit growth in 2007 for commercial real estate loans.

Home equity loans and lines, which include M&I's wholesale activity, continue to be the primary consumer loan products. Average home equity loans and lines declined $0.4 billion or 9.0% in 2006 compared to 2005. This trend is consistent with what is occurring in many parts of the country. The softer home equity market, combined with the Corporation's continued sales of certain loans at origination, which is partly in response to the Corporation's demand for home equity products with higher loan-to-value characteristics, will continue to affect balance sheet organic loan growth. Management does not expect this trend to change in the near term.

The Corporation sells some of its residential real estate loan production (residential real estate and home equity loans) in the secondary market. Selected residential real estate loans with rate and term characteristics that are considered desirable are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $2.3 billion in 2006 compared to $2.4 billion in 2005. At December 31, 2006, residential mortgage loans held for sale amounted to $139.3 million. Gains from the sale of mortgage loans amounted to $47.3 million in 2006 compared to $47.1 million in 2005.

Auto loans securitized and sold amounted to $0.5 billion in each of 2006 and 2005. Net losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, amounted to $0.1 million in 2006 compared to $2.0 million in 2005. See Note 10 in Notes to Consolidated Financial Statements for further discussion of the Corporation's securitization activities. At December 31, 2006, auto loans held for sale amounted to $83.4 million.

The Corporation anticipates that it will continue to divest of selected assets through sale or securitization in future periods.

Average loans and leases increased $4.8 billion or 17.6% in 2005 compared to 2004. Total average commercial loan and lease growth amounted to $2.6 billion. Total average commercial loan growth in 2005 compared to 2004 consisted of average commercial real estate and commercial real estate construction loan growth which contributed $1.2 billion and average commercial loan growth which contributed $1.4 billion. Total average personal loan growth amounted to $2.2 billion in 2005 compared to 2004. This growth was driven primarily by growth in residential real estate loans that consist primarily of traditional three and five year ARMs (adjustable rate mortgages), balloon mortgage loans and construction loans. Total average residential real estate loans grew by $2.1 billion in 2005 compared to 2004. Average home equity loans and lines increased $0.2 billion in 2005 compared to 2004.

Home equity loans and lines, which include the Corporation's wholesale activity, continue to be the primary consumer loan products. Home equity loan and line production in 2005 continued to be strong. The rate of growth in home equity loans and lines in 2005 compared to 2004 was affected by the amount of loans sold at origination and increased prepayment activity on the Corporation's wholesale home equity products. The proportion of loans sold at origination significantly increased in 2005 compared to 2004 in response to the increased demand for home equity products with higher loan-to-value characteristics.

The Corporation sells some of its residential real estate loan production (residential real estate and home equity loans) in the secondary market. Selected residential real estate loans with rate and term characteristics that are considered desirable are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $2.4 billion in 2005 compared to $1.6 billion in 2004. At December 31, 2005, mortgage loans held for sale amounted to $198.7 million. Gains from the sale of mortgage loans amounted to $47.1 million in 2005 compared to $28.9 million in 2004.

Auto loans securitized and sold amounted to $0.5 billion in each of 2005 and 2004. Net losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, amounted to $2.0 million in 2005 compared to $3.4 million in 2004. The losses incurred were primarily due to lower loan interest rate spreads associated with new auto loan production in a rising interest rate environment. At December 31, 2005, auto loans held for sale amounted to $79.1 million.

The growth and composition of the Corporation's consolidated average deposits for the current year and prior two years are reflected below ($ in millions):

	2006	2005	2004	Percent Growth 2006 vs 2005	Percent Growth 2005 vs 2004
Bank issued deposits:					
Noninterest bearing:					
Commercial	$ 3,825.3	$ 3,480.6	$ 3,210.5	9.9%	8.4%
Personal	961.3	940.8	897.1	2.2	4.9
Other	548.9	521.4	478.0	5.3	9.1
Total noninterest bearing	5,335.5	4,942.8	4,585.6	7.9	7.8
Interest bearing:					
Activity accounts:					
Savings and NOW	3,031.5	3,096.2	3,388.4	(2.1)	(8.6)
Money market	7,482.5	5,980.1	5,675.6	25.1	5.4
Foreign activity	1,154.3	951.0	896.7	21.4	6.1
Total activity accounts	11,668.3	10,027.3	9,960.7	16.4	0.7
Time deposits:					
Other CDs and time	4,496.8	3,048.1	2,632.7	47.5	15.8
CDs $100,000 and over	2,832.5	1,362.3	751.4	107.9	81.3
Total time deposits	7,329.3	4,410.4	3,384.1	66.2	30.3
Total interest bearing	18,997.6	14,437.7	13,344.8	31.6	8.2
Total bank issued deposits	24,333.1	19,380.5	17,930.4	25.6	8.1
Wholesale deposits:					
Money market	814.7	1,073.1	499.8	(24.1)	114.7
Brokered CDs	5,011.1	4,641.1	4,582.8	8.0	1.3
Foreign time	1,429.9	1,006.8	974.9	42.0	3.3
Total wholesale deposits	7,255.7	6,721.0	6,057.5	8.0	11.0
Total consolidated average deposits	$31,588.8	$26,101.5	$23,987.9	21.0%	8.8%

Average total bank issued deposits increased $4.9 billion or 25.6% in 2006 compared to 2005. Excluding the effect of the banking acquisitions, average total bank issued deposit organic growth was 9.6% in 2006 compared to 2005. Approximately $2.3 billion of the growth in average total bank issued deposits was attributable to the banking acquisitions and $2.6 billion of the growth was organic. Of the $2.3 billion of average growth attributable to the banking acquisitions, $0.3 billion was attributable to average noninterest bearing deposits, $0.7 billion was attributable to average interest bearing activity deposits and $1.3 billion was attributable to average time deposits. Of the $2.6 billion of average bank issued deposit organic growth, $0.1 billion was attributable to average noninterest bearing deposits, $0.9 billion was attributable to average interest bearing activity deposits and $1.6 billion was attributable to average time deposits.

Noninterest deposit balances tend to exhibit some seasonality with a trend of balances declining somewhat in the early part of the year followed by growth in balances throughout the remainder of the year. A portion of the noninterest balances, especially commercial balances, is sensitive to the interest rate environment. Larger balances tend to be maintained when overall interest rates are low and smaller balances tend to be maintained as overall interest rates increase. As interest rates have risen, the Corporation has increasingly been able to competitively price deposit products which has contributed to the growth in average interest bearing bank issued deposits and average bank issued time deposits. The interest rate environment in 2006 resulted in a shift in the bank issued deposit mix. In their search for higher yields, both new and existing customers have been migrating their deposit balances to higher cost money market and time deposit products. However, new customer balances have resulted in less reliance on wholesale funding sources in 2006. Management expects these trends to continue.

In commercial banking, the focus remains on developing deeper relationships by capitalizing on cross-sale opportunities. Incentive plans based on the sale of treasury management products and services are focused on growing deposits. The retail banking strategy continues to focus on aggressively selling the right products to meet the needs of customers and enhance the Corporation's profitability.

Wholesale deposits are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. The Corporation continues to make use of wholesale funding alternatives. These deposits allow the Corporation's bank subsidiaries to gather funds across a wider geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Average wholesale deposits increased $0.5 billion in 2006 compared to 2005. Average wholesale deposits in 2006 include $0.4 billion of average wholesale deposits that were assumed in the 2006 banking acquisitions.

Average total bank issued deposits increased $1.5 billion or 8.1% in 2005 compared with 2004. Average noninterest bearing deposits increased $0.4 billion and average interest bearing deposits increased $1.1 billion. Average time deposits exhibited the greatest growth in bank issued interest bearing deposits in 2005 compared to 2004. Average money market accounts grew $0.3 billion in 2005 compared to 2004. This growth was offset in part by a decline in savings and NOW accounts compared to the prior year.

Average wholesale deposits increased $0.7 billion in 2005 compared to 2004.

During 2006, the Corporation's lead bank, M&I Marshall & Ilsley Bank ("M&I Bank") issued $250.0 million of fixed rate senior notes. In addition, M&I Bank issued $900.0 million of floating rate senior notes during 2006. New Federal Home Loan Bank ("FHLB") advances in 2006 consisted of $550.0 million of fixed rate advances and $500.0 million of floating rate advances. In December 2006, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed. During 2006 the Corporation issued $250.0 million of senior notes. The interest rates used to determine interest on floating rate senior notes and floating rate FHLB advances are indexed to the London Interbank Offered Rate ("LIBOR"). During 2006, $198.4 million of the Corporation's fixed rate Series E notes and $727.0 million of FHLB advances matured. At December 31, 2006 long-term borrowings assumed by the Corporation in the banking acquisitions consisted of $30.0 million of subordinated debt and $99.0 million of subordinated debt associated with four separate issuances of trust preferred securities.

During 2005, M&I Bank issued $1,150.0 million of fixed rate senior notes with a weighted average interest rate of 4.21%. In addition, M&I Bank issued $1,225.0 million of floating rate senior notes and issued $350.0 million of fixed rate subordinated notes at an interest rate of 4.85%. New FHLB floating rate advances in 2005 amounted to $550.0 million. In December 2005, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed. The interest rates used to determine interest on floating rate senior notes and floating rate FHLB advances are indexed to LIBOR. During 2005, $100.5 million of the Corporation's Series E notes with a weighted average interest rate of 1.75% and $450.0 million of M&I Bank's FHLB advances with a weighted average interest rate of 1.90% matured.

During 2004, M&I Bank prepaid $300.0 million of floating rate FHLB advances and terminated receive floating / pay fixed interest rate swaps designated as cash flow hedges against the FHLB advances. The termination of the interest rate swaps resulted in a charge to earnings of $2.0 million. Also during 2004, a fixed rate advance from the FHLB aggregating $55.0 million with an annual coupon interest rate of 5.06% was prepaid and retired resulting in a charge to earnings of $4.9 million. The charge to earnings resulting from these transactions is reported in other expense in the Consolidated Statements of Income.

The net interest margin on a fully taxable equivalent basis ("FTE") as a percent of average earning assets was 3.27% in 2006 compared to 3.40% in 2005, a decrease of 13 basis points. The yield on average earning assets was 6.97% in 2006 compared to 5.97% in 2005, an increase of 100 basis points. The cost of interest bearing liabilities was 4.31% in 2006 compared to 3.04% in 2005, an increase of 127 basis points.

The net interest margin FTE as a percent of average earning assets was 3.40% in 2005 compared to 3.61% in 2004, a decrease of 21 basis points. The Corporation estimates that the additional interest expense associated with the $1.0 billion of debt issued in late July 2004 to finance Metavante's 2004 acquisitions lowered the net interest margin FTE by approximately 11 basis points in 2005. Unlike a bank acquisition or loan growth, where the primary source of revenue is interest income, the revenue impact of Metavante's acquisitions is reported in other income and is not a component of the net interest margin statistic. The yield on average earning assets was 5.97% in 2005 compared to 5.23% in 2004, an increase of 74 basis points. The cost of interest bearing liabilities was 3.04% in 2005 compared to 1.93% in 2004, an increase of 111 basis points.

Like the industry in general, there were many factors that presented a challenge to the net interest margin in 2006. Some of these factors included tightening loan spreads, the movement of new and existing deposits into higher yielding products, loan growth that exceeded the Corporation's ability to generate lower cost deposits and an interest rate environment characterized by an inverted yield curve. Management continues to believe that slight margin contraction is more likely than margin expansion. As a result, the net interest margin FTE as a percent of average earning assets could continue to have modest downward pressure, a few basis points per quarter, in the near term. Net interest income and the net interest margin percentage can vary and continue to be influenced by loan and deposit growth, product spreads, pricing competition in the Corporation's markets, prepayment activity, future interest rate changes and various other factors.

Average Balance Sheets and Analysis of Net Interest Income

The Corporation's consolidated average balance sheets, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are presented in the following table ($ in thousands):

	2006			2005			2004		
	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)
Loans and leases (1)(2)	$39,128,418	$2,857,956	7.30%	$31,776,383	$1,961,504	6.17%	$27,021,498	$1,435,390	5.31%
Investment securities:									
Taxable	5,687,763	277,938	4.80	4,847,722	214,537	4.41	4,672,741	200,107	4.30
Tax-exempt (1)	1,303,872	89,865	6.97	1,334,793	95,001	7.26	1,199,139	88,425	7.53
Federal funds sold and security resale agreements	227,082	11,546	5.08	153,701	5,347	3.48	53,675	857	1.60
Trading securities (1)	45,559	659	1.45	26,922	240	0.89	22,297	281	1.26
Other short-term investments	76,549	4,590	6.00	83,477	3,328	3.99	117,382	1,540	1.31
Total interest earning assets	46,469,243	3,242,554	6.97%	38,222,998	2,279,957	5.97%	33,086,732	1,726,600	5.23%
Cash and due from banks	1,023,782			966,078			835,391		
Premises and equipment, net	550,514			458,179			448,134		
Other assets	5,013,949			3,999,172			3,152,745		
Allowance for loan and lease losses	(406,390)			(362,886)			(360,408)		
Total assets	$52,651,098			$43,283,541			$37,162,594		
Interest bearing deposits:									
Bank issued deposits:									
Bank issued interest bearing activity deposits	$11,668,328	$ 386,449	3.31%	$10,027,250	$ 192,441	1.92%	$ 9,960,645	$ 77,621	0.78%
Bank issued time deposits	7,329,307	322,280	4.40	4,410,456	141,530	3.21	3,384,120	82,938	2.45
Total bank issued deposits	18,997,635	708,729	3.73	14,437,706	333,971	2.31	13,344,765	160,559	1.20
Wholesale deposits	7,255,647	349,984	4.82	6,720,964	210,949	3.14	6,057,542	115,543	1.91
Total interest bearing deposits	26,253,282	1,058,713	4.03	21,158,670	544,920	2.58	19,402,307	276,102	1.42
Short-term borrowings	3,638,180	186,863	5.14	2,925,642	106,333	3.63	2,908,168	61,256	2.11
Long-term borrowings	10,071,717	476,625	4.73	8,193,001	330,144	4.03	5,329,571	196,440	3.69
Total interest bearing liabilities	39,963,179	1,722,201	4.31%	32,277,313	981,397	3.04%	27,640,046	533,798	1.93%
Noninterest bearing deposits	5,335,539			4,942,803			4,585,628		
Other liabilities	1,751,474			1,706,111			1,372,677		
Shareholders' equity	5,600,906			4,357,314			3,564,243		
Total liabilities and shareholders' equity	$52,651,098			$43,283,541			$37,162,594		
Net interest income		$1,520,353			$1,298,560			$1,192,802	
Net yield on interest earning assets			3.27%			3.40%			3.61%

Notes:

(1) FTE, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Loans and leases on nonaccrual status have been included in the computation of average balances.

(3) Based on average balances excluding fair value adjustments for available for sale securities.

Analysis of Changes in Interest Income and Interest Expense

The effects on interest income and interest expense due to volume and rate changes in 2006 and 2005 are outlined in the following table. Changes not due solely to either volume or rate are allocated to rate ($ in thousands):

	2006 versus 2005			2005 versus 2004		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Average Volume (2)	Average Rate	Increase (Decrease)	Average Volume (2)	Average Rate	Increase (Decrease)
Interest on earning assets:						
Loans and leases (1)	$453,621	$442,831	$896,452	$252,484	$273,630	$526,114
Investment securities:						
Taxable	40,564	22,837	63,401	9,203	5,227	14,430
Tax-exempt (1)	(1,427)	(3,709)	(5,136)	10,124	(3,548)	6,576
Federal funds sold and security resale agreements	2,554	3,645	6,199	1,600	2,890	4,490
Trading securities (1)	166	253	419	58	(99)	(41)
Other short-term investments	(276)	1,538	1,262	(444)	2,232	1,788
Total interest income change	$497,735	$464,862	$962,597	$270,606	$282,751	$553,357
Expense on interest bearing liabilities:						
Interest bearing deposits:						
Bank issued deposits:						
Bank issued interest bearing activity deposits	$ 31,509	$162,499	$194,008	$ 520	$114,300	$114,820
Bank issued time deposits	93,695	87,055	180,750	25,145	33,447	58,592
Total bank issued deposits	105,334	269,424	374,758	13,115	160,297	173,412
Wholesale deposits	16,789	122,246	139,035	12,671	82,735	95,406
Total interest bearing deposits	131,441	382,352	513,793	24,940	243,878	268,818
Short-term borrowings	25,865	54,665	80,530	369	44,708	45,077
Long-term borrowings	75,712	70,769	146,481	105,661	28,043	133,704
Total interest expense change	$233,650	$507,154	$740,804	$ 89,499	$358,100	$447,599

Notes:

(1) FTE, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Based on average balances excluding fair value adjustments for available for sale securities.

Summary of Loan and Lease Loss Experience and Credit Quality

The following tables present comparative credit quality information as of and for the year ended December 31, 2006, as well as selected comparative years:

Consolidated Credit Quality Information
December 31, ($000's)

	2006	2005	2004	2003	2002
Nonperforming Assets by Type					
Loans and Leases:					
Nonaccrual	$264,890	$134,718	$127,722	$166,387	$188,232
Renegotiated	125	143	236	278	326
Past Due 90 Days or More	2,991	5,725	4,405	6,111	5,934
Total Nonperforming Loans and Leases	268,006	140,586	132,363	172,776	194,492
Other Real Estate Owned	25,452	8,869	8,056	13,235	8,692
Total Nonperforming Assets	$293,458	$149,455	$140,419	$186,011	$203,184
Allowance for Loan and Lease Losses	$420,610	$363,769	$358,110	$349,561	$338,409
Consolidated Statistics					
Net Charge-offs to Average Loans and Leases	0.10%	0.12%	0.11%	0.21%	0.21%
Total Nonperforming Loans and Leases to Total Loans and Leases	0.64	0.41	0.45	0.69	0.81
Total Nonperforming Assets to Total Loans and Leases and Other Real Estate Owned	0.70	0.44	0.48	0.74	0.85
Allowance for Loan and Lease Losses to Total Loans and Leases	1.00	1.06	1.21	1.39	1.42
Allowance for Loan and Lease Losses to Nonperforming Loans and Leases	157	259	271	202	174

Major Categories of Nonaccrual Loans and Leases ($000's)

	December 31, 2006			December 31, 2005		
	Nonaccrual	% of Loan Type	% of Nonaccrual	Nonaccrual	% of Loan Type	% of Nonaccrual
Commercial and Lease Financing	$ 51,974	0.4%	19.6%	$ 45,269	0.4%	33.6%
Real Estate						
Construction and Land Development	71,298	1.2	26.9	913	—	0.7
Commercial Real Estate	57,705	0.5	21.8	31,184	0.4	23.1
Residential Real Estate	82,675	0.8	31.2	55,442	0.6	41.2
Total Real Estate	211,678	0.8	79.9	87,539	0.4	65.0
Personal	1,238	0.1	0.5	1,910	0.1	1.4
Total	$264,890	0.6%	100.0%	$134,718	0.4%	100.0%

Allocation of the Allowance for Loan and Lease Losses ($000's)

	December 31, 2006		December 31, 2005		December 31, 2004	
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:						
Commercial, Financial & Agricultural	$251,475	28.7%	$222,078	28.0%	$244,042	28.7%
Real Estate						
Residential Mortgage	20,454	31.9	12,921	34.9	12,311	32.6
Commercial Mortgage	83.510	34.2	63,813	30.5	49,965	31.7
Personal	18,434	3.5	24,153	4.7	14,252	5.2
Lease Financing	46,737	1.7	40,804	1.9	37,540	1.8
Total	$420,610	100.0%	$363,769	100.0%	$358,110	100.0%

	December 31, 2003		December 31, 2002	
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:				
Commercial, Financial & Agricultural	$237,510	28.2%	$234,980	28.7%
Real Estate				
Residential Mortgage	28,369	29.9	35,518	28.9
Commercial Mortgage	37,013	32.7	22,141	31.3
Personal	18,213	6.9	18,394	7.8
Lease Financing	28,456	2.3	27,376	3.3
Total	$349,561	100.0%	$338,409	100.0%

Reconciliation of Consolidated Allowance for Loan and Lease Losses ($000's)

	2006	2005	2004	2003	2002
Allowance for Loan and Lease Losses at Beginning of Year	$363,769	$358,110	$349,561	$338,409	$268,198
Provision for Loan and Lease Losses	50,551	44,795	37,963	62,993	74,416
Allowance of Banks and Loans Acquired	45,258	—	27	—	39,813
Loans and Leases Charged-off:					
Commercial	16,280	21,540	16,775	17,689	23,003
Real Estate—Construction	10,862	68	33	57	94
Real Estate—Mortgage	11,878	21,147	13,259	15,192	10,681
Personal	14,547	15,580	12,821	12,100	12,265
Leases	1,863	1,189	7,967	24,625	9,246
Total Charge-offs	55,430	59,524	50,855	69,663	55,289
Recoveries on Loans and Leases:					
Commercial	6,910	11,758	12,631	8,736	3,819
Real Estate—Construction	82	1	2	88	96
Real Estate—Mortgage	2,603	2,741	3,887	4,278	2,462
Personal	4,247	3,069	3,327	3,058	3,053
Leases	2,620	2,819	1,567	1,662	1,841
Total Recoveries	16,462	20,388	21,414	17,822	11,271
Net Loans and Leases Charged-off	38,968	39,136	29,441	51,841	44,018
Allowance for Loan and Lease Losses at End of Year	$420,610	$363,769	$358,110	$349,561	$338,409

Nonperforming assets consist of nonperforming loans and leases and other real estate owned ("OREO"). The amount of nonperforming assets is affected by acquisitions accounted for under the purchase method of accounting. The assets and liabilities, including the nonperforming assets, of the acquired entities are included in the Corporation's consolidated balance sheets from the date the business combination is completed, which impacts period-to-period comparisons.

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $25.5 million, $8.9 million and $8.1 million at December 31, 2006, 2005 and 2004, respectively. Approximately $15.3 million or 92.4% of the increase at December 31, 2006 compared to December 31, 2005 is attributable to construction and land development and residential real estate properties acquired in partial or total satisfaction of problem loans.

Nonperforming loans and leases consist of nonaccrual, renegotiated or restructured loans, and loans and leases that are delinquent 90 days or more and still accruing interest. The balance of nonperforming loans and leases are affected by acquisitions and may be subject to fluctuation based on the timing of cash collections, renegotiations and renewals.

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual. Exceptions to this rule are generally only for loans fully collateralized by readily marketable securities or other relatively risk free collateral. In addition, a loan may be placed on nonaccrual when management makes a determination that the facts and circumstances warrant such classification irrespective of the current payment status.

Maintaining nonperforming assets at an acceptable level is important to the ongoing success of a financial services institution. The Corporation's comprehensive credit review and approval process is critical to ensuring that the amount of nonperforming assets on a long-term basis is minimized within the overall framework of acceptable levels of credit risk. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts.

At December 31, 2006, nonperforming loans and leases amounted to $268.0 million or 0.64% of consolidated loans and leases compared to $140.6 million or 0.41% at December 31, 2005 and $132.4 million or 0.45% at December 31, 2004. Nonperforming loans associated with the banking acquisitions amounted to $61.6 million or approximately 23.0% of total nonperforming loans at December 31, 2006. Nonaccrual loans and leases increased $130.2 million at year-end 2006 compared to year-end 2005. The net increase was primarily due to increases in all types of nonaccrual real estate loans.

Delinquency can be an indicator of potential problem loans and leases. At December 31, 2006, loans and leases past due 60-89 days and still accruing interest amounted to $89.1 million or 0.21% of total loans and leases outstanding compared to $33.0 million or 0.10% of total loans and leases outstanding at December 31, 2005 and $19.4 million or 0.07% of total loans and leases outstanding at December 31, 2004. Approximately 93.1% of the increase in loans and leases past due 60-89 days at December 31, 2006 compared to December 31, 2005 was attributable to all types of real estate loans.

In addition to its nonperforming loans and leases, the Corporation has loans and leases for which payments are presently current, but which management believes could possibly be classified as nonperforming in the near future. These loans are subject to constant management attention and their classification is reviewed on an ongoing basis. At December 31, 2006, such loans amounted to $109.1 million or 0.26% of total loans and leases outstanding compared to $61.3 million or 0.18% of total loans and leases outstanding at December 31, 2005 and $72.4 million 0.25% of total loans and leases outstanding at December 31, 2004.

The increase in nonperforming assets and past due loans and leases reflects the effects of the recent slowdown in the housing market. This housing-related stress has been experienced in all of the Corporation's markets and includes both core and acquired loans. The Corporation believes that its risk at the individual loan level remains relatively modest. The Corporation has been very aggressive to isolate, identify and assess its underlying loan and lease portfolio credit quality and has developed strategies to work through this housing-related stress.

Net charge-offs amounted to $39.0 million or 0.10% of average loans and leases in 2006 compared with $39.1 million or 0.12% of average loans and leases in 2005 and $29.4 million or 0.11% of average loans and leases in 2004.

Net charge-offs in 2006 continued to be below the Corporation's five year historical average of net charge-offs. The ratio of net charge-offs to average loans and leases to some extent reflects a higher than normal level of recoveries. However, the ratio of recoveries to charge-offs in 2006 trended closer to average historical experience. Although positive resolutions continue to be achieved on prior charge-offs, recoveries are expected to continue to trend downwards. Management expects net charge-offs to be more in the range of 0.15% to 0.20% and nonperforming loans and leases as a percent of total loans and leases to range from current levels to 0.75%. Negative economic events, an adverse development in industry segments within the portfolio or deterioration of a large loan or lease could also have significant adverse impacts on the actual loss levels.

Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $50.6 million in 2006. By comparison, the provision for loan and lease losses amounted to $44.8 million and $38.0 million in 2005 and 2004, respectively. The provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. The ratio of the allowance for loan and lease losses to total loans and leases was 1.00% at December 31, 2006 compared to 1.06% at December 31, 2005 and 1.21% at December 31, 2004.

Other Income

Total other income amounted to $1,915.4 million in 2006 compared to $1,716.3 million in 2005, an increase of $199.1 million or 11.6%. As previously discussed, total other income in 2006 includes a loss of $18.4 million from applying fair value accounting (versus hedge accounting) to interest rate swaps associated with transactions that did not qualify for hedge accounting. Excluding that loss, total other income amounted to $1,933.8 million in 2006 compared to $1,716.3 million in 2005, an increase of $217.5 million or 12.7%. Data processing services revenue and wealth management revenue were the primary contributors to the growth in other income in 2006 compared to 2005. That growth was offset by lower investment securities gains in 2006 compared to the prior year.

Total data processing services external revenue (Metavante) amounted to $1,382.7 million in 2006 compared to $1,185.0 million in 2005, an increase of $197.7 million or 16.7%. Revenue growth continued throughout this segment driven by revenue associated with acquisitions, higher transaction volumes in core processing activity, payment processing and electronic banking and an increase in healthcare eligibility and payment card production. Revenue associated with the two acquisitions completed in 2006 and a full year of revenue from the six acquisitions completed in 2005 contributed a significant portion of the revenue growth in 2006 compared to 2005. The acquisition-related revenue growth includes cross-sales of acquired products to customers across the entire segment. Metavante estimates that total revenue growth (internal and external) for the year ended December 31, 2006 compared to the year ended December 31, 2005 excluding the acquisitions ("organic revenue growth"), was approximately 7.0%. To determine the estimated organic growth rate, Metavante adjusts its prior year revenue for the acquisitions as if they had been consummated on January 1 of the prior year. Total buyout revenue, which varies from period to period, increased $9.4 million in 2006 compared to 2005.

Management expects Metavante's total revenue (internal and external) in 2007 to be in the range of $1.60 billion to $1.64 billion with margins maintained at levels similar to those achieved in 2006. In any given year there is some customer attrition due to banking consolidations. In addition, due to the focus of some of the acquired companies on software sales and the retail marketplace, revenue tends to be more cyclical and seasonal in nature especially in the fourth quarter. Management expects these trends to continue.

Wealth management revenue was $221.6 million in 2006 compared to $191.7 million in 2005, an increase of $29.9 million or 15.6%. Wealth management revenue attributable to the previously reported January 3, 2006 acquisition of certain assets of FirstTrust Indiana and the acquisition of the wealth management products and services from Gold Banc amounted to $3.8 million and $3.7 million, respectively. Continued success in the cross-selling and integrated delivery initiatives, improved investment performance and improving results in institutional sales efforts and outsourcing activities were the primary contributors to the remaining revenue growth over the respective year. Assets under management were $22.5 billion at December 31, 2006 compared to $18.9 billion at December 31, 2005, an increase of $3.6 billion or 19.2%. Assets under administration increased by $12.7 billion or 15.3% and amounted to $95.5 billion at December 31, 2006.

Service charges on deposits amounted to $99.6 million in 2006 compared to $94.0 million in 2005, an increase of $5.6 million or 6.0%. The Banking acquisitions contributed $6.4 million of service charges on deposits in 2006. A portion of this source of fee income is sensitive to changes in interest rates. In a rising rate environment, customers that pay for services by maintaining eligible deposit balances receive a higher earnings credit that results in lower fee income. Excluding the effect of the banking acquisitions, lower service charges on deposits associated with commercial demand deposits accounted for the majority of the decline in revenue in 2006 compared to 2005.

Total mortgage banking revenue was $52.4 million in 2006 compared with $50.5 million in 2005, an increase of $1.9 million or 3.8%. During 2006, the Corporation sold $2.3 billion of residential mortgage and home equity loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $0.8 million. During 2005, the Corporation sold $2.4 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $0.9 million. At December 31, 2006, the carrying value of mortgage servicing rights was insignificant.

Net investment securities gains amounted to $9.7 million in 2006 compared to $45.5 million in 2005. Net gains associated with the Corporation's Capital Markets Group investments amounted to $4.6 million in 2006 compared to $32.3 million in 2005. During 2005, the Corporation realized a gain of $6.6 million due to an equity investment that the Corporation liquidated in a cash tender offer. During the first quarter of 2005, the Corporation's Banking segment's investment in certain membership interests of PULSE was liquidated due to a change in control. The cash received resulted in a gain of $5.6 million.

As previously discussed, Derivative losses—discontinued hedges that amounted to $18.4 million in 2006, represent the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting, specifically hedge designation under the "matched-terms" method, it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. The affected interest rate swaps were terminated in 2006 in order to avoid future earnings volatility due to mark-to-market accounting. Management believes the changes in earnings based on market volatility are not reflective of the core performance trends of the Corporation.

Other noninterest income amounted to $138.8 million in 2006 compared to $122.5 million in 2005, an increase of $16.3 million or 13.3%. The banking acquisitions contributed approximately $1.2 million to the year-over-year growth in other noninterest income. Card related fees (credit, debit, ATM and stored value) increased $10.5 million in 2006 compared to 2005. Trading and investment commissions and fees and lower auto securitization losses increased other noninterest income by $9.9 million in 2006 compared to 2005. Other noninterest income in 2005 includes gains from the sale of certain trust custody businesses and gains from branch divestitures that aggregated $5.1 million.

Total other income amounted to $1,716.3 million in 2005 compared to $1,417.9 million in 2004, an increase of $298.4 million or 21.0%. Data processing services revenue accounted for 84.1% of the growth in total other income in 2005 compared to 2004. Wealth management revenue, mortgage banking revenue, other commissions and fees and investment securities gains also contributed to growth in total other income in 2005 compared to 2004.

Total data processing services external revenue amounted to $1,185.0 million in 2005 compared to $934.1 million in 2004, an increase of $250.9 million or 26.9%. Revenue growth throughout this segment was driven by revenue associated with acquisitions, higher transaction volumes in core processing activity, payment processing and electronic banking and an increase in healthcare eligibility and payment card production. Revenue associated with the six acquisitions completed in 2005 and a full year of revenue from the six acquisitions completed in 2004 contributed a significant portion of the revenue growth in 2005 compared to 2004. The acquisition-related revenue growth includes cross-sales of acquired products to customers across the entire segment. Total buyout revenue, which varies from period to period, amounted to $9.7 million in 2005 compared to $8.8 million in 2004.

Wealth management revenue was $191.7 million in 2005 compared to $175.1 million in 2004, an increase of $16.6 million or 9.5%. Revenue growth associated with trust services was the primary contributor to the revenue growth in wealth management revenue in 2005 compared to 2004. Assets under management were $18.9 billion at December 31, 2005 compared to $18.3 billion at December 31, 2004, an increase of $0.6 billion or 3.3%. On an average basis, assets under management increased approximately $1.2 billion or 6.9% in 2005 compared to 2004. Assets under administration increased by $6.9 billion or 9.1% and amounted to $82.8 billion at December 31, 2005. Sales activity emphasizing cross-selling, integrated delivery and account retention continued to drive revenue growth in 2005.

Total mortgage banking revenue was $50.5 million in 2005 compared with $34.7 million in 2004, an increase of $15.8 million or 45.6%. The increase in gains from the sale of residential mortgage and home equity loans was the primary contributor to the increase in mortgage banking revenue. During 2005, the Corporation sold $2.4 billion of residential mortgage and home equity loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $0.9 million. During 2004, the Corporation sold $1.6 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $1.4 million. At December 31, 2005, the carrying value of mortgage servicing rights was insignificant.

Net investment securities gains amounted to $45.5 million in 2005 compared to $35.3 million in 2004. During 2005, net gains associated with the Corporation's Capital Markets Group investments amounted to $32.3 million. Approximately $29.4 million of the net gain in 2005 was from a net realized gain recognized due to the sale of an entity associated with the investment in an independent private equity and venture capital partnership. The Corporation realized a gain of $6.6 million due to an equity investment that the Corporation liquidated in a cash tender offer. During the first quarter of 2005, the Corporation's Banking segment's investment in certain membership interests of PULSE was liquidated due to a change in control. The cash received resulted in a gain of $5.6 million. During 2004, net gains associated with the Corporation's Capital Markets Group investments amounted to $34.6 million. Approximately $34.1 million of the net gain in 2004 was from a net gain recognized in the fourth quarter of 2004 from an investment in an independent private equity and venture capital partnership.

Other noninterest income amounted to $122.5 million in 2005 compared to $112.5 million in 2004, an increase of $10.0 million or 8.8%. Other income in 2005 includes gains from the sale of certain trust custody businesses and gains from branch divestitures that aggregated $5.1 million.

Other Expense

Total other expense amounted to $2,159.5 million in 2006 compared to $1,879.0 million in 2005, an increase of $280.5 million or 14.9%.

The Metavante, Banking and wealth management acquisitions ("acquisitions") had a significant impact on the year-to-year comparability of operating expenses in 2006 compared to 2005. Approximately $201.6 million of the 2006 versus 2005 operating expense growth was attributable to the acquisitions. As all acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the acquisitions were completed. Operating expenses associated with acquisitions completed in 2005 are reflected for the full year in 2006 as opposed to a partial year in 2005. Acquisitions completed in 2006 directly affect the current year but have no impact on the prior year.

Expense control is sometimes measured in the financial services industry by the efficiency ratio statistic. The efficiency ratio is calculated by dividing total other expense by the sum of total other income (including Capital Markets Group-related investment gains but excluding other securities gains and losses and excluding derivative losses-discontinued hedges) and net interest income FTE. The Corporation's efficiency ratios for the years ended December 31, 2006, 2005, and 2004 were:

Efficiency Ratios	2006	2005	2004
Consolidated Corporation	62.6%	62.6%	62.4%
Consolidated Corporation Excluding Metavante	50.8	50.7	50.8

The Corporation estimates that its expense growth in 2006 compared to 2005, excluding the effect of the acquisitions was approximately $78.9 million or 4.3%.

Salaries and employee benefits expense amounted to $1,210.1 million in 2006 compared to $1,074.8 million in 2005, an increase of $135.3 million or 12.6%. Total expense for stock options and the ESPP amounted to $33.2 million in 2006 compared to $32.1 million in 2005. Salaries and benefits expense related to the acquisitions contributed approximately $79.3 million to the expense growth in 2006 compared to 2005.

Net occupancy and equipment expense amounted to $244.0 million in 2006 compared to $215.6 million in 2005, an increase of $28.4 million. Net occupancy and equipment expense related to the acquisitions contributed approximately $24.8 million to the expense growth in 2006 compared to 2005.

Software expenses amounted to $70.7 million in 2006 compared to $58.0 million in 2005, an increase of $12.7 million or 21.9%. Software expense related to the acquisitions contributed approximately $2.9 million to the expense growth in 2006 compared to 2005. Excluding the acquisitions, the Banking segment and Metavante were the primary contributors to the growth in software expenses in 2006 compared to 2005.

Processing charges amounted to $110.1 million in 2006 compared to $62.6 million in 2005, an increase of $47.5 million or 75.7%. Processing charges related to the acquisitions contributed approximately $38.0 million to the expense growth in 2006 compared to 2005. Excluding the acquisitions, Metavante was the primary contributor to the growth in processing charges in 2006 compared to 2005.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $176.6 million in 2006 compared to $149.8 million in 2005, an increase of $26.8 million or 17.9%. The acquisitions contributed approximately $18.6 million to the expense growth in 2006 compared to 2005. Excluding the acquisitions, the Banking segment and Metavante were the primary contributors to the growth in these expenses in 2006 compared to 2005.

Amortization of intangibles amounted to $45.4 million in 2006 compared to $31.1 million in 2005. Amortization of intangibles increased $15.8 million in 2006 compared to 2005 due to the acquisitions. Goodwill is subject to periodic tests for impairment. The Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2006 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit. At December 31, 2006, none of the Corporation's other intangible assets were determined to have indefinite lives.

Other noninterest expense amounted to $302.6 million in 2006 compared to $287.2 million in 2005, an increase of $15.4 million or 5.4%. The acquisitions contributed approximately $21.1 million to the expense growth in 2006 compared to 2005. Excluding the impact of the acquisitions and the effect on other noninterest expense due to the capitalization of costs, net of amortization, associated with software development and data processing conversions which is discussed below, other noninterest expense growth in 2006 compared to 2005 was approximately $7.9 million or 3.0%.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization, write-offs of software and the amortization associated with the software obtained in the acquisitions resulted in a net decrease in other noninterest expense of $13.6 million in 2006 compared to 2005.

Total other expense amounted to $1,879.0 million in 2005 compared to $1,628.7 million in 2004, an increase of $250.3 million or 15.4%.

The acquisitions by Metavante had a significant impact on the year-to-year comparability of operating expenses in 2005 compared to 2004. Approximately $182.1 million of the 2005 versus 2004 operating expense growth was attributable to the acquisitions.

The Corporation estimates that its expense growth in 2005 compared to 2004, excluding the effect of the acquisitions and the impact of the 2004 significant transactions previously discussed, was approximately $86.3 million or 5.7%.

Salaries and employee benefits expense amounted to $1,074.8 million in 2005 compared to $919.4 million in 2004, an increase of $155.4 million or 16.9%. Total expense for stock options and the ESPP amounted to $32.1 million in 2005 compared to $32.2 million in 2004. Salaries and benefits expense related to the Metavante acquisitions contributed approximately $92.8 million to the expense growth in 2005 compared to 2004. The remainder of the increase was primarily attributable to the Banking segment which reflects increased incentive compensation associated with loan and deposit growth and increased personnel to build out product lines in markets outside Wisconsin as well as increased personnel for de novo branch expansion.

Net occupancy and equipment expense amounted to $215.6 million in 2005 compared to $192.9 million in 2004, an increase of $22.7 million. Net occupancy and equipment expense related to the Metavante acquisitions contributed approximately $20.7 million to the expense growth in 2005 compared to 2004.

Software expenses amounted to $58.0 million in 2005 compared to $50.0 million in 2004, an increase of $8.0 million or 15.9%. Software expense related to the Metavante and banking acquisitions contributed approximately $4.5 million to the expense growth in 2005 compared to 2004. The Banking segment contributed $2.7 million to the growth in software expenses in 2005 compared to 2004.

Processing charges amounted to $62.6 million in 2005 compared to $52.2 million in 2004, an increase of $10.4 million or 19.9%. Processing charges related to the Metavante acquisitions contributed approximately $11.9 million to the expense growth in 2005 compared to 2004.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $149.8 million in 2005 compared to $135.1 million in 2004, an increase of $14.7 million or 10.8%. The Metavante acquisitions contributed approximately $11.8 million to the expense growth in 2005 compared to 2004.

Amortization of intangibles amounted to $31.1 million in 2005 compared to $27.9 million in 2004. Amortization and valuation reserves associated with mortgage servicing rights declined $1.3 million. At December 31, 2005, the carrying value of mortgage servicing rights amounted to $2.8 million. Amortization of intangibles increased $6.9 million in 2005 compared to 2004 due to Metavante's acquisitions. For the year ended December 31, 2005, $0.4 million of goodwill was included in the determination of the gains associated with the sale of certain trust custody businesses and the gains from branch divestitures. Goodwill is subject to periodic tests for impairment. The Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2005 and concluded that there was no impairment with respect to goodwill at any reporting unit. At December 31, 2005, none of the Corporation's other intangible assets were determined to have indefinite lives.

Other noninterest expense amounted to $287.2 million in 2005 compared to $251.2 million in 2004, an increase of $36.0 million. The Metavante acquisitions contributed approximately $32.5 million to the expense growth in 2005 compared to 2004. Excluding the impact of the Metavante acquisitions, advertising, travel and card related expenses increased by $16.7 million in 2005 compared to 2004. As previously discussed, during 2004 the Corporation prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges resulting in a loss of $6.9 million. During 2004, Metavante sold its small business 401k Retirement Plan Services operations and also sold the direct customer base of Paytrust.com resulting in an aggregate loss of approximately $7.1 million. Charitable foundation expense amounted to $5.0 million in 2004.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization, write-offs of software and the amortization associated with the software obtained in the acquisitions resulted in a net decrease in other noninterest expense of $8.3 million in 2005 compared to 2004. During 2004, Metavante determined that certain purchased and internally developed software will no longer be used or was impaired and such software was written off. Capitalized software costs written off as a result of these decisions amounted to $8.7 million in 2004.

Income Tax Provision

The provision for income taxes was $387.8 million in 2006, $351.5 million in 2005, and $306.0 million in 2004. The effective tax rate in 2006 was 32.4% compared to 33.2% in 2005 and 33.6% in 2004. The lower effective tax rate in 2006 reflects, in part, increased tax benefits from programs and activities that are eligible for federal income tax credits. Some of these programs and activities provide annual tax benefits in the form of federal income tax credits in future periods as long as the programs and activities continue to qualify under the federal tax regulations.

Reconciliation of Non-GAAP to GAAP Results

The Corporation has provided non-GAAP (Generally Accepted Accounting Principles) operating results for the year ended December 31, 2006, as a supplement to its GAAP financial results. The Corporation believes that these non-GAAP financial measures are useful because they allow investors to assess, on a consistent basis, the Corporation's operating performance, exclusive of items management believes are not indicative of the operations of the Corporation such as the change in the accounting for derivatives. Management uses such non-GAAP financial measures to evaluate financial results and to establish operational goals. These non-GAAP financial measures should be considered a supplement to, and not a substitute for, financial measures determined in accordance with GAAP.

	Year Ended December 31, 2006	
	Amount ($ in millions)	Per Diluted Share
Net Income	$807.8	$3.17
Net Derivative Losses—Discontinued Hedges (After-Tax)	12.0	0.05
Net Income as Adjusted :	$819.8	$3.22
Average Shareholders' Equity	$5,601	
Cumulative Net Derivative Losses—Discontinued Hedges (After-Tax)	23	
Adjusted Average Shareholders' Equity	$5,624	
Based on Net Income as Adjusted:		
Return on Assets	1.56%	
Return on Equity	14.58%	

Liquidity and Capital Resources

Shareholders' equity was $6.15 billion or 10.9% of total consolidated assets at December 31, 2006, compared to $4.74 billion or 10.2% of total consolidated assets at December 31, 2005.

In conjunction with the adoption of Staff Accounting Bulletin No. 108 and the determination that certain interest rate swaps did not qualify for hedge accounting, the cumulative effect of adjusting the reported carrying amount of the affected assets, liabilities and accumulated other comprehensive income as of January 1, 2006 resulted in a net reduction to Shareholders' equity of $18.0 million.

In the second quarter of 2006, the Corporation's Board of Directors authorized an increase in the quarterly cash dividend paid on the Corporation's common stock, from $0.24 per share to $0.27 per share, or 12.5%.

Shareholders' equity at December 31, 2006 includes the effect of certain common stock issuances during the current year. During the first quarter of 2006, the Corporation issued 527,864 shares of its common stock valued at $23.2 million in conjunction with Metavante's acquisition of AdminiSource Inc. and issued 385,192 shares of its common stock valued at $16.9 million to fund its 2005 obligations under its retirement and employee stock ownership plans. During the second quarter of 2006, the Corporation issued 13,672,665 shares of its common stock and exchanged fully vested stock options to purchase 119,816 of its common stock with a total value of $603.9 million in conjunction with the Corporation's acquisition of Gold Banc. Also during the second quarter of 2006, the Corporation issued 3,069,328 shares of its common stock and exchanged fully vested stock options to purchase 412,317 of its common stock with a total value of $148.3 million in conjunction with the Corporation's acquisition of Trustcorp.

The Corporation has a Stock Repurchase Program under which up to 12 million shares of the Corporation's common stock can be repurchased annually. During 2006, the Corporation repurchased 1.0 million shares at an aggregate cost of $41.8 million or an average price of $41.79 per common share. There were no purchases under the program in 2005.

At December 31, 2006, the net loss in accumulated other comprehensive income amounted to $17.5 million which represents a positive change in accumulated other comprehensive income of $19.7 million since December 31, 2005. Net accumulated other comprehensive income associated with available for sale investment securities was a net loss of $22.0 million at December 31, 2006, compared to a net loss of $36.3 million at December 31, 2005, resulting in a net gain of $14.3 million over the twelve month period. The unrealized loss associated with the change in fair value of the Corporation's derivative financial instruments designated as cash flow hedges declined $0.6 million since December 31, 2005, resulting in a net increase in Shareholders' equity. Accumulated other comprehensive income also includes for the first time, a net unrealized gain of $4.8 million which represents the amount required to adjust the Corporation's postretirement health benefit liability to its funded status as of December 31, 2006 in accordance with the new accounting standard on employers' accounting for defined benefit pension and other postretirement plans.

In 2005, the Corporation entered into an equity distribution agreement whereby the Corporation may offer and sell up to 3.5 million shares of its common stock from time to time through certain designated sales agents. However, the Corporation will not sell more than the number of shares of its common stock necessary for the aggregate gross proceeds from such sales to reach $150.0 million. No sales occurred in 2006. The aggregate gross proceeds available for future sales were approximately $143.3 million at December 31, 2006.

During the third quarter of 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES[SM]. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM], with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008.

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date for an amount in cash equal to the $25 stated amount of the Common SPACES, a number of shares of common stock equal to the settlement rate.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007). If the applicable market value (the average of the closing price per share of the Corporation's common stock for the 20 consecutive trading days ending on the third trading day immediately preceding August 15, 2007) of common stock is equal to or greater than $46.28, the settlement rate will be 0.5402 shares of common stock, which is equal to the stated amount divided by $46.28. If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be the number of shares of common stock equal to $25 divided by the applicable market value. If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699 which is the state amount divided by $37.32. The settlement rates are subject to adjustment, without duplication, upon the occurrence of certain anti-dilution events, including adjustments for dividends paid above $0.21 per share (the dividend rate at the time of the offering). The most recent quarterly dividend declared by the Corporation was $0.27 per share. No adjustment to the fixed settlement rate will be made if the applicable market value of common stock is in the $37.32 to $46.28 range.

The Corporation estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts. Before issuance of the common shares upon settlement of the stock purchase contracts, the stock purchase contracts will be reflected in diluted earnings per share calculations using the treasury stock method. Under the treasury stock method, the Corporation expects there will be some dilutive effect on earnings per share for periods when the average market price of the Corporation's common stock for the reporting period is above $46.28 and that there could be some dilutive effect on earnings per share for periods when the average market price of the Corporation's common stock for the reporting period is above the average market price of the Corporation's common stock for the twenty trading days ending on the third trading day immediately preceding the end of the reporting period. There was no dilutive effect on diluted earnings per share for the years ended December 31, 2006, 2005 and 2004.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

M&I manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure the Corporation's own cash requirements are met. M&I maintains liquidity by obtaining funds from several sources.

The Corporation's most readily available source of liquidity is its investment portfolio. Investment securities available for sale, which totaled $7.0 billion at December 31, 2006, represent a highly accessible source of liquidity. The Corporation's portfolio of held-to-maturity investment securities, which totaled $0.5 billion at December 31, 2006, provides liquidity from maturities and interest payments. The Corporation's loans held for sale provide additional liquidity. These loans represent recently funded loans that are prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within M&I's defined markets are another source of liquidity. Core deposits (demand, savings, money market and consumer time deposits) averaged $20.3 billion in 2006. The Corporation's banking affiliates may also access the Federal funds markets or utilize collateralized borrowings such as treasury demand notes or FHLB advances.

The banking affiliates may use wholesale deposits, which include foreign (Eurodollar) deposits. Wholesale deposits, which averaged $7.3 billion in 2006, are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. These deposits allow the Corporation's banking subsidiaries to gather funds across a national geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides the Corporation with the flexibility to not pursue single service time deposit relationships in markets that have experienced some unprofitable pricing levels.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These facilities provide access to funding sources substantially separate from the general credit risk of the Corporation and its subsidiaries.

The Corporation's lead bank, M&I Marshall & Ilsley Bank ("M&I Bank") has implemented a bank note program. During 2006, M&I Bank amended the bank note program into a global bank note program that permits it to issue up and sell up to a maximum of US$13.0 billion aggregate principal amount (or the equivalent thereof in other currencies) at any one time outstanding of its senior global bank notes with maturities of seven days or more from their respective date of issue and subordinated global bank notes with maturities more than five years from their respective date of issue. The notes may be fixed rate or floating rate and the exact terms will be specified in the applicable Pricing Supplement or the applicable Program Supplement. This program is intended to enhance liquidity by enabling M&I Bank to sell its debt instruments in global markets in the future without the delays that would otherwise be incurred. Bank notes outstanding at December 31, 2006, amounted to $6.6 billion of which $1.3 billion is subordinated and qualifies as supplementary capital for regulatory capital purposes.

The national capital markets represent a further source of liquidity to the Corporation. The Corporation has filed a number of shelf registration statements that are intended to permit the Corporation to raise funds through sales of corporate debt and/or equity securities with a relatively short lead time.

During the third quarter of 2005, the Corporation amended the shelf registration statement originally filed with the Securities and Exchange Commission during the second quarter of 2004 to include the equity distribution agreement previously discussed. That amended shelf registration statement enables the Corporation to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. At December 31, 2006, approximately $1.3 billion was available for future securities issuances.

During the fourth quarter of 2004, the Corporation filed a shelf registration statement with the Securities and Exchange Commission which will enable the Corporation to issue up to 6.0 million shares of its common stock which may be offered and issued from time to time in connection with acquisitions by M&I, Metavante and/or other subsidiaries of the Corporation. At December 31, 2006, there were 3.1 million shares of common stock available for future issuances.

Under another shelf registration statement, the Corporation may issue up to $0.6 billion of medium-term Series F notes with maturities ranging from 9 months to 30 years and at fixed or floating rates. As of December 31, 2006, $250.0 million of Series F notes had been issued. The Corporation may issue up to $0.5 billion of medium-term MiNotes with maturities ranging from 9 months to 30 years and at fixed or floating rates. The MiNotes are issued in smaller denominations to attract retail investors. At December 31, 2006, MiNotes issued amounted to $0.2 billion in aggregate principal amount. Additionally, the Corporation has a commercial paper program. At December 31, 2006, commercial paper outstanding amounted to $0.5 billion.

Contractual Obligations

The following table summarizes the Corporation's more significant contractual obligations at December 31, 2006. Excluded from the following table are a number of obligations to be settled in cash. These items are reflected in the Corporation's consolidated balance sheet and include deposits with no stated maturity, trade payables, accrued interest payable and derivative payables that do not require physical delivery of the underlying instrument.

		Payments Due by Period ($ in millions)				
Contractual Obligations	Note Ref	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificate of Deposit and Other Time Deposit Obligations	(1)	$ 15,891.7	$ 12,945.5	$ 1,526.7	$ 416.7	$ 1,002.8
Short-term Debt Obligations	(2)	3,609.3	3,609.3	—	—	—
Long-term Debt Obligations	(3)	13,993.5	3,334.3	3,594.3	3,137.3	3,927.6
Capital Lease Obligations		0.1	0.1	—	—	—
Minimum Operating Lease Obligations		204.4	40.3	62.4	42.2	59.5
Obligations to Purchase Foreign Currencies	(4)	468.5	468.5	—	—	—
Purchase Obligations—Facilities (Additions, Repairs and Maintenance)		19.1	19.0	0.1	—	—
Purchase Obligations—Technology		88.4	85.4	2.6	0.4	—
Purchase Obligations—Other		15.5	8.2	7.3	—	—
Other Obligations:						
Unfunded Investment Obligations	(5)	16.9	11.4	5.2	0.2	0.1
Defined Contribution Pension Obligations	(6)	67.5	67.5	—	—	—
Health and Welfare Benefits	(7)	—	—	—	—	—
Postretirement Benefit Obligations	(7)	7.0	7.0	—	—	—
Total		$ 34,381.9	$ 20,596.5	$ 5,198.6	$3,596.8	$ 4,990.0

Notes:

In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on certificate of deposit and other time deposit obligations and short-term debt obligations were excluded from amounts reported, as the potential cash outflows would have corresponding cash inflows from interest-bearing assets. The same, although to a lesser extent, is the case with respect to interest charges on long-term debt obligations. As long-term debt obligations may be used for purposes other than to fund interest-bearing assets, an estimate of interest charges is included in the amounts reported.

(1) Certain retail certificates of deposit and other time deposits give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal. Brokered certificates of deposits may be redeemed early upon the death or adjudication of incompetence of the holder.

(2) See Note 14 in Notes to Consolidated Financial Statements for a description of the Corporation's various short-term borrowings. Many short-term borrowings such as Federal funds purchased and security repurchase agreements and commercial paper are expected to be reissued and, therefore, do not necessarily represent an immediate need for cash.

(3) See Note 15 in Notes to Consolidated Financial Statements for a description of the Corporation's various long-term borrowings. The amounts shown in the table include interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon rates in effect at December 31, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(4) See Note 21 in Notes to Consolidated Financial Statements for a description of the Corporation's foreign exchange activities. The Corporation generally matches commitments to deliver foreign currencies with obligations to purchase foreign currencies which minimizes the immediate need for cash.

(5) The Corporation also has unfunded obligations for certain investments in investment funds. Under the obligations for certain investments in investment funds the Corporation could be required to invest an additional $47.5 million if the investment funds identify and commit to invest in additional qualifying investments. The investment funds have limited lives and defined periods for investing in new qualifying investments or providing additional funds to existing investments. As a result, the timing and amount of the funding requirements for these obligations are uncertain and could expire with no additional funding requirements.

(6) See Note 19 in Notes to Consolidated Financial Statements for a description of the Corporation's defined contribution program. The amount shown represents the unfunded contribution for the year ended December 31, 2006.

(7) The health and welfare benefit plans are periodically funded throughout each plan year with participant contributions and the Corporation's portion of benefits expected to be paid.

The Corporation has generally financed its growth through the retention of earnings and the issuance of debt. It is expected that future growth can be financed through internal earnings retention, additional debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The term off-balance sheet arrangement describes the means through which companies typically structure off-balance sheet transactions or otherwise incur risks of loss that are not fully transparent to investors or other users of financial information. For example, in many cases, in order to facilitate transfer of assets or otherwise finance the activities of an unconsolidated entity, a company may be required to provide financial support designed to reduce the risks to the entity or other third parties. That financial support may take many different forms such as financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the company to continuing risks or contingent liabilities regardless of whether or not they are recorded on the balance sheet.

Certain guarantees may be a source of potential risk to future liquidity, capital resources and results of operations. Guarantees may be in the form of contracts that contingently require the guarantor to make payments to the guaranteed party based on: (1) changes in an underlying instrument or variable such as a financial standby letter of credit; (2) failure to perform under an obligating agreement such as a performance standby letter of credit; and (3) indemnification agreements that require the indemnifying party to make payments to the indemnified party based on changes in an underlying instrument or variable that is related to an asset, a liability or an equity security of the indemnified party, such as an adverse judgment in a lawsuit. The Corporation, for a fee, regularly enters into standby letters of credit transactions and provides certain indemnifications against loss in conjunction with software sales, merchant credit card processing and securities lending activities, which are described in detail in Notes 20 and 25 in Notes to Consolidated Financial Statements.

Companies may structure and facilitate off-balance sheet arrangements by retaining an interest in assets transferred to an unconsolidated entity. Such interests may be in the form of a subordinated retained interest in a pool of receivables transferred to an unconsolidated entity, cash collateral accounts, recourse obligations or other forms of credit, liquidity, or market risk support. These subordinated interests protect the senior interests in the unconsolidated entity in the event a portion of the underlying transferred assets becomes uncollectible or there are insufficient funds to repay senior interest obligations. The Corporation uses such arrangements primarily in conjunction with its indirect automobile lending activities that are described in detail in Note 10 in Notes to Consolidated Financial Statements and in the discussion of critical accounting policies that follows this discussion.

As described in Note 15 in Notes to Consolidated Financial Statements, the Corporation holds all of the common interest in M&I Capital Trust A and M&I Capital Trust B which issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures and a full guarantee issued by the Corporation. In conjunction with the banking acquisitions completed in 2006, the Corporation acquired all of the common interests in an additional four trusts that also issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $16.0 million, $30.0 million, $38.0 million and $15.0 million, respectively and full guarantees assumed by the Corporation. The Corporation does not consolidate any of these six trusts in accordance with United States generally accepted accounting principles.

At December 31, 2006, the Corporation did not hold any material variable interests in entities that provide it liquidity, market risk or credit risk support, or engage in leasing, hedging or research and development services with the Corporation. Based on the off-balance sheet arrangements with which it is presently involved, the Corporation does not believe that such off-balance sheet arrangements either have, or are reasonably likely to have, a material impact to its current or future financial condition, results of operations, liquidity or capital.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of the Corporation's consolidated financial statements. The significant accounting policies of the Corporation are described in the footnotes to the consolidated financial statements contained herein and updated as necessary in its Quarterly Reports on Form 10-Q. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations of the Corporation. Management continues to consider the following to be those accounting policies that require significant judgments and assumptions:

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management's estimate of probable losses inherent in the Corporation's loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to absorb these inherent losses. This evaluation is supported by a methodology that identifies estimated losses based on assessments of individual problem loans and historical loss patterns of homogeneous loan pools. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. This reserving methodology has the following components:

Specific Reserve. The Corporation's internal risk rating system is used to identify loans and leases that meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. In general, these loans have been internally identified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Subject to a minimum size, a quarterly review of these loans is performed to identify the specific reserve necessary to be allocated to each of these loans. This analysis considers expected future cash flows, the value of collateral and also other factors that may impact the borrower's ability to make payments when due.

Collective Loan Impairment. This component of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. The Corporation segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

The second element reflects management's recognition of the uncertainty and imprecision underlying the process of estimating losses. The internal risk rating system is used to identify those loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management's judgment, reserve ranges are allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions.

The Corporation has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. There have been no material changes in estimation techniques as compared to prior periods that impacted the determination of the current period allowance. However, on an on-going basis the Corporation continues to refine the methods used in determining management's best estimate of the allowance for loan and lease losses.

The following factors were taken into consideration in determining the adequacy of the allowance for loan and lease losses at December 31, 2006:

The recent slowdown in the housing market is having an impact on the performance of some of the Corporation's construction and land development loans. A re-balancing of supply and demand within the national housing market has reduced both absorption rates and valuations causing stress for some borrowers within this loan segment. These loans are geographically dispersed and are in both the Corporation's core and acquired loan portfolios. The Corporation has taken these exposures into consideration in determining the adequacy of its allowance for loan and lease losses.

At December 31, 2006, allowances for loan and lease losses continue to be carried for exposures to manufacturing, healthcare, production agriculture (including dairy and cropping operations), truck transportation, accommodation, general contracting, motor vehicle and parts dealers and construction and land development loans secured by vacant land. The majority of the commercial charge-offs incurred in recent periods were in these industry segments. While most loans in these categories are still performing, the Corporation continues to believe these sectors present a higher than normal risk due to their financial and external characteristics.

During the fourth quarter of 2006, the Corporation's commitments to Shared National Credits were approximately $3.7 billion with usage averaging around 48%. Many of the Corporation's largest charge-offs have come from the Shared National Credit portfolio. Although these factors result in an increased risk profile, as of December 31, 2006, there were no Shared National Credit nonperforming loans. The Corporation's exposure to Shared National Credits is monitored closely given this lending group's loss experience.

The Corporation's primary lending areas are Wisconsin, Arizona, Minnesota and Missouri. The vast majority of the assets acquired from Gold Banc are in entirely new markets for the Corporation. Included in these new markets is the Kansas City metropolitan area, Tulsa, Oklahoma, and Tampa, Sarasota and Bradenton, Florida. Each of these regions and markets has cultural and environmental factors that are unique to them.

At December 31, 2006, nonperforming loans and leases amounted to $268.0 million or 0.64% of consolidated loans and leases compared to $140.6 million or 0.41% at December 31, 2005 and $132.4 million or 0.45% at December 31, 2004. Nonperforming loans associated with the banking acquisitions amounted to $61.6 million or approximately 23.0% of total nonperforming loans at December 31, 2006. Nonaccrual loans and leases increased $130.2 million at year-end 2006 compared to year-end 2005. The net increase was primarily due to increases in all types of nonaccrual real estate loans.

Net charge-offs amounted to $39.0 million or 0.10% of average loans and leases in 2006 compared with $39.1 million or 0.12% of average loans and leases in 2005 and $29.4 million or 0.11% of average loans and leases in 2004. The ratio of net charge-offs to average loans and leases to some extent reflects a higher than normal level of recoveries. However, the ratio of recoveries to charge-offs in 2006 trended closer to average historical experience. Although positive resolutions continue to be achieved on prior charge-offs, recoveries are expected to continue to trend downwards. Management expects net charge-offs to be more in the range of 0.15% to 0.20%.

Based on the above loss estimates, management determined its best estimate of the required allowance for loans and leases. Management's evaluation of the factors described above resulted in an allowance for loan and lease losses of $420.6 million or 1.00% of loans and leases outstanding at December 31, 2006. The allowance for loan and lease losses was $363.8 million or 1.06% of loans and leases outstanding at December 31, 2005. Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $50.6 million in 2006, compared to $44.8 million and $38.0 million in 2005 and 2004, respectively. The resulting provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

Capitalized Software and Conversion Costs

Direct costs associated with the production of computer software that will be licensed externally or used in a service bureau environment are capitalized. Capitalization of such costs is subject to strict accounting policy criteria, although the appropriate time to initiate capitalization requires management judgment. Once the specific capitalized project is put into production, the software cost is amortized over its estimated useful life, generally four years. Each quarter, the Corporation performs net realizable value tests to ensure the assets are recoverable. Such tests require management judgment as to the future sales and profitability of a particular product which involves, in some cases, multi-year projections. Technology changes and changes in customer requirements can have a significant impact on the recoverability of these assets and can be difficult to predict. Should significant adverse changes occur, estimates of useful life may have to be revised or write-offs would be required to recognize impairment. For the years ended December 31, 2006 and 2005, the amount of software costs capitalized amounted to $48.6 million and $40.8 million, respectively. Amortization expense of software costs amounted to $53.4 million and $57.7 million for the years ended December 31, 2006 and 2005, respectively.

During 2004, Metavante determined that certain products had limited growth potential. As a result of strategic product reviews and the results of net realizable tests on these products, Metavante determined that the capitalized software and other assets associated with the products were impaired. Total capitalized software costs written off amounted to $8.7 million and are included in other noninterest expense in 2004.

Direct costs associated with customer system conversions to the data processing operations are capitalized and amortized on a straight-line basis over the terms, generally five to seven years, of the related servicing contracts.

Capitalization only occurs when management is satisfied that such costs are recoverable through future operations or buyout fees in case of early termination. For the years ended December 31, 2006 and 2005, the amount of conversion costs capitalized amounted to $11.6 million and $10.5 million, respectively. Amortization expense of conversion costs amounted to $10.1 million and $10.5 million for the years ended December 31, 2006 and 2005, respectively.

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31, were ($ in millions):

	2006	2005
Software	$152.0	$154.0
Conversions	28.8	26.7
Total	$180.8	$180.7

The Corporation has not substantively changed any aspect to its overall approach in the determination of the amount of costs that are capitalized for software development or conversion activities. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the periodic amortization of such costs.

Financial Asset Sales and Securitizations

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards ("SFAS") No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

In December 2003, the Corporation adopted Financial Accounting Standards Board Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities (revised December 2003)***. This interpretation addresses consolidation by business enterprises of variable interest entities. Transferors to QSPEs and "grandfathered" QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46R and do not consolidate those entities. With respect to the Corporation's securitization activities, the adoption of FIN 46R did not have an impact on its consolidated financial statements because its transfers are generally to QSPEs.

The Corporation sells financial assets in a two-step process that results in a surrender of control over the assets, as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and cash reserve accounts. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Actual results can differ from expected results.

The Corporation reviews the carrying values of the retained interests monthly to determine if there is a decline in value that is other than temporary and periodically reviews the propriety of the assumptions used based on current historical experience as well as the sensitivities of the carrying value of the retained interests to adverse changes in the key assumptions. The Corporation believes that its estimates result in a reasonable carrying value of the retained interests.

Net gains associated with the retained interests, held in the form of interest-only strips amounted to $0.9 million in 2006 compared to $1.0 million in 2005 and are included in net investment securities gains in the Consolidated Statements of Income. During 2006, the Corporation realized $4.0 million in gains that were offset by impairment losses of $3.1 million. There were no impairment losses in 2005. The gains realized in 2006 and 2005 resulted from the excess of cash received over the carrying amount of certain interest-only strips. The impairment in 2006 was a result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary.

The Corporation regularly sells automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit in securitization transactions in which servicing responsibilities and subordinated interests are retained. The outstanding balances of automobile loans sold in these securitization transactions were $948.2 million and $954.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the carrying amount of retained interests amounted to $34.3 million and $25.9 million, respectively.

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote QSPE whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Corporation provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Corporation acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as free-standing derivative financial instruments in the Corporation's Consolidated Balance Sheet.

At December 31, 2006, highly rated investment securities in the amount of $358.9 million were outstanding in the QSPE to support the outstanding commercial paper.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation's interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, ("FIN 48"), ***Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109***. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, ***Accounting for Income Taxes***. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 were effective beginning January 1, 2007. The financial statement impact of adopting FIN 48 was not material.

New Accounting Pronouncements

A discussion of new accounting pronouncements that are applicable to the Corporation and have been or will be adopted by the Corporation is included in Note 1 in Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. The Corporation faces market risk through trading and other than trading activities. While market risk that arises from trading activities in the form of foreign exchange and interest rate risk is immaterial to the Corporation, market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods.

Interest Rate Risk

The Corporation uses financial modeling techniques to identify potential changes in income under a variety of possible interest rate scenarios. Financial institutions, by their nature, bear interest rate and liquidity risk as a necessary part of the business of managing financial assets and liabilities. The Corporation has designed strategies to limit these risks within prudent parameters and identify appropriate risk/reward tradeoffs in the financial structure of the balance sheet.

The financial models identify the specific cash flows, repricing timing and embedded option characteristics of the assets and liabilities held by the Corporation. Policies are in place to assure that neither earnings nor fair value at risk exceed appropriate limits. The use of a limited array of derivative financial instruments has allowed the Corporation to achieve the desired balance sheet repricing structure while simultaneously meeting the desired objectives of both its borrowing and depositing customers.

The models used include measures of the expected repricing characteristics of administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets and other liabilities). These measures recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. In addition to contractual payment information for most other assets and liabilities, the models also include estimates of expected prepayment characteristics for those items that are likely to materially change their payment structures in different rate environments, including residential mortgage products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

This information is incorporated into a model that allows the projection of future income levels in several different interest rate environments. Earnings at risk are calculated by modeling income in an environment where rates remain constant, and comparing this result to income in a different rate environment, and then dividing this difference by the Corporation's budgeted operating income before taxes for the calendar year. Since future interest rate moves are difficult to predict, the following table presents two potential scenarios—a gradual increase of 100bp across the entire yield curve over the course of the year (+25bp per quarter), and a gradual decrease of 100bp across the entire yield curve over the course of the year (-25bp per quarter) for the balance sheet as of December 31, 2006:

Hypothetical Change in Interest Rates	Impact to 2007 Pretax Income
100 basis point gradual rise in rates	0.5%
100 basis point gradual decline in rates	-0.6%

These results are based solely on the modeled parallel changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve and changes in spread between key market rates. These results also do not include any management action to mitigate potential income variances within the simulation process. Such action could potentially include, but would not be limited to, adjustments to the repricing characteristics of any on- or off-balance sheet item with regard to short-term rate projections and current market value assessments.

Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Another component of interest rate risk is measuring the fair value at risk for a given change in market interest rates. The Corporation also uses computer modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in different market rate environments is the amount of fair value at risk from those rate movements. As of December 31, 2006 the fair value of equity at risk for a gradual 100bp shift in rates was less than 2.0% of the market value of the Corporation.

Equity Risk

In addition to interest rate risk, the Corporation incurs market risk in the form of equity risk. The Corporation invests directly and indirectly through investment funds, in private medium-sized companies to help establish new businesses or recapitalize existing ones. These investments expose the Corporation to the change in equity values for the companies of the portfolio companies. However, fair values are difficult to determine until an actual sale or liquidation transaction actually occurs. At December 31, 2006, the carrying value of total active capital markets investments amounted to approximately $46.6 million.

At December 31, 2006, M&I Wealth Management administered $95.5 billion in assets and directly managed $22.5 billion in assets. Exposure exists to changes in equity values due to the fact that fee income is partially based on equity balances. Quantification of this exposure is difficult due to the number of other variables affecting fee income. Interest rate changes can also have an effect on fee income for the above-stated reasons.

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding the Corporation's expected financial and operating results for 2006. Forward-looking statements are subject to significant risks and uncertainties, and the Corporation's actual results may differ materially from the results discussed in such forward-looking statements. These statements speak of the Corporation's plans, goals, beliefs or expectations, refer to estimates or use similar terms. The information in Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 provides cautionary statements identifying important risk factors that could cause the Corporation's actual results to differ materially from those contained in the forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available at the time such statements are made, and the Corporation assumes no obligation to update any forward-looking statements, except as required by federal securities law.

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA FOR YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

Consolidated Balance Sheets
December 31 ($000's except share data)

	2006	2005
Assets		
Cash and Cash Equivalents:		
Cash and Due from Banks	$ 1,248,007	$ 1,155,263
Federal Funds Sold and Security Resale Agreements	192,061	209,869
Money Market Funds	45,190	49,219
Total Cash and Cash Equivalents	1,485,258	1,414,351
Interest Bearing Deposits at Other Banks	19,042	40,659
Investment Securities:		
Trading Securities, at Market Value	36,249	29,779
Available for Sale, at Market Value	6,977,853	5,701,703
Held to Maturity, Market Value $507,909 ($638,135 in 2005)	495,520	618,554
Total Investment Securities	7,509,622	6,350,036
Loans Held for Sale	300,677	277,847
Loans and Leases:		
Loans and Leases, Net of Unearned Income of $124,869 ($107,244 in 2005)	41,634,340	33,889,066
Less: Allowance for Loan and Lease Losses	420,610	363,769
Net Loans and Leases	41,213,730	33,525,297
Premises and Equipment, Net	571,637	490,687
Goodwill and Other Intangibles	3,212,102	2,461,461
Accrued Interest and Other Assets	1,918,189	1,652,379
Total Assets	$56,230,257	$46,212,717
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest Bearing	$ 6,112,362	$ 5,525,019
Interest Bearing	27,972,020	22,149,202
Total Deposits	34,084,382	27,674,221
Short-term Borrowings	6,425,130	5,626,734
Accrued Expenses and Other Liabilities	1,543,219	1,507,621
Long-term Borrowings	8,026,155	6,668,670
Total Liabilities	50,078,886	41,477,246
Shareholders' Equity:		
Series A Convertible Preferred Stock, $1.00 par value, 2,000,000 Shares Authorized	—	—
Common Stock, $1.00 par value, 700,000,000 Shares Authorized; 261,972,424 Shares Issued (244,587,222 Shares in 2005)	261,972	244,587
Additional Paid-in Capital	1,770,540	970,739
Retained Earnings	4,383,642	3,871,614
Accumulated Other Comprehensive Income, Net of Related Taxes	(17,546)	(37,291)
Less: Treasury Stock, at Cost: 6,502,732 Shares (9,148,493 in 2005)	205,938	277,423
Deferred Compensation	41,299	36,755
Total Shareholders' Equity	6,151,371	4,735,471
Total Liabilities and Shareholders' Equity	$56,230,257	$46,212,717

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income
Years ended December 31 ($000's except share data)

	2006	2005	2004
Interest and Fee Income			
Loans and Leases	$2,856,043	$1,959,063	$1,432,754
Investment Securities:			
Taxable	277,938	214,537	200,107
Exempt from Federal Income Taxes	61,769	64,127	58,826
Trading Securities	614	229	271
Short-term Investments	16,136	8,675	2,397
Total Interest and Fee Income	3,212,500	2,246,631	1,694,355
Interest Expense			
Deposits	1,058,713	544,920	276,102
Short-term Borrowings	186,863	106,333	61,256
Long-term Borrowings	476,625	330,144	196,440
Total Interest Expense	1,722,201	981,397	533,798
Net Interest Income	1,490,299	1,265,234	1,160,557
Provision for Loan and Lease Losses	50,551	44,795	37,963
Net Interest Income After Provision for Loan and Lease Losses	1,439,748	1,220,439	1,122,594
Other Income			
Data Processing Services	1,382,658	1,185,024	934,128
Wealth Management	221,554	191,720	175,119
Service Charges on Deposits	99,597	93,953	98,882
Gains on Sale of Mortgage Loans	47,281	47,138	28,936
Other Mortgage Banking Revenue	5,121	3,350	5,737
Net Investment Securities Gains	9,701	45,514	35,336
Life Insurance Revenue	29,134	27,079	27,254
Net Derivative Losses—Discontinued Hedges	(18,449)	—	—
Other	138,824	122,481	112,538
Total Other Income	1,915,421	1,716,259	1,417,930
Other Expense			
Salaries and Employee Benefits	1,210,107	1,074,758	919,431
Net Occupancy	103,184	88,656	77,209
Equipment	140,863	126,942	115,650
Software Expenses	70,681	57,987	50,021
Processing Charges	110,050	62,646	52,239
Supplies and Printing	25,634	23,933	23,581
Professional Services	60,653	53,641	43,763
Shipping and Handling	90,346	72,201	67,772
Amortization of Intangibles	45,373	31,103	27,852
Other	302,646	287,177	251,166
Total Other Expense	2,159,537	1,879,044	1,628,684
Income Before Income Taxes	1,195,632	1,057,654	911,840
Provision for Income Taxes	387,794	351,464	305,987
Net Income	$ 807,838	$ 706,190	$ 605,853
Net Income Per Common Share			
Basic	$ 3.24	$ 3.06	$ 2.72
Diluted	3.17	2.99	2.66

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Years ended December 31 ($000's)

	2006	2005	2004
Cash Flows From Operating Activities:			
Net Income	$ 807,838	$ 706,190	$ 605,853
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	171,093	202,353	192,070
Provision for Loan and Lease Losses	50,551	44,795	37,963
Provision (Benefit) for Deferred Taxes	47,299	(15,545)	2,361
Stock-based Compensation Expense	39,775	37,243	36,280
Excess Tax Benefit from Stock-based Compensation Arrangements	(11,430)	(8,882)	(11,155)
Gains on Sales of Assets	(32,771)	(111,450)	(34,356)
Proceeds from Sales of Trading Securities and Loans Held for Sale	12,599,298	9,180,578	7,723,357
Purchases of Trading Securities and Loans Held for Sale	(12,282,292)	(9,136,336)	(7,513,518)
Other	(544,465)	(262,767)	(42,577)
Total Adjustments	37,058	(70,011)	390,425
Net Cash Provided by Operating Activities	844,896	636,179	996,278
Cash Flows From Investing Activities:			
Proceeds from Sales of Securities Available for Sale	609,008	104,280	12,467
Proceeds from Maturities of Securities Available for Sale	1,193,940	1,260,242	1,265,998
Proceeds from Maturities of Securities Held to Maturity	124,286	108,554	94,907
Purchases of Securities Available for Sale	(2,229,324)	(1,792,054)	(1,775,775)
Net Increase in Loans	(3,957,011)	(4,545,258)	(4,571,125)
Purchases of Assets to be Leased	(260,939)	(281,991)	(215,578)
Principal Payments on Lease Receivables	234,445	226,504	291,608
Purchases of Premises and Equipment, Net	(104,911)	(93,624)	(80,428)
Acquisitions, Net of Cash and Cash Equivalents Acquired	(130,385)	(94,399)	(1,012,100)
Other	5,747	(15,390)	25,142
Net Cash Used in Investing Activities	(4,515,144)	(5,123,136)	(5,964,884)
Cash Flows From Financing Activities:			
Net Increase in Deposits	2,701,936	1,295,837	4,200,843
Proceeds from Issuance of Commercial Paper	5,326,917	5,310,137	6,442,232
Principal Payments on Commercial Paper	(5,185,918)	(5,241,685)	(6,534,320)
Net (Decrease) Increase in Other Short-term Borrowings	(106,539)	1,029,234	(1,584,827)
Proceeds from Issuance of Long-term Borrowings	2,448,752	3,279,779	3,040,500
Payment of Long-term Borrowings	(1,225,554)	(604,735)	(455,829)
Dividends Paid	(261,535)	(214,788)	(179,855)
Purchases of Common Stock	(41,791)	—	(98,385)
Proceeds from the Issuance of Common Stock	84,042	60,911	206,666
Excess Tax Benefit from Stock-based Compensation Arrangements	11,430	8,882	11,155
Other	(10,585)	(10,402)	(3,062)
Net Cash Provided by Financing Activities	3,741,155	4,913,170	5,045,118
Net Increase in Cash and Cash Equivalents	70,907	426,213	76,512
Cash and Cash Equivalents, Beginning of Year	1,414,351	988,138	911,626
Cash and Cash Equivalents, End of Year	$ 1,485,258	$ 1,414,351	$ 988,138
Supplemental Cash Flow Information:			
Cash Paid During the Year for:			
Interest	$ 1,625,191	$ 906,308	$ 506,773
Income Taxes	362,451	366,431	283,588

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2003		$—	$240,833	$718,333	$2,954,214	$(513,562)	$(19,877)	$ 2,694
Comprehensive Income:								
Net Income	$605,853	—	—	—	605,853	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $5,692	(10,476)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $139	(258)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(10,734)	—	—	—	—	—	—	(10,734)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period Net of Taxes of $5,821	10,810	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $11,075	20,568	—	—	—	—	—	—	—
Net Gains (Losses)	31,378	—	—	—	—	—	—	31,378
Other Comprehensive Income	20,644	—	—	—	—	—	—	—
Comprehensive Income	$626,497	—	—	—	—	—	—	—
Issuance of 3,599,700 Common Shares		—	3,599	146,300	—	—	—	—
Present Value of Stock Purchase Contract and Allocated Fees and Expenses for Common SPACES[SM]		—	—	(34,039)	—	—	—	—
Issuance of 2,825,014 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(27,436)	—	85,342	(9,610)	—
Acquisition of 2,310,053 Common Shares		—	—	(41)	—	(90,011)	197	—
Dividends Declared on Common Stock—$0.810 Per Share		—	—	—	(179,855)	—	—	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,155	—	—	—	—
Stock Based Compensation Expense		—	—	36,280	—	—	—	—
Other		—	—	(273)	—	—	—	—
Balance, December 31, 2004		$—	$244,432	$850,279	$3,380,212	$(518,231)	$(29,290)	$ 23,338

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2004		$—	$244,432	$850,279	$3,380,212	$(518,231)	$(29,290)	$ 23,338
Comprehensive Income:								
Net Income	$706,190	—	—	—	706,190	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $36,387	(66,670)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $388	(722)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(67,392)	—	—	—	—	—	—	(67,392)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period Net of Taxes of $5,499	10,211	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $1,857	(3,448)	—	—	—	—	—	—	—
Net Gains (Losses)	6,763	—	—	—	—	—	—	6,763
Other Comprehensive Income	(60,629)	—	—	—	—	—	—	—
Comprehensive Income	$645,561	—	—	—	—	—	—	—
Issuance of 155,000 Common Shares		—	155	6,496	—	—	—	—
Issuance of 5,254,523 Treasury Common Shares in the 2005 Business Combinations		—	—	81,778	—	159,317	—	—
Issuance of 2,358,561 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(17,201)	—	71,663	(7,746)	—
Issuance of 355,046 Treasury Common Shares for Retirement Plan Funding		—	—	3,611	—	10,765	—	—
Acquisition of 25,095 Common Shares		—	—	(66)	—	(937)	281	—
Dividends Declared on Common Stock—$0.930 Per Share		—	—	—	(214,788)	—	—	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	8,882	—	—	—	—
Stock Based Compensation Expense		—	—	37,243	—	—	—	—
Other		—	—	(283)	—	—	—	—
Balance, December 31, 2005		$—	$244,587	$970,739	$3,871,614	$(277,423)	$(36,755)	$(37,291)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2005 As Originally Reported		$—	$244,587	$ 970,739	$3,871,614	$(277,423)	$(36,755)	$(37,291)
Cumulative Effect of SAB 108, Net of Tax, See Note 2		—	—	—	(34,275)	—	—	16,230
Balance, As Adjusted		—	244,587	970,739	3,837,339	(277,423)	(36,755)	(21,061)
Comprehensive Income:								
Net Income	$807,838	—	—	—	807,838	—	—	—
Unrealized Gains (Losses) on Securities: Arising During the Period Net of Taxes of $9,682	17,562	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $1,768	(3,283)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	14,279	—	—	—	—	—	—	14,279
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows: Arising During the Period Net of Taxes of $475	(882)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $7,930	(14,727)	—	—	—	—	—	—	—
Net Gains (Losses)	(15,609)	—	—	—	—	—	—	(15,609)
Other Comprehensive Income	(1,330)	—	—	—	—	—	—	—
Total Comprehensive Income	$806,508							
Adjustment to Initially Apply SFAS 158, Net of Tax of $2,854		—	—	—	—	—	—	4,845
Issuance of 17,269,857 Common Shares in the 2006 Business Combinations		—	17,385	763,054	—	(5,099)	—	—
Issuance of 3,434,187 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(20,108)	—	108,269	(391)	—
Issuance of 385,192 Treasury Common Shares for Retirement Plan Funding		—	—	4,819	—	12,130	—	—
Acquisition of 1,058,273 Common Shares		—	—	1,109	—	(43,815)	—	—
Dividends Declared on Common Stock—$1.050 Per Share		—	—	—	(261,535)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	(4,153)	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,430	—	—	—	—
Stock Based Compensation Expense		—	—	39,775	—	—	—	—
Other		—	—	(278)	—	—	—	—
Balance, December 31, 2006		$—	$261,972	$1,770,540	$4,383,642	$(205,938)	$(41,299)	$(17,546)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004 ($000's except share data)

Marshall & Ilsley Corporation ("M&I" or the "Corporation") is a financial holding company that provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I's largest affiliates and principal operations are in Wisconsin; however, it has activities in other markets, particularly in certain neighboring Midwestern states, and in Arizona, Nevada and Florida. The Corporation's principal activities consist of banking and data processing services. Banking services, lending and accepting deposits from retail and commercial customers are provided through its lead bank, M&I Marshall & Ilsley Bank ("M&I Bank"), which is headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one state chartered bank headquartered in St. Louis, Missouri, and an asset-based lending subsidiary headquartered in Minneapolis, Minnesota. In addition to branches located throughout Wisconsin, banking services are provided in branches located throughout Arizona, the Minneapolis, Minnesota, Kansas City, Missouri and St. Louis, Missouri metropolitan areas, Duluth, Minnesota, Tulsa, Oklahoma, Belleville, Illinois, Las Vegas, Nevada and Florida's west coast, as well as on the Internet. Financial and data processing services and software sales are provided through the Corporation's subsidiary Metavante Corporation ("Metavante") and its nonbank subsidiaries primarily to financial institutions throughout the United States. Other financial services provided by M&I include: personal property lease financing to consumer and commercial customers; investment management and advisory services; venture capital and financial advisory services; trust services to residents of Wisconsin, Arizona, Minnesota, Missouri, Florida, Nevada and Indiana; and brokerage and insurance services.

1. Summary of Significant Accounting Policies

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Consolidation principles—The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries that are wholly or majority owned and/or over which it exercises substantive control and significant variable interest entities for which the Corporation has determined that, based on the variable interests it holds, it is the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities an interpretation of Accounting Research Board ("ARB") No. 51 (revised December 2003)***. The primary beneficiary of a variable interest entity is the party that absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual or other pecuniary interests in an entity. Investments in unconsolidated affiliates, in which the Corporation has 20 percent or more ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliates' operating and financial policies, are accounted for using the equity method of accounting, unless the investment has been determined to be temporary. Intercompany balances and transactions are eliminated in consolidation.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization facilities. These facilities are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

Certain amounts in the 2005 and 2004 Consolidated Financial Statements have been reclassified to conform to the 2006 presentation.

Cash and cash equivalents—For purposes of the Consolidated Financial Statements, the Corporation defines cash and cash equivalents as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

Securities—Securities, when purchased, are designated as Trading, Investment Securities Available for Sale or Investment Securities Held to Maturity, and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold.

Trading Securities are carried at fair value, with adjustments to the carrying value reflected in the Consolidated Statements of Income. Investment Securities Held to Maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Corporation designates investment securities as held to maturity only when it has the positive intent and ability to hold them to maturity. All other securities are classified as Investment Securities Available for Sale and are carried at fair value with fair value adjustments net of the related income tax effects reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

Loans held for sale—Loans held for sale are carried at the lower of cost or market, determined on an aggregate basis, based on outstanding firm commitments received for such loans or on current market prices.

Loans and leases—Interest on loans, other than direct financing leases, is recognized as income based on the loan principal outstanding during the period. Unearned income on financing leases is recognized over the lease term on a basis that results in an approximate level rate of return on the lease investment. Loans are generally placed on nonaccrual status when they are past due 90 days as to either interest or principal. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest and fee income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are brought current and collectibility of future payments is not in doubt.

The Corporation defers and amortizes fees and certain incremental direct costs, primarily salary and employee benefit expenses, over the contractual term of the loan or lease as an adjustment to the yield. The unamortized net fees and costs are reported as part of the loan or lease balance outstanding.

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

Allowance for loan and lease losses—The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan and lease portfolio including loans that have been determined to be impaired. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. Management's determination of the adequacy of the allowance is based on a continual review of the loan and lease portfolio, loan and lease loss experience, economic conditions, growth and composition of the portfolio, and other relevant factors. As a result of management's continual review, the allowance is adjusted through provisions for loan and lease losses charged against income.

Financial asset sales—The Corporation sells financial assets, in a two-step process that results in a surrender of control over the assets, as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and provides additional credit support by maintaining cash reserve accounts. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their

December 31, 2006, 2005, and 2004 ($000's except share data)

relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions – credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Premises and equipment—Land is recorded at cost. Premises and equipment are recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10 to 50 years for buildings and 3 to 10 years for equipment. Long-lived assets which are impaired are carried at fair value and long-lived assets to be disposed of are carried at the lower of the carrying amount or fair value less cost to sell. Maintenance and repairs are charged to expense and betterments are capitalized.

Other real estate owned—Other real estate owned consists primarily of assets that have been acquired in satisfaction of debts. Other real estate owned is recorded at fair value, less estimated selling costs, at the date of transfer. Valuation adjustments required at the date of transfer for assets acquired in satisfaction of debts are charged to the allowance for loan and lease losses. Subsequent to transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs, based upon periodic evaluations. Rental income from properties and gains on sales are included in other income, and property expenses, which include carrying costs, required valuation adjustments and losses on sales, are recorded in other expense. At December 31, 2006 and 2005, total other real estate owned amounted to $25,452 and $8,869, respectively.

Data processing services—Data processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to customers are accrued. Revenue includes shipping and handling costs associated with such income producing activities.

Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance period. Service revenues from training and consulting are recognized when the services are performed. Conversion revenues associated with the conversion of customers' processing systems to Metavante's processing systems are deferred and amortized over the period of the related processing contract, which on average is approximately five years. Deferred revenues, which are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets, amounted to $110,768 and $111,900 at December 31, 2006 and 2005, respectively.

Capitalized software and conversions—Direct costs associated with the production of computer software which will be licensed externally or used in a service bureau environment are capitalized and amortized on the straight-line method over the estimated economic life of the product, generally four years. Such capitalized costs are periodically evaluated for impairment and adjusted to net realizable value when impairment is indicated. Direct costs associated with customer system conversions to the data services operations are capitalized and amortized on the straight-line method over the terms of the related servicing contract. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product's technological feasibility for software to be sold, are expensed as incurred.

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31 were:

	2006	2005
Software	$152,032	$154,058
Conversions	28,770	26,666
Total	$180,802	$180,724

Amortization expense, which includes software write-downs, was $63,514, $68,170 and $72,527, for 2006, 2005 and 2004, respectively. During 2004, Metavante determined that certain products had limited growth potential. Based on strategic product reviews and the results of net realizable tests performed on these products, it was determined that the capitalized software and other assets associated with those products were impaired. Total capitalized software costs written off amounted to $8,662 for the year ended December 31, 2004.

Goodwill and other intangibles—Unless otherwise indicated, the Corporation annually tests goodwill for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. For purposes of the test, the Corporation's reporting units are the operating segments as defined in Statement of Financial Accounting Standards No. 131, ***Disclosures about Segments of an Enterprise and Related Information***. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. See Note 12 for additional information.

Identifiable intangibles arising from purchase acquisitions with a finite useful life are amortized over their useful lives and consist of core deposit intangibles, contract rights, tradenames and customer lists.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2006, the Corporation did not have any identifiable intangibles that have been determined to have an indefinite useful life.

Derivative financial instruments—Derivative financial instruments, including certain derivative instruments embedded in other contracts, are carried in the Consolidated Balance Sheets as either an asset or liability measured at its fair value. The fair value of the Corporation's derivative financial instruments is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated as hedging the exposure to changes in the fair value of a recognized asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For derivative financial instruments designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative financial instrument's gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

At inception of a hedge, the Corporation formally documents the hedging relationship as well as the Corporation's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure will be assessed.

If a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income is immediately reclassified into earnings. If the cash flow hedge is sold, terminated, expires or the designation of the cash flow hedge is removed, the net gain or loss in accumulated other comprehensive income is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Cash flows from derivative financial instruments are reported in the Consolidated Statements of Cash Flows as operating activities.

Foreign exchange contracts—Foreign exchange contracts include such commitments as foreign currency spot, forward, future and option contracts. Foreign exchange contracts and the premiums on options written or sold are carried at market value with changes in market value included in other income.

Treasury stock—Treasury stock acquired is recorded at cost and is carried as a reduction of shareholders' equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on average cost. The difference between the consideration received upon issuance and the average cost is charged or credited to additional paid-in capital.

December 31, 2006, 2005, and 2004 ($000's except share data)

New accounting pronouncements—Recently issued accounting guidance that is applicable to the Corporation and has been or will be adopted by the Corporation is as follows:

In February 2007, FASB issued Statement of Financial Accounting Standard No. 159, ***The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115*** ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items generally on an instrument-by-instrument basis at fair value that are not currently required to be measured at fair value. SFAS 159 is intended to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 does not change requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS 159 is effective for the Corporation on January 1, 2008, although early adoption is permitted. If the Corporation elects to adopt SFAS 159 early, it would need to concurrently early adopt the provisions of Statement of Financial Accounting Standard No. 157, ***Fair Value Measurements*** ("SFAS 157"), which is described below. The Corporation is evaluating the provisions of SFAS 159.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 158, ***Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*** ("SFAS 158"). SFAS 158 applies to all plan sponsors who offer defined benefit postretirement benefit plans and requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status; to measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the Company's fiscal year; and to recognize changes in the funded status of a defined benefit postretirement plan as a component of accumulated other comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit cost included in net income or change the various measurement conventions associated with postretirement benefit plan accounting.

The requirement to recognize the funded status of a defined benefit postretirement plan was effective for the Corporation on December 31, 2006 and resulted in an increase to Shareholders' Equity of $4,845. The requirement to measure plan assets and benefit obligations as of the date of the Corporation's fiscal year-end statement of financial position is effective on December 31, 2008. The impact of adopting SFAS 158 for the Corporation's defined benefit health plan, which provides health care benefits to eligible current and retired employees, is not expected to be material.

In October 2006, the FASB issued Staff Position (FSP) 123R-5, ***Amendment of FASB Staff Position FAS 123(R)-1***. This FSP provides that for instruments that were originally issued as employee compensation and then modified solely to reflect an equity restructuring that occurs when the holders are no longer employees, no change in the recognition or the measurement (due to a change in classification) of those instruments is required if: (1) there is no increase in fair value of the award or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (2) all holders of the same class of equity instruments are treated in the same manner. This FSP did not impact the Corporation, as its accounting policy was already consistent with the FSP's provisions.

In September 2006, the Securities and Exchange Commission issued ***Staff Accounting Bulletin No. 108*** ("SAB 108"), which provides guidance regarding the process of quantifying financial statement misstatements and addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the "rollover" and "iron curtain" approaches. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effect of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. This approach ignores the effect on the current period income statement.

December 31, 2006, 2005, and 2004 ($000's except share data)

The SEC staff has indicated in SAB 108 that they do not believe that the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements. The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Early application of this guidance was encouraged and application was required beginning with the first fiscal year ending after November 15, 2006. The Corporation elected early application of the guidance contained in SAB 108. See Note 2.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, ***Fair Value Measurements***. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity is engaged. SFAS 157 will be effective for the Company on January 1, 2008, although early adoption is permitted. The Corporation is currently evaluating the financial statement impact, if any, of adopting SFAS 157.

In July 2006, the FASB issued Staff Position FSP-FAS 13-2, ***Accounting for a Change in the Timing of Cash Flows Related to Income Taxes Generated by a Leveraged Lease Transaction***. FSP-FAS 13-2 will require companies to treat a change or projected change in the timing of cash flows relating to income taxes in a leveraged lease transaction as a change of an important assumption, requiring a recalculation in accordance with FASB No. 13, ***Accounting for Leases***. FSP-FAS 13-2 was effective January 1, 2007. The adoption of FSP-FAS 13-2 will have no impact, as the Corporation has not entered into any leveraged lease transactions.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), ***Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109***. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, ***Accounting for Income Taxes***. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 were effective January 1, 2007 and the adoption of FIN 48 did not have a material impact on the Corporation's results of operations or financial position.

In June 2006, the FASB ratified EITF Issue No. 06-3, ***How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).*** Certain taxes such as sales taxes and other excise taxes are levied by various taxing authorities based on sales activity. Although generally levied on the purchaser of the goods or services, the selling party usually collects and remits the sales tax to the government. However, in certain jurisdictions, sales taxes are levied on sellers of the goods and services as opposed to the purchasers. Under this EITF consensus these taxes may be presented gross as revenue and an offsetting expense or may be presented net and excluded from revenue. The guidance in this EITF consensus was effective January 1, 2007 with early application permitted. This EITF consensus will not impact the Corporation's results of operations or financial position and the Corporation will continue to report these taxes on a net basis. Taxes subject to this consensus primarily relate to the Corporation's data processing subsidiary, Metavante.

In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156, ***Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140*** ("SFAS 156"). This statement amends FASB No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***, which requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 requires that all separately

December 31, 2006, 2005, and 2004 ($000's except share data)

recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits the subsequent measurement of servicing assets and servicing liabilities using either a fair value method or an amortization method. The standard permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. The Corporation was required to adopt SFAS 156 beginning January 1, 2007. The adoption of this standard did not have a material impact on the Corporation's results of operations or financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, ***Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140*** ("SFAS 155"). This statement amends FASB Statements No. 133, ***Accounting for Derivative Instruments and Hedging Activities*** ("SFAS 133"), and No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*** ("SFAS 140"). SFAS 155 will require the Corporation to evaluate interests in securitized financial assets acquired after the statement's effective date to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The amended rule also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and further clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 also amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

In December 2006, the FASB approved FASB Statement 133 Implementation Issue B40 which amended SFAS 155, to provide a narrow scope exception for securitized interests (1) that only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets, and (2) where the investor does not control the right to accelerate the settlement. The Corporation was required to adopt SFAS 155 for all financial instruments acquired or issued after January 1, 2007. The adoption of this standard and amendment did not have a material impact on the Corporation's results of operations or financial position.

2. Adoption of SAB 108

In September, 2006, the Securities and Exchange Commission issued SAB 108 to provide guidance regarding the process of quantifying financial statement misstatements and to address the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

As previously discussed, in 2006 the Corporation elected early application of SAB 108, and, as a result, has adjusted its opening financial position for 2006 and the results of operations for the first two quarters of 2006 to reflect a change in its hedge accounting under SFAS 133.

The Corporation utilizes interest rate swaps to hedge its risk in connection with certain financial instruments. The Corporation had applied hedge accounting under SFAS 133 to these transactions from inception. Due to the recent expansion of certain highly technical interpretations of SFAS 133, specifically hedge designation under the "matched-term" method, interest rate swaps designated as fair value hedges with an aggregate notional amount of $1,834.8 million and negative fair value of $24.9 million and interest rate swaps designated as cash flow hedges with an aggregate notional amount of $1,300.0 million and negative fair value of $26.8 million at September 30, 2006, did not qualify for hedge accounting. As a result, any fluctuation in the market value of the derivatives should have been recorded through the income statement with no corresponding offset to the hedged items, or accumulated other comprehensive income.

December 31, 2006, 2005, and 2004 ($000's except share data)

The cumulative effect of adjusting the reported carrying amount of the assets, liabilities and accumulated other comprehensive income at January 1, 2006, reduced total Shareholders' Equity as follows:

	Gross Impact	Income Tax Effect	Shareholders' Equity
Retained Earnings	$(53,471)	$19,196	$(34,275)
Accumulated Other Comprehensive Income	24,969	(8,739)	16,230
Total			$(18,045)

Previously reported net income and diluted earnings per share for the three months ended June 30, 2006 was reduced by $13,207 or $0.05 per diluted share, respectively and previously reported net income and diluted earnings per share for the three months ended March 31, 2006 was reduced by $13,696 or $0.06 per diluted share, respectively. The aggregate impact of the adjustments is summarized below:

As of and for the Three Months Ended March 31, 2006	Previously Reported	Adjustment	As Adjusted
Loans and leases, net of unearned income	$35,033,614	$ 43,079	$35,076,693
Accrued interest and other assets	1,683,034	(13,041)	1,669,993
Total deposits	28,093,163	5,821	28,098,984
Accrued expenses and other liabilities	1,616,073	47,971	1,664,044
Retained earnings	4,002,008	(47,971)	3,954,037
Accumulated other comprehensive income, net of related taxes	(43,742)	24,217	(19,525)
Net interest income	$ 324,580	$ 553	$ 325,133
Net derivative losses—discontinued hedges	—	(21,345)	(21,345)
Other income	33,410	(553)	32,857
Income before income taxes	281,222	(21,345)	259,877
Provision for income taxes	94,454	(7,649)	86,805
Net Income	186,768	(13,696)	173,072
Net income per common share:			
Basic	$ 0.79	$ (0.05)	$ 0.74
Diluted	0.78	(0.06)	0.72

As of and for the Three Months Ended June 30, 2006	Previously Reported	Adjustment	As Adjusted
Loans and leases, net of unearned income	$40,230,299	$ 51,179	$40,281,478
Accrued interest and other assets	1,931,237	(15,941)	1,915,296
Total deposits	32,957,792	5,634	32,963,426
Accrued expenses and other liabilities	1,449,603	61,178	1,510,781
Retained earnings	4,137,607	(61,178)	4,076,429
Accumulated other comprehensive income, net of related taxes	(101,251)	29,604	(71,647)
Net interest income	$ 374,057	$ 2,728	$ 376,785
Net derivative losses—discontinued hedges	—	(20,672)	(20,672)
Other income	36,768	(2,727)	34,041
Income before income taxes	303,121	(20,671)	282,450
Provision for income taxes	99,372	(7,464)	91,908
Net Income	203,749	(13,207)	190,542
Net income per common share:			
Basic	$ 0.81	$ (0.06)	$ 0.75
Diluted	0.79	(0.05)	0.74

For the year ended December 31, 2006 the fluctuation in the market value of the derivatives that did not qualify for hedge accounting amounted to a loss of $18,449 and is reported as Net Derivative Losses—Discontinued Hedges in the Consolidated Statements of Income. All of the affected derivative financial instruments were terminated in 2006.

3. Adoption of Share-Based Payment Accounting Standard

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ***Share-Based Payment*** ("SFAS 123(R)"). SFAS 123(R) replaces FASB statement No.123, ***Accounting for Stock-Based Compensation*** ("SFAS 123"), and supercedes Accounting Principles Board Opinion No. 25 ("APBO 25"), ***Accounting for Stock Issued to Employees***. SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) also provides guidance on measuring the fair value of share-based payment awards.

In conjunction with the adoption of SFAS 123(R), the Corporation elected the Modified Retrospective Application method to implement this new accounting standard. Under this method all prior periods have been adjusted based on pro forma amounts previously disclosed under SFAS 123.

See Note 18 for a description of the Corporation's share-based compensation plans.

4. Earnings Per Share

The following presents a reconciliation of the numerators and denominators of the basic and diluted per share computations (dollars and shares in thousands, except per share data):

	Year Ended December 31, 2006		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Income available to common shareholders	$807,838	249,163	$3.24
Effect of dilutive securities:			
Stock option, restricted stock and other plans	—	5,421	
Diluted earnings per share:			
Income available to common shareholders	$807,838	254,584	$3.17

	Year Ended December 31, 2005		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Income available to common shareholders	$706,190	230,849	$3.06
Effect of dilutive securities:			
Stock option, restricted stock and other plans	—	5,182	
Diluted earnings per share:			
Income available to common shareholders	$706,190	236,031	$2.99

December 31, 2006, 2005, and 2004 ($000's except share data)

	Year Ended December 31, 2004		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Income available to common shareholders	$605,853	222,801	$2.72
Effect of dilutive securities:			
Stock option, restricted stock and other plans	—	4,745	
Diluted earnings per share:			
Income available to common shareholders	$605,853	227,546	$2.66

Options to purchase shares of common stock not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares for the years ended December 31, are as follows:

Year Ended December 31,	Price Range	Shares
2006	$45.71—$48.54	3,725
2005	43.31— 47.02	62
2004	39.91— 44.20	3,474

5. Business Combinations

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2006:

On September 1, 2006, Metavante completed the acquisition of VICOR, Inc. ("VICOR") of Richmond, California. Total consideration in this transaction amounted to $75.1 million. VICOR is a provider of corporate payment processing software and solutions that simplify and automate the processing of complex payments for businesses and financial institutions. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $55.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated weighted average life of 7.0 years amounted to $17.3 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On April 1, 2006, Marshall & Ilsley Corporation completed the acquisition of Gold Banc Corporation, Inc. ("Gold Banc"), a bank holding company headquartered in Leawood, Kansas, which offered commercial banking, retail banking, trust and asset management products and services through various subsidiaries. Gold Banc had consolidated assets of $4.2 billion at the time of the merger. Total consideration in this transaction, including the effect of terminating Gold Banc's employee stock ownership plan, amounted to $716.2 million, consisting of 13,672,665 shares of M&I common stock valued at $601.0 million, the exchange of 119,816 vested options valued at $2.9 million and total cash consideration of $112.3 million. Gold Banc's largest subsidiary, Gold Bank, a Kansas state-chartered bank, was merged with and into M&I Marshall & Ilsley Bank on April 1, 2006, at which time, the 32 Gold Bank branch offices in Florida, Kansas, Missouri and Oklahoma became interstate branch offices of M&I Marshall & Ilsley Bank. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $493.5 million. Approximately $485.6 million of the goodwill was assigned to the Banking segment and the remainder was assigned to the Corporation's Trust reporting unit. The estimated identifiable intangible asset to be amortized (core deposits) with an estimated weighted average life of 5.0 years amounted to $44.1 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On April 1, 2006, the Corporation completed the acquisition of St. Louis-based Trustcorp Financial, Inc. ("Trustcorp"). With the acquisition of Trustcorp, which had consolidated assets of $735.7 million at the time of the merger, the Corporation acquired Missouri State Bank and Trust Company, which provided commercial banking

December 31, 2006, 2005, and 2004 ($000's except share data)

services in Missouri through seven bank locations. In July 2006, the Missouri State Bank and all of its branches were merged with and into Southwest Bank, the Corporation's St. Louis-based banking affiliate. Total consideration in this transaction amounted to $182.0 million, consisting of 3,069,328 shares of M&I common stock valued at $134.9 million, the exchange of 412,317 vested options valued at $13.4 million and cash consideration of $33.7 million. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $130.4 million. The estimated identifiable intangible asset to be amortized (core deposits) with an estimated weighted average life of 7.5 years amounted to $10.9 million. The goodwill and intangibles resulting from this transaction are partially deductible for tax purposes.

On January 3, 2006, Marshall & Ilsley Trust Company N.A., completed the acquisition of the trust and asset management business assets of FirstTrust Indiana of Indianapolis, Indiana, a division of First Indiana Bank, N.A. ("FirstTrust Indiana"). The total cash consideration was $15.9 million. Additional consideration up to $1.5 million may be paid over three years based on meeting certain business related performance criteria. FirstTrust Indiana offered asset management, trust administration and estate planning services to high net-worth individuals and institutional customers. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $13.4 million. The estimated identifiable intangible asset to be amortized (trust customers) with an estimated weighted average life of 5.9 years amounted to $2.0 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On January 3, 2006, Metavante completed the acquisition of AdminiSource Corporation ("AdminiSource") of Carrollton, Texas. AdminiSource is a provider of health care payment distribution services, providing printed and electronic payment and remittance advice distribution services for payer organizations nationwide. Total consideration in this transaction consisted of 527,864 shares of M&I common stock valued at $23.2 million and $5.0 million in cash. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $21.4 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $7.8 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2006.

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2005:

On November 18, 2005, Metavante completed the acquisition of all of the outstanding stock of Link2Gov Corp. ("Link2Gov") of Nashville, Tennessee for $63.5 million in cash. Link2Gov is a provider of electronic payment processing services for federal, state and local government agencies in the United States, including the Internal Revenue Service. Goodwill amounted to $47.6 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $17.9 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 6, 2005, Metavante acquired the membership interests of Brasfield Holdings, LLC ("Brasfield") and associated members. Brasfield of Birmingham, Alabama provides core processing products and services to community banks which license and use Bankway software from Kirchman Corporation, an indirect subsidiary of Metavante. Total consideration consisted of 335,462 shares of M&I's common stock valued at $14.6 million and $0.2 million in cash, with up to an additional $25.0 million to be paid based on meeting certain performance criteria. Goodwill amounted to $22.5 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 9 years amounted to $4.0 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On August 11, 2005, Metavante completed the acquisition of GHR Systems, Inc. ("GHR") of Wayne, Pennsylvania for $63.6 million. Total consideration consisted of 1,152,144 shares of M&I's common stock valued at $52.2 million and $11.4 million in cash. GHR provides loan origination technologies for the residential mortgage and

December 31, 2006, 2005, and 2004 ($000's except share data)

consumer finance industries, offers point of sale products for any channel and comprehensive underwriting, processing and closing technologies. Goodwill amounted to $38.7 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $16.2 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On August 8, 2005, Metavante completed the acquisition of all of the outstanding capital stock of TREEV LLC ("TREEV") of Herndon, Virginia for $19.4 million. Total consideration consisted of 353,073 shares of M&I's common stock valued at $16.4 million and $3.0 million in cash. TREEV provides browser-based document imaging, storage and retrieval products and services for the financial services industry in both lending and deposit environments. TREEV would complement Metavante's check-imaging products and services by providing solutions for document storage and retrieval, including electronic report storage. Goodwill amounted to $16.8 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $5.2 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On July 22, 2005, Metavante completed the acquisition of all of the outstanding capital stock of Med-i-Bank, Inc. ("MBI") of Waltham, Massachusetts for $150.5 million. Total consideration consisted of 2,850,730 shares of M&I's common stock valued at $133.8 million and $16.7 million in cash. MBI provides electronic payment processing services for employee benefit and consumer-directed healthcare accounts, such as flexible spending accounts, health reimbursement arrangements and health savings account systems. Goodwill amounted to $119.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $26.1 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

In February 2005, Metavante completed the acquisition of all of the outstanding stock of Prime Associates, Inc. ("Prime") of Clark, New Jersey, for $24.6 million. Total consideration consisted of 563,114 shares of M&I's common stock valued at $24.0 million and $0.6 million in cash. Prime is a provider of anti-money laundering and fraud interdiction software and data products for financial institutions, insurance companies and securities firms. Additional consideration up to $4.0 million may be paid based upon attainment of certain earnings levels in the year ending December 31, 2005. Contingent payments, if made, would be reflected as adjustments to goodwill. Goodwill amounted to $24.6 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $4.6 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2005.

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2004:

On November 22, 2004, Metavante completed the acquisition of all of the outstanding common stock of VECTORsgi Holdings, Inc. ("VECTORsgi"). VECTORsgi, based in Addison, Texas, is a provider of banking transaction applications, including electronic check-image processing and image exchange, item processing, dispute resolution and e-commerce for financial institutions and corporations. The aggregate cash purchase price for VECTORsgi was $100.0 million, with up to an additional $35.0 million to be paid based on meeting certain performance criteria. Goodwill amounted to $83.5 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 12 years amounted to $12.4 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 20, 2004, Metavante acquired all of the outstanding membership interests of NuEdge Systems LLC ("NuEdge") for approximately $1.4 million in cash. NuEdge is engaged in the business of providing customer relationship management solutions for enterprise marketing automation. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 8 years amounted to $1.4 million. The intangible resulting from this transaction is deductible for tax purposes.

December 31, 2006, 2005, and 2004 ($000's except share data)

On September 8, 2004, Metavante acquired certain assets of Response Data Corp. ("RDC"), for approximately $35.0 million in cash. RDC is a New Jersey-based provider of credit card balance transfer, bill pay and convenience check processing. Goodwill amounted to $26.4 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $6.4 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On July 30, 2004, Metavante completed the acquisition of all of the outstanding common stock of the NYCE Corporation ("NYCE"), for $613.0 million in cash, subject to certain adjustments that may include a return of a portion of the purchase price based on certain future revenue measures. NYCE owns and operates one of the largest electronic funds transfer networks in the United States and provides debit card authorization processing services for automated teller machines (ATMs) and on-line and off-line signature based debit card transactions. Goodwill amounted to $448.7 million. The estimated identifiable intangible asset to be amortized (customer relationships and trademark) with an estimated useful life of 20 years for both the customer relationships intangible and for the trademark intangible amounted to $185.0 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On July 1, 2004, Metavante completed the acquisition of all of the outstanding common stock of Advanced Financial Solutions, Inc. and its affiliated companies (collectively "AFS"), of Oklahoma City, Oklahoma for $141.9 million in cash. AFS is a provider of image-based payment, transaction and document software technologies. AFS also operates an electronic check-clearing network through one of its affiliates. Additional contingent consideration may be paid based on the attainment of certain performance objectives each year, beginning on the date of closing and ending December 31, 2004, and each year thereafter through 2007. Contingent payments, if made, would be reflected as adjustments to goodwill. At December 31, 2006, goodwill amounted to $102.6 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreements) with an estimated useful life of 12 years for customer relationships and 4 years for non-compete agreements, amounted to $21.5 million. The goodwill and intangibles resulting from this transaction are partially deductible for tax purposes.

On May 27, 2004, Metavante completed the purchase of certain assets and the assumption of certain liabilities of Kirchman Corporation ("Kirchman"), of Orlando, Florida for $157.4 million in cash. Kirchman is a provider of automation software and compliance services to the banking industry. Goodwill amounted to $160.3 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreements) with an estimated useful life of 10 years for customer relationships and 5 years for non-compete agreements amounted to $15.8 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2004.

On January 1, 2004, the Banking segment completed the purchase of certain assets and the assumption of certain liabilities of AmerUs Home Lending, Inc. ("AmerUs"), an Iowa-based corporation engaged in the business of brokering and servicing mortgage and home equity loans for $15.0 million in cash. Goodwill amounted to $5.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 3 years amounted to $0.3 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

The results of operations of the acquired entities have been included in the consolidated results since the dates the transactions were closed.

6. Cash and Due from Banks

At December 31, 2006 and 2005, $51,508 and $81,009, respectively, of cash and due from banks was restricted, primarily due to requirements of the Federal Reserve System to maintain certain reserve balances and certain cash received from Metavante clients is restricted and segregated into separate accounts.

December 31, 2006, 2005, and 2004 ($000's except share data)

7. Securities

The book and market values of selected securities at December 31 were:

	2006		2005	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$5,521,975	$5,466,369	$4,456,610	$4,379,148
States and political subdivisions	806,887	824,015	690,849	703,892
Mortgage backed securities	116,397	114,467	118,693	116,464
Other	566,778	573,002	491,928	502,199
Total	$7,012,037	$6,977,853	$5,758,080	$5,701,703
Investment Securities Held to Maturity:				
States and political subdivisions	$ 494,020	$ 506,417	$ 616,554	$ 636,135
Other	1,500	1,492	2,000	2,000
Total	$ 495,520	$ 507,909	$ 618,554	$ 638,135

The unrealized gains and losses of selected securities at December 31 were:

	2006		2005	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$15,291	$70,897	$ 4,263	$81,725
States and political subdivisions	18,584	1,456	18,010	4,967
Mortgage backed securities	4	1,934	—	2,229
Other	6,288	64	10,743	472
Total	$40,167	$74,351	$33,016	$89,393
Investment Securities Held to Maturity:				
States and political subdivisions	$12,401	$ 4	$19,610	$ 29
Other	—	8	—	—
Total	$12,401	$ 12	$19,610	$ 29

The book value and market value of selected securities by contractual maturity at December 31, 2006 were:

	Investment Securities Available for Sale		Investment Securities Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Within one year	$1,407,612	$1,394,618	$101,367	$102,020
From one through five years	3,379,060	3,352,037	165,494	169,344
From five through ten years	1,175,421	1,169,767	153,440	158,523
After ten years	1,049,944	1,061,431	75,219	78,022
Total	$7,012,037	$6,977,853	$495,520	$507,909

December 31, 2006, 2005, and 2004 ($000's except share data)

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$422,638	$1,667	$3,160,890	$69,230	$3,583,528	$70,897
State and political subdivisions	83,509	400	67,513	1,060	151,022	1,460
Mortgage backed securities	1,104	4	89,426	1,930	90,530	1,934
Other	991	8	400	64	1,391	72
Total	$508,242	$2,079	$3,318,229	$72,284	$3,826,471	$74,363

The investment securities in the above table were temporarily impaired at December 31, 2006. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on December 31, 2006. The temporary impairment in the investment securities portfolio is predominantly the result of increases in market interest rates since the investment securities were acquired and not from deterioration in the creditworthiness of the issuer. At December 31, 2006, the Corporation had the ability and intent to hold these temporarily impaired investment securities until a recovery of fair value, which may be maturity.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$2,782,907	$44,829	$1,202,390	$36,896	$3,985,297	$81,725
State and political subdivisions	201,436	3,249	49,171	1,747	250,607	4,996
Mortgage backed securities	78,900	1,247	37,564	982	116,464	2,229
Other	57,568	386	4,276	86	61,844	472
Total	$3,120,811	$49,711	$1,293,401	$39,711	$4,414,212	$89,422

The gross investment securities gains and losses, including Wealth Management transactions, amounted to $15,810 and $6,205 in 2006, $48,012 and $2,598 in 2005, and $44,008 and $8,656 in 2004, respectively. See the Consolidated Statements of Cash Flows for the proceeds from the sale of investment securities.

Income tax expense related to net securities transactions amounted to $3,428, $15,901, and $12,373 in 2006, 2005, and 2004, respectively.

At December 31, 2006, securities with a value of approximately $1,177,900 were pledged to secure public deposits, short-term borrowings, and for other purposes required by law.

December 31, 2006, 2005, and 2004 ($000's except share data)

8. Loans and Leases

Loans and leases at December 31 were:

	2006	*2005*
Commercial, financial and agricultural	$12,050,963	$ 9,599,361
Cash flow hedging instruments at fair value	(2,773)	(33,886)
Commercial, financial and agricultural	12,048,190	9,565,475
Real estate:		
Construction	6,088,206	3,641,942
Residential mortgage	6,328,478	5,050,803
Home equity loans and lines of credit	4,342,362	4,833,480
Commercial mortgage	10,965,607	8,825,104
Total Real Estate	27,724,653	22,351,329
Personal	1,458,594	1,617,761
Lease financing	703,580	632,348
Total loans and leases	$41,935,017	$34,166,913

Included in residential mortgages in the table previously presented are residential mortgage loans held for sale. Residential mortgage loans held for sale amounted to $139,301 and $198,716 at December 31, 2006 and 2005, respectively. Auto loans held for sale, which are included in personal loans in the table previously presented, amounted to $83,434 and $79,131 at December 31, 2006 and 2005, respectively. Student loans held for sale, which are included in personal loans were $77,942 at December 31, 2006.

Commercial loans and commercial mortgages are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan.

The Corporation evaluates the credit risk of each commercial customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by the type of loan and individual loan customer and may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guarantees, and general security agreements. The Corporation's access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for the maximum commercial mortgage loan amount by type of property, loan terms, pricing structures, loan-to-value limits by property type, minimum requirements for initial investment and maintenance of equity by the borrower, borrower net worth, property cash flow and debt service coverage as well as policies and procedures for granting exceptions to established underwriting standards.

The Corporation's residential real estate lending policies require all loans to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, using such factors as credit scores, debt-to-income ratios and collateral values. Home equity loans and lines of credit are generally governed by the same lending policies.

Origination activities for commercial construction loans and residential construction loans are similar to those described above for commercial mortgages and residential real estate lending.

The Corporation's lending activities are concentrated primarily in the Midwest. Based on the customer's location, or for real estate loans, where the underlying collateral is located, approximately 41% of the portfolio consists of loans located in Wisconsin, 17% of loans located in Arizona, 9% of loans located in Minnesota, 8% of loans located in Missouri and 5% of loans located in Florida. The Corporation's loan portfolio consists of business loans extending across many industry types, as well as loans to individuals. As of December 31, 2006, total loans to any group of customers engaged in similar activities and having similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

December 31, 2006, 2005, and 2004 ($000's except share data)

Federal banking regulatory agencies have established guidelines in the form of supervisory limits for loan- to-value ratios ("LTV") in real estate lending. The supervisory limits are based on the type of real estate collateral and loan type (1-4 family residential and non-residential). The guidelines permit financial institutions to grant or purchase loans with LTV ratios in excess of the supervisory LTV limits ("High LTV or HLTV") provided such exceptions are supported by appropriate documentation or the loans have additional credit support. Federal banking regulatory agencies have also established aggregate limits on the amount of HLTV loans a financial institution may hold. HLTV loans as defined by the supervisory limits, amounted to $3,822 million at December 31, 2006. Approximately $2,110 million of these HLTV loans at December 31, 2006 were secured by owner-occupied residential properties. At December 31, 2006, all of the Corporation's banking affiliates were in compliance with the aggregate limits for HLTV loans.

Federal banking regulatory agencies have expressed concerns that concentrations of loans secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property or the proceeds of the sale, refinancing or permanent financing of the property may make financial institutions more vulnerable to cyclical real estate markets. Loans secured by residential vacant land represents 10% of total real estate loans outstanding at December 31, 2006. Loans secured by commercial vacant land represents 3% of total real estate loans outstanding at December 31, 2006. Loans secured by multi-family properties represents 13% of total real estate loans outstanding at December 31, 2006. Loans secured by non-farm nonresidential properties amounted to $6,620 million with approximately 44% of those loans secured by owner-occupied properties at December 31, 2006. Loans secured by owner-occupied properties generally have risk profiles that are less influenced by the condition of the general real estate market.

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines-of-credit and construction and land development loans (residential and commercial). At December 31, 2006, the Corporation did not have loans with below market or so-called teaser interest rates. At December 31, 2006, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease. No residual impairment losses were incurred for the years ended December 31, 2006 and 2005.

An analysis of loans outstanding to directors and officers, including their related interests, of the Corporation and its significant subsidiaries for 2006 is presented in the following table. All of these loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral. The beginning balance has been adjusted to reflect the activity of newly-appointed directors and executive officers.

Loans to directors and executive officers:

Balance, beginning of year	$ 142,790
New loans	542,066
Repayments	(531,534)
Balance, end of year	$ 153,322

December 31, 2006, 2005, and 2004 ($000's except share data)

9. Allowance for Loan and Lease Losses

An analysis of the allowance for loan and lease losses follows:

	2006	2005	2004
Balance, beginning of year	$363,769	$358,110	$349,561
Allowance of loans and leases acquired	45,258	—	27
Provision charged to expense	50,551	44,795	37,963
Charge-offs	(55,430)	(59,524)	(50,855)
Recoveries	16,462	20,388	21,414
Balance, end of year	$420,610	$363,769	$358,110

As of December 31, 2006 and 2005, nonaccrual loans and leases totaled $264,890 and $134,718, respectively.

At December 31, 2006 and 2005 the Corporation's recorded investment in impaired loans and leases and the related valuation allowance are as follows:

	2006		2005	
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Total impaired loans and leases	$265,015		$134,861	
Loans and leases excluded from individual evaluation	(85,157)		(61,090)	
Impaired loans evaluated	$179,858		$ 73,771	
Valuation allowance required	$ 76,557	$24,175	$ 50,113	$18,235
No valuation allowance required	103,301	—	23,658	—
Impaired loans evaluated	$179,858	$24,175	$ 73,771	$18,235

The recorded investment in impaired loans for which no allowance is required is net of applications of cash interest payments and net of previous direct write-downs of $34,655 in 2006 and $31,505 in 2005 against the loan balances outstanding. Loans less than $250 are excluded from individual evaluation, but are collectively evaluated as homogeneous pools. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets.

The average recorded investment in total impaired loans and leases for the years ended December 31, 2006 and 2005 amounted to $203,014 and $135,584, respectively.

Interest payments received on impaired loans and leases are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. Interest income recognized on total impaired loans and leases amounted to $14,099 in 2006, $8,528 in 2005 and $6,591 in 2004. The gross income that would have been recognized had such loans and leases been performing in accordance with their original terms would have been $12,871 in 2006, $10,954 in 2005 and $10,047 in 2004.

10. Variable Interest Entities and Financial Asset Sales

The Corporation sells indirect automobile loans to an unconsolidated multi-seller asset-backed commercial paper conduit or basic term facilities, in securitization transactions in accordance with SFAS 140. Servicing responsibilities and subordinated interests are retained. The Corporation receives annual servicing fees based on the loan balances outstanding and rights to future cash flows arising after investors in the securitization trusts have received their contractual return and after certain administrative costs of operating the trusts. The investors and the securitization trusts have no recourse to the Corporation's other assets for failure of debtors to pay when due. The Corporation's retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

During 2006, 2005 and 2004, the Corporation recognized net losses of $119, $1,957 and $3,440, respectively, on the sale and securitization of automobile loans. Net trading gains/(losses) associated with related interest swaps amounted to $31, ($1,078) and ($357) in 2006, 2005, and 2004, respectively.

Net gains associated with the retained interests, held in the form of interest-only strips amounted to $866 in 2006 and $1,009 in 2005 and are included in net investment securities gains in the Consolidated Statements of Income. During 2006, the Corporation realized $4,021 in gains that were offset by impairment losses of $3,155. There were no impairment losses in 2005. The gains realized in 2006 and 2005 resulted from the excess of cash received over the carrying amount of certain interest-only strips. The impairment in 2006 was a result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary. There were no gains or impairment losses in 2004.

The values of retained interests are based on cash flow models, which incorporate key assumptions. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations of automobile loans completed during the year were as follows (rate per annum):

	2006	2005
Prepayment speed (CPR)	15-42%	15-40%
Weighted average life (in months)	20.9	21.2
Expected credit losses (based on original balance)	0.36-1.32%	0.22-0.74%
Residual cash flow discount rate	12.0%	12.0%
Variable returns to transferees	Forward one month LIBOR yield curve	

For 2006, the prepayment speed and expected credit loss estimates are based on historical prepayment rates, credit losses on similar assets and consider current environmental factors. The prepayment speed curve ramps to its maximum near the end of the fourth year. The expected credit losses are based in part on whether the loan is on a new or used vehicle. Estimates of net credit losses reach their peak levels at various points during year five. The expected credit losses presented are based on the original loan balances of the loans securitized. The Corporation has not changed any aspect of its overall approach to determining the key economic assumptions. However, on an ongoing basis the Corporation continues to refine the assumptions used in measuring retained interests.

Retained interests and other assets consisted of the following at December 31:

	2006	2005
Interest-only strips	$14,898	$10,659
Cash collateral accounts	19,217	15,050
Servicing advances	208	237
Total retained interests	$34,323	$25,946

At December 31, 2006 key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows ($ in millions):

		Adverse Change in Assumptions	
		10%	20%
Weighted average life of collateral (in months)	18.0		
Prepayment speed	16-42%	$0.7	$1.6
Expected credit losses (based on original balance)	0.22-1.66%	0.9	1.8
Residual cash flows discount rate (annual)	12.0%	0.2	0.3

December 31, 2006, 2005, and 2004 ($000's except share data)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent adverse variation in assumptions generally can not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Realistically, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Actual and projected net credit losses represented 0.84% of total automobile loans that have been securitized at December 31, 2006, based on original balances at the time of the initial securitization.

The following table summarizes certain cash flows received from and paid to the securitization entities for the years ended December 31:

	2006	2005
Proceeds from new securitizations	$526,236	$498,858
Servicing fees received	6,105	5,765
Net charge-offs	(4,871)	(2,489)
Cash collateral account transfers, net	4,167	(2,919)
Other cash flows received on retained interests, net	11,393	17,385

At December 31, 2006 securitized automobile loans and other automobile loans managed together with them along with delinquency and credit loss information consisted of the following:

	Securitized	Portfolio	Managed
Loan balances	$948,193	$165,649	$1,113,842
Principal amounts of loans 60 days or more past due	3,477	568	4,045
Net credit losses	5,440	1,291	6,731

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote qualifying special purpose entity ("QSPE") whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Corporation provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Corporation acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as trading in the Corporation's Consolidated Balance Sheets.

A subsidiary of the Corporation has entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interest (commercial paper) and the transferred assets. The beneficial interests in the form of commercial paper have been issued by the QSPE to parties other than the Corporation and its subsidiary or any other affiliates. The notional amounts do not exceed the amount of beneficial interests. The swap agreements do not provide the QSPE or its administrative agent any decision-making authority other than those specified in the standard ISDA Master Agreement.

Highly rated investment securities in the amount of $358.9 million and $270.0 million were outstanding at December 31, 2006 and 2005, respectively, in the QSPE to support the outstanding commercial paper.

The Corporation also holds other variable interests in variable interest entities.

The Corporation is committed to community reinvestment and is required under federal law to take affirmative steps to meet the credit needs of the local communities it serves. The Corporation regularly invests in or lends to entities that: own residential facilities that provide housing for low-to-moderate income families (affordable housing projects); own commercial properties that are involved in historical preservations (rehabilitation projects); or provide funds for qualified low income community investments. These projects are generally located within the geographic

December 31, 2006, 2005, and 2004 ($000's except share data)

markets served by the Corporation's Banking segment. The Corporation's involvement in these entities is limited to providing funding in the form of subordinated debt or equity interests. At December 31, 2006, investments in the form of subordinated debt represented an insignificant involvement in seven unrelated entities.

Generally, the economic benefit from the equity investments consists of the income tax benefits obtained from the Corporation's allocated operating losses from the partnership that are tax deductible, allocated income tax credits for projects that qualify under the Internal Revenue Code and in some cases, participation in the proceeds from the eventual disposition of the property. The Corporation uses the equity method of accounting to account for these investments. To the extent a project qualifies for income tax credits, the project must continue to qualify as an affordable housing project for fifteen years, a rehabilitation project for five years, or a qualified low income community investment for seven years in order to avoid recapture of the income tax credit which generally defines the time the Corporation will be involved in a project.

The Corporation's maximum exposure to loss as a result of its involvement with these entities is generally limited to the carrying value of these investments plus any unfunded commitments on projects that are not completed. At December 31, 2006, the aggregate carrying value of the subordinated debt and equity investments was $33,118 and the amount of unfunded commitments outstanding was $16,920.

11. Premises and Equipment

The composition of premises and equipment at December 31 was:

	2006	2005
Land	$ 110,036	$ 90,834
Building and leasehold improvements	581,664	493,655
Furniture and equipment	542,499	533,728
	1,234,199	1,118,217
Less: Accumulated depreciation	662,562	627,530
Total premises and equipment, net	$ 571,637	$ 490,687

Depreciation expense was $83,290 in 2006, $76,477 in 2005, and $71,489 in 2004.

The Corporation leases certain of its facilities and equipment. Rent expense under such operating leases was $87,473 in 2006, $80,195 in 2005, and $70,644 in 2004, respectively.

The future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year for 2007 through 2011 are $40,257, $34,206, $28,221, $24,137, and $18,031, respectively.

12. Goodwill and Intangibles

SFAS 142, ***Goodwill and Other Intangible Assets*** adopts an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as Reporting Units). A Reporting Unit is an operating segment as defined in SFAS 131 or one level below an operating segment.

SFAS 142 provides specific guidance for testing goodwill and intangible assets that are not amortized for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a Reporting Unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Intangible assets that are not amortized are also tested annually.

With the assistance of a nationally recognized independent appraisal firm, the Corporation has elected to perform its annual test for goodwill impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2006 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit.

December 31, 2006, 2005, and 2004 ($000's except share data)

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2006 and 2005 are as follows:

	Banking	Metavante	Others	Total
Goodwill balance as of December 31, 2004	$ 815,086	$ 978,418	$ 5,412	$1,798,916
Goodwill acquired during the period	—	273,610	—	273,610
Purchase accounting adjustments	(5,710)	20,011	2,392	16,693
Goodwill balance as of December 31, 2005	809,376	1,272,039	7,804	2,089,219
Goodwill acquired during the period	615,942	76,693	21,251	713,886
Purchase accounting adjustments	(121)	(18,456)	1	(18,576)
Goodwill balance as of December 31, 2006	$1,425,197	$1,330,276	$29,056	$2,784,529

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, contingent consideration when paid or received from escrow arrangements at the end of a contractual contingency period and the reduction of goodwill allocated to sale transactions. For the year ended December 31, 2006, purchase accounting adjustments for the Banking segment represent a reduction in goodwill allocated to a branch divestiture. Purchase accounting adjustments for Metavante represents adjustments to initial estimates of fair value associated with the acquisitions of GHR Systems, Inc., Brasfield Corporation, AdminiSource, Med-i-Bank, Inc., Link2Gov Corp., TREEV LLC, and NYCE Corporation and its affiliated companies. In addition, purchase accounting adjustments for Metavante include the effect of a $5.0 million earnout associated with Brasfield Corporation. During 2006, Metavante received $29.9 million as a return of purchase price associated with the NYCE acquisition.

For the year ended December 31, 2005, purchase accounting adjustments for the Banking segment represent adjustments relating to the resolution of tax issues resulting from the acquisitions of National City Bancorporation, Richfield State Agency, Inc. and Mississippi Valley Bancshares, Inc. Purchase accounting adjustments for the Banking segment also include a reduction of goodwill allocated to branch divestitures. Purchase accounting adjustments for Metavante represent adjustments to the initial estimates of fair value associated with the acquisitions of Kirchman Corporation, Advanced Financial Solutions, Inc. and its affiliated companies, NYCE Corporation, Response Data Corp., NuEdge Systems LLC and VECTORsgi Holdings, Inc. In addition, purchase accounting adjustments for Metavante include the effect of $22.5 million of contingent consideration associated with the Printing For Systems, Inc. acquisition. Purchase accounting adjustments for the Others include the effect of a contingent payment made for an acquisition made by the Corporation's Trust subsidiary, net of the reduction of goodwill allocated to the sale of two small Trust business lines.

The Corporation's other intangible assets consisted of the following at December 31, 2006:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:				
Core deposit intangible	$207,805	$ 96,002	$111,803	6.1
Data processing contract rights/customer lists	360,186	58,886	301,300	15.0
Trust customers	6,750	1,930	4,820	8.0
Tradename	8,000	967	7,033	20.0
Other intangibles	1,250	690	560	4.6
	$583,991	$158,475	$425,516	13.5
Mortgage loan servicing rights			$ 2,057	

December 31, 2006, 2005, and 2004 ($000's except share data)

The Corporation's other intangible assets consisted of the following at December 31, 2005:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:				
Core deposit intangible	$152,816	$ 79,616	$ 73,200	6.3
Data processing contract rights/customer lists	317,223	32,832	284,391	15.9
Trust customers	4,750	1,229	3,521	6.8
Tradename	8,275	750	7,525	19.4
Other intangibles	1,250	414	836	4.6
	$484,314	$114,841	$369,473	12.8
Mortgage loan servicing rights			$ 2,769	

Amortization expense of other acquired intangible assets amounted to $43,908, $29,453 and $24,926 in 2006, 2005 and 2004, respectively. Amortization of mortgage servicing rights was $1,465, $1,650 and $2,926 in 2006, 2005 and 2004, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five years are:

2007	$45,679
2008	42,070
2009	39,467
2010	37,395
2011	35,887

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

At December 31, 2006 and 2005, none of the Corporation's other intangible assets were determined to have indefinite lives.

13. Deposits

The composition of deposits at December 31 was:

	2006	2005
Noninterest bearing demand	$ 6,112,362	$ 5,525,019
Savings and NOW	12,081,260	10,462,831
Cash flow hedge—Brokered MMDA	—	(5,326)
Total Savings and NOW	12,081,260	10,457,505
CDs $100,000 and over	7,841,499	5,652,359
Cash flow hedge—Institutional CDs	(970)	(13,767)
Total CDs $100,000 and over	7,840,529	5,638,592
Other time deposits	4,821,233	3,434,476
Foreign deposits	3,228,998	2,618,629
Total deposits	$34,084,382	$27,674,221

At December 31, 2006 and 2005, brokered deposits amounted to $5,411 million and $4,892 million, respectively.

December 31, 2006, 2005, and 2004 ($000's except share data)

At December 31, 2006, the scheduled maturities for CDs $100,000 and over, other time deposits, and foreign deposits were:

2007	$ 12,945,528
2008	880,462
2009	646,281
2010	180,309
2011 and thereafter	1,239,150
Total	$ 15,891,730

14. Short-term Borrowings

Short-term borrowings at December 31 were:

	2006	2005
Federal funds purchased and security repurchase agreements	$2,838,618	$2,325,863
Cash flow hedge—Federal funds	138	1,394
Federal funds purchased and security repurchase agreements	2,838,756	2,327,257
U.S. Treasury demand notes	36,721	306,564
Federal Home Loan Bank (FHLB) notes payable	200,000	—
Commercial paper	521,549	380,551
Other	12,275	5,597
Subtotal	3,609,301	3,019,969
Current maturities of long-term borrowings	2,815,829	2,606,765
Total short-term borrowings	$6,425,130	$5,626,734

At December 31, 2006, the Corporation did not have any unused lines of credit. Unused lines of credit, primarily to support commercial paper borrowings, was $75.0 million at December 31, 2005.

December 31, 2006, 2005, and 2004 ($000's except share data)

15. Long-term Borrowings

Long-term borrowings at December 31 were:

	2006	2005
Corporation:		
Medium-term notes Series E, F and MiNotes	$ 468,118	$ 423,796
4.375% senior notes	598,532	598,007
3.90% junior subordinated debt securities	397,052	396,014
7.65% junior subordinated deferrable interest debentures	199,355	204,983
5.80% junior subordinated debt securities	15,270	—
Floating rate junior subordinated debt securities	30,831	—
6.00% junior subordinated deferrable interest debentures	37,651	—
10.60% junior subordinated deferrable interest debentures	16,901	—
Floating rate subordinated notes	34,515	—
Subsidiaries:		
Borrowings from Federal Home Loan Bank (FHLB):		
Floating rate advances	1,410,000	1,220,000
Cash flow hedge	(6,235)	(21,847)
Floating rate advances	1,403,765	1,198,153
Fixed rate advances	1,022,225	700,946
Senior bank notes:		
Floating rate bank notes	1,623,913	723,818
Cash flow hedge	2,262	(1,168)
Floating rate bank notes	1,626,175	722,650
Fixed rate bank notes	2,110,444	1,859,858
Senior bank notes—Amortizing bank notes	109,006	145,301
Senior bank notes—EXLs	—	249,995
Senior bank notes—Extendible Monthly Securities	499,813	499,803
Senior bank notes—Puttable Reset Securities	1,000,126	1,000,480
Subordinated bank notes	1,270,375	1,269,410
Nonrecourse notes	1,620	3,505
9.75% obligation under capital lease due through 2006	—	457
Other	210	2,077
Total long-term borrowing including current maturities	10,841,984	9,275,435
Less current maturities	2,815,829	2,606,765
Total long-term borrowings	$ 8,026,155	$6,668,670

At December 31, 2006, Series E notes outstanding amounted to $80,000 with fixed rates of 4.50% to 5.02%. Series E notes outstanding mature at various times and amounts through 2023. In May 2002, the Corporation filed a prospectus supplement with the Securities and Exchange Commission to issue up to $500 million of medium-term MiNotes. The MiNotes, issued in minimum denominations of one-thousand dollars or integral multiples of one-thousand dollars, may have maturities ranging from nine months to 30 years and may be at fixed or floating rates. At December 31, 2006, MiNotes outstanding amounted to $142,759 with fixed rates of 2.55% to 6.00%. MiNotes outstanding mature at various times through 2030. The Corporation has filed a shelf registration statement under which it may issue up to $569 million of medium-term Series F notes with maturities ranging from nine months to 30 years and at fixed or floating rates. At December 31, 2006 Series F notes outstanding amounted to $250,000 with a fixed rate of 5.35%. The Series F note matures in 2011.

December 31, 2006, 2005, and 2004 ($000's except share data)

The Corporation has filed a shelf registration statement with the Securities and Exchange Commission which will enable the Corporation to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. At December 31, 2006 and 2005, approximately $1.30 billion, respectively was available for future securities issuances.

During 2004, the Corporation issued $600 million of 4.375% senior notes. Interest is paid semi-annually and the notes mature on August 1, 2009.

During 2004, the Corporation, through its unconsolidated subsidiary, M&I Capital Trust B, issued 16,000,000 units of Common SPACES[SM.] Each unit has a stated value of $25 for an aggregate value of $400 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM], with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008. Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

Concurrently with the issuance of the STACKS, M&I Capital Trust B invested the proceeds in junior subordinated debt securities that were issued by the Corporation. The subordinated debt, which represents the sole asset of M&I Capital Trust B bears interest at an initial annual rate of 3.90% payable quarterly and matures on August 15, 2038.

The interest payment provisions for the junior subordinated debt securities correspond to the distribution provisions of the STACKS and automatically reset to equal the distribution rate on the STACKS as and when the distribution rate on the STACKS is reset. In addition, the interest payment dates on the junior subordinated debt securities may be changed, and the maturity of the junior subordinated debt securities may be shortened in connection with a remarketing of the STACKS, in which case the distribution payment dates and final redemption date of the STACKS will automatically change as well.

The Corporation has the right to defer payments of interest on the junior subordinated debt securities at any time or from time to time. The Corporation may not defer interest payments for any period of time that exceeds five years with respect to any deferral period or that extends beyond the stated final maturity date of the junior subordinated debt securities. As a consequence of the Corporation's extension of the interest payment period, distributions on the STACKS would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from paying dividends or making any distributions on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, shares of the Corporation's capital stock.

The junior subordinated debt securities are junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may elect at any time effective on or after the stock purchase date, including in connection with a remarketing of the STACKS, that the Corporation's obligations under the junior subordinated debt securities and under the Corporation's guarantee of the STACKS shall be senior obligations instead of subordinated obligations.

M&I Capital Trust B is a 100% owned unconsolidated finance subsidiary of the Corporation. The Corporation has fully and unconditionally guaranteed the securities that M&I Capital Trust B has issued.

The junior subordinated debt securities qualify as "Tier 1" capital for regulatory capital purposes.

In December 1996, the Corporation formed M&I Capital Trust A, which issued $200 million in liquidation or principal amount of cumulative preferred capital securities. Holders of the capital securities are entitled to receive cumulative cash distributions at an annual rate of 7.65% payable semiannually.

December 31, 2006, 2005, and 2004 ($000's except share data)

Concurrently with the issuance of the capital securities, M&I Capital Trust A invested the proceeds, together with the consideration paid by the Corporation for the common interest in M&I Capital Trust A, in junior subordinated deferrable interest debentures ("subordinated debt") issued by the Corporation. The subordinated debt, which represents the sole asset of M&I Capital Trust A, bears interest at an annual rate of 7.65% payable semiannually and matures on December 1, 2026.

The subordinated debt is junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may redeem the subordinated debt in whole or in part at any time on or after December 1, 2006 at specified call premiums, and at par on or after December 1, 2016. In addition, in certain circumstances the subordinated debt may be redeemed at par upon the occurrence of certain events. The Corporation's right to redeem the subordinated debt is subject to regulatory approval.

The Corporation has the right, subject to certain conditions, to defer payments of interest on the subordinated debt for extension periods, each period not exceeding ten consecutive semiannual periods. As a consequence of the Corporation's extension of the interest payment period, distributions on the capital securities would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from making dividend or any other equity distributions during such extension period.

M&I Capital Trust A is a 100% owned unconsolidated finance subsidiary of the Corporation. The Corporation has fully and unconditionally guaranteed the securities that M&I Capital Trust A has issued.

The junior subordinated deferrable interest debentures qualify as "Tier 1" capital for regulatory capital purposes.

In conjunction with the acquisitions of Gold Banc and Trustcorp, the Corporation acquired all of the common interests in four Trusts that issued cumulative preferred capital securities that are supported by junior subordinated deferrable interest debentures. These Trusts are 100% owned unconsolidated finance subsidiaries of the Corporation. The Corporation has fully and unconditionally guaranteed the securities that the Trusts have issued. The junior subordinated deferrable interest debentures qualify as "Tier 1" capital for regulatory capital purposes.

Gold Banc Trust III was formed in March 2004, and issued $16,000 of trust-preferred securities to institutional investors. Gold Banc Trust III used the proceeds from the issuance of the trust-preferred securities to purchase junior subordinated debt securities issued by the Company. The debentures mature on April 23, 2034, and may be redeemed, at the option of the Company, after April 23, 2009. The interest rate of the debentures is fixed at 5.80% for a five-year period through April 23, 2009. Thereafter, interest is at a floating rate equal to the three-month London Inter-Bank Offered Rate ("LIBOR") plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Trust IV was formed in March 2004, and issued $30,000 of trust-preferred securities to institutional investors. Gold Banc Trust IV used the proceeds from the issuance of the trust-preferred securities to purchase floating rate junior subordinated debt securities issued by the Company. The debentures mature on April 7, 2034 and may be redeemed, at the option of the Company, after April 7, 2009. The interest rate of the debentures is a floating rate equal to three-month LIBOR plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Capital Trust V was formed in November 2004, and issued $38,000 of trust-preferred securities to institutional investors. Gold Banc Capital Trust V used the proceeds from the issuance of the trust-preferred securities to purchase junior subordinated deferrable interest debentures issued by the Company. The debentures mature on December 15, 2034, and may be redeemed, at the option of the Company after December 15, 2009. The interest rate of the debentures is fixed at 6.00% for a five-year period through December 15, 2009. Thereafter, interest is at a floating rate equal to three-month LIBOR plus 2.10%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

December 31, 2006, 2005, and 2004 ($000's except share data)

Trustcorp Statutory Trust I was formed in August 2000, and issued $15,000 of 10.60% Cumulative Preferred Trust Securities. Trustcorp Statutory Trust I used the proceeds from the issuance of the cumulative preferred trust securities to purchase junior subordinated deferrable interest debentures issued by the Company. The debentures mature on September 7, 2030. Interest is payable semi-annually. The dividend rate on the cumulative preferred trust securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

The Corporation's floating rate subordinated-debt securities mature November 2011 and pay interest semiannually at a variable rate, based upon six-month LIBOR plus 3.75%.

Floating rate FHLB advances mature at various times between 2007 and 2013. The interest rate is reset monthly based on one-month LIBOR.

Fixed rate FHLB advances have interest rates, which range from 2.07% to 8.47% and mature at various times in 2006 through 2017.

The Corporation is required to maintain unencumbered first mortgage loans and mortgage-related securities such that the outstanding balance of FHLB advances does not exceed 85% (70% for multi-family) of the book value of this collateral. In addition, a portion of these advances are collateralized by all FHLB stock.

The floating rate senior bank notes have interest rates based on three-month LIBOR with a spread that ranges from a minus 0.015% to a plus 0.13%. Interest payments are quarterly. The floating rate senior bank notes outstanding mature at various times and amounts from 2007 to 2010.

The fixed rate senior bank notes have interest rates, which range from 2.63% to 5.52% and pay interest semi-annually. The fixed rate senior bank notes outstanding mature at various times and amounts from 2007 through 2017.

The senior bank notes—Amortizing have a maturity date of August 18, 2009. The senior bank notes pay interest semi-annually at a fixed coupon interest rate of 2.90%. In addition, principal in the amount of $18,182 is paid every coupon payment period beginning on August 18, 2004 and ending on August 18, 2009.

The senior bank notes—Extendible Liquidity Securities ("EXLs") were indexed to one month LIBOR plus a stated spread. The EXLs matured in 2006.

The senior bank notes—Extendible Monthly Securities had an initial stated maturity date of December 15, 2006. The noteholders may elect to extend the maturity date through 2011. The interest rate is floating based upon LIBOR plus a contractually specified spread and reset monthly. The applicable spread to LIBOR is initially minus 0.02%, 0.00% in year two, and for the remaining term is LIBOR plus, 0.01% in year three, 0.03% in years four and five and 0.04% to maturity in 2011.

The senior bank notes—Puttable Reset Securities have a maturity date of December 15, 2016. However in certain circumstances, the notes will be put back to the issuing bank at par prior to final maturity. The notes are also subject to the exercise of a call option by a certain broker-dealer. Beginning December 15, 2003 and each December 15 thereafter until and including December 15, 2015, the broker-dealer has the right to purchase all of the outstanding notes from the noteholders at a price equal to 100% of the principal amount of the notes and then remarket the notes. However, if the broker-dealer does not purchase the notes on the aforementioned date(s), each holder of outstanding notes will be deemed to have put all of the holder's notes to the issuing bank at a price equal to 100% of the principal amount of the notes and the notes will be completely retired. The current interest rate is 5.162% and, to the extent the notes are purchased and remarketed, the interest rate will reset each date the notes are remarketed, subject to a floor that is based on twelve-month LIBOR plus a credit spread. The call and put are considered clearly and closely related for purposes of recognition and measurement under SFAS 133. The fair value of the call option at December 31, 2006 and 2005, as determined by the holder of the call option, was approximately $41 million and $62 million, respectively.

December 31, 2006, 2005, and 2004 ($000's except share data)

The subordinated bank notes have fixed rates that range from 4.85% to 7.88% and mature at various times in 2010 through 2017. Interest is paid semi-annually. The subordinated bank notes qualify as "Tier 2" or supplementary capital for regulatory capital purposes.

The nonrecourse notes are reported net of prepaid interest and represent borrowings by the commercial leasing subsidiary from banks and other financial institutions. These notes have a weighted average interest rate of 6.42% at December 31, 2006 and are due in installments over varying periods through 2009. Lease financing receivables at least equal to the amount of the notes are pledged as collateral.

Scheduled maturities of long-term borrowings are $1,503,289, $1,347,098, $819,084, and $1,819,998 for 2008 through 2011, respectively.

16. Shareholders' Equity

The Corporation has 5,000,000 shares of preferred stock authorized, of which the Board of Directors has designated 2,000,000 shares as Series A Convertible Preferred Stock (the "Series A"), with a $100 value per share for conversion and liquidation purposes. Series A is nonvoting preferred stock. The same cash dividends will be paid on Series A as would have been paid on the common stock exchanged for Series A. At December 31, 2006 and 2005 there were no shares of Series A outstanding.

During 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES[SM]. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM], with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008. Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

The Corporation recognized the present value of the quarterly contract payments under the stock purchase contract as a liability with an offsetting reduction in Shareholders' Equity. That liability along with the allocated portion of the fees and expenses incurred for the offering of Common SPACES resulted in a reduction in Shareholders' Equity of $34,039 in 2004.

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date for an amount in cash equal to the $25 stated amount of the Common SPACES, a number of shares of common stock equal to the settlement rate.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007). If the applicable market value (the average of the closing price per share of the Corporation's common stock for the 20 consecutive trading days ending on the third trading day immediately preceding August 15, 2007) of common stock is equal to or greater than $46.28, the settlement rate will be .5402 shares of common stock, which is equal to the stated amount divided by $46.28. If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be a number of shares of common stock equal to $25 divided by the applicable market value. If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699 which is equal to the stated amount divided by $37.32. The settlement rates are subject to adjustment, without duplication, upon the occurrence of certain anti-dilution events including adjustments for dividends paid above $0.21 per share (the dividend level at the time of the offering). The most recent quarterly dividend declared by the Company was $0.27 per share.

December 31, 2006, 2005, and 2004 ($000's except share data)

The Corporation estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts.

Holders of Common SPACES have pledged their ownership interests in the STACKS as collateral for the benefit of the Corporation to secure their obligations under the stock purchase contract. Holders of Common SPACES have the option to elect to substitute pledged treasury securities for the pledged ownership interests in the STACKS.

The Corporation issues treasury common stock in conjunction with exercises of stock options and restricted stock, acquisitions, and conversions of convertible securities. Treasury shares are acquired from restricted stock forfeitures, shares tendered to cover tax withholding associated with stock option exercises and vesting of key restricted stock, mature shares tendered for stock option exercises in lieu of cash and open market purchases in accordance with the Corporation's approved share repurchase program. The Corporation is currently authorized to repurchase up to 12 million shares per year. The Corporation repurchased 1.0 million shares with an aggregate cost of $41.8 million in 2006. There were no shares repurchased in accordance with the approved plan during 2005.

During 2005, the Corporation entered into an equity distribution agreement that is described in the Prospectus Supplement dated October 17, 2005. The proceeds from these issuances will be used for general corporate purposes, including maintaining capital at desired levels. Under the equity distribution agreement, the Corporation may offer and sell up to 3.5 million shares of its common stock from time to time through certain designated sales agents. However, the Corporation will not sell more than the number of shares of its common stock necessary for the aggregate gross proceeds from such sales to reach $150.0 million. No sales occurred during the year ended December 31, 2006. During 2005, the Corporation issued 155,000 shares of its common stock. The net proceeds from the sale amounted to $6,651.

The Corporation sponsors a deferred compensation plan for its non-employee directors and the non-employee directors and advisory board members of its affiliates. Participants may elect to have their deferred fees used to purchase M&I common stock with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2006 and 2005, 607,973 and 611,318 shares of M&I common stock, respectively, were held in a grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' Equity in the Consolidated Balance Sheets and amounted to $17,241 at December 31, 2006 and $16,759 at December 31, 2005.

During 2003, the Corporation amended its deferred compensation plan for its non-employee directors and selected key employees to permit participants to defer the gain from the exercise of nonqualified stock options. In addition, the gain upon vesting of restricted common stock to participating executive officers may be deferred. Shares of M&I common stock, which represent the aggregate value of the gains deferred are maintained in a grantor trust with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2006 and 2005, 540,498 and 451,923 shares of M&I common stock, respectively, were held in the grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' Equity in the Consolidated Balance Sheets and amounted to $23,369 at December 31, 2006 and $18,724 at December 31, 2005.

In conjunction with previous acquisitions, the Corporation assumed certain deferred compensation and nonqualified retirement plans for former directors and executive officers of acquired companies. At December 31, 2006 and 2005, 30,657 and 59,796 common shares of M&I stock, respectively, were maintained in a grantor trust with such shares to be distributed to plan participants in accordance with the provisions of the plans. The aggregate cost of such shares of $689 and $1,272 at December 31, 2006 and 2005, respectively, is included in Deferred Compensation as a reduction of Shareholders' Equity in the Consolidated Balance Sheets.

Federal banking regulatory agencies have established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as "Tier 1" capital. The Federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3% "Tier 1" capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements.

At December 31, 2006 and 2005, the most recent notification from the Federal Reserve Board categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation's category.

To be well capitalized under the regulatory framework, the "Tier 1" capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%.

The Corporation's risk-based capital and leverage ratios are as follows ($ in millions):

	Risk-Based Capital Ratios			
	As of December 31, 2006		As of December 31, 2005	
	Amount	Ratio	Amount	Ratio
Tier 1 capital	$ 3,873.0	7.88%	$ 3,114.0	7.84%
Tier 1 capital adequacy minimum requirement	1,965.1	4.00	1,587.9	4.00
Excess	$ 1,907.9	3.88%	$ 1,526.1	3.84%
Total capital	$ 5,489.5	11.17%	$ 4,726.4	11.91%
Total capital adequacy minimum requirement	3,930.2	8.00	3,175.8	8.00
Excess	$ 1,559.3	3.17%	$ 1,550.6	3.91%
Risk-adjusted assets	$49,128.1		$39,698.1	

	Leverage Ratio			
	As of December 31, 2006		As of December 31, 2005	
	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted total assets	$ 3,873.0	7.38%	$ 3,114.0	7.24%
Minimum leverage adequacy requirement	1,575.2–2,625.4	3.00–5.00	1,291.1–2,151.9	3.00–5.00
Excess	$2,297.8–1,247.6	4.38–2.38%	$1,822.9– 962.1	4.24–2.24%
Adjusted average total assets	$ 52,508.3		$ 43,039.2	

All of the Corporation's banking subsidiaries' risk-based capital and leverage ratios meet or exceed the defined minimum requirements, and have been deemed well capitalized as of December 31, 2006 and 2005. The following table presents the risk-based capital ratios for the Corporation's lead banking subsidiary:

	Tier 1	Total	Leverage
M&I Marshall & Ilsley Bank			
December 31, 2006	7.37%	10.89%	6.91%
December 31, 2005	7.52	12.03	6.95

At December 31, 2006 and 2005 the estimated deferred tax liabilities that reduced the carrying value of acquired intangibles used in determining Tier 1 capital amounted to $155,183 and $132,453, respectively.

December 31, 2006, 2005, and 2004 ($000's except share data)

Banking subsidiaries are restricted by banking regulations from making dividend distributions above prescribed amounts and are limited in making loans and advances to the Corporation. At December 31, 2006, the retained earnings of subsidiaries available for distribution as dividends without regulatory approval, while maintaining well capitalized risk-based capital and leverage ratios, was approximately $992.1 million.

17. Income Taxes

Total income tax expense for the years ended December 31, 2006, 2005, and 2004 was allocated as follows:

	2006	2005	2004
Income before income taxes	$387,794	$351,464	$305,987
Shareholders' Equity:			
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(11,430)	(8,882)	(11,155)
Unrealized gains (losses) on accumulated other comprehensive income	11,102	(33,133)	11,065
	$387,466	$309,449	$305,897

The current and deferred portions of the provision for income taxes were:

	2006	2005	2004
Current:			
Federal	$321,039	$333,654	$267,613
State	19,456	33,355	36,013
Total current	340,495	367,009	303,626
Deferred:			
Federal	42,244	(15,303)	3,855
State	5,055	(242)	(1,494)
Total deferred	47,299	(15,545)	2,361
Total provision for income taxes	$387,794	$351,464	$305,987

The following is a reconciliation between the amount of the provision for income taxes and the amount of tax computed by applying the statutory Federal income tax rate (35%):

	2006	2005	2004
Tax computed at statutory rates	$418,471	$370,179	$319,144
Increase (decrease) in taxes resulting from:			
Federal tax-exempt income	(19,343)	(21,498)	(20,834)
State income taxes, net of Federal tax benefit	15,932	21,130	22,031
Bank owned life insurance	(10,197)	(9,478)	(9,539)
Federal tax credits	(17,283)	(5,322)	(3,599)
Other	214	(3,547)	(1,216)
Total provision for income taxes	$387,794	$351,464	$305,987

December 31, 2006, 2005, and 2004 ($000's except share data)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2006	2005
Deferred tax assets:		
Deferred compensation	$ 67,132	$ 60,014
Share-based compensation	77,976	67,661
Allowance for loan and lease losses	170,871	147,877
Accrued postretirement benefits	23,768	27,670
Accrued expenses	38,926	32,742
Net Operating Loss Carryforwards (NOLs)	44,915	30,171
Accumulated other comprehensive income	9,482	20,584
Other	88,987	91,134
Total deferred tax assets before valuation allowance	522,057	477,853
Valuation allowance	(74,233)	(46,659)
Net deferred tax assets	447,824	431,194
Deferred tax liabilities:		
Lease revenue reporting	123,701	119,112
Conversion cost deferred	51,127	52,261
Premises and equipment, principally due to depreciation	22,210	22,947
Deductible goodwill	55,623	42,407
Purchase accounting adjustments	122,791	123,396
Other	63,529	58,333
Total deferred tax liabilities	438,981	418,456
Net deferred tax asset	$ 8,843	$ 12,738

The Corporation continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2021. At December 31, 2006, the Corporation believes it is more likely than not that these items will not be realized. However, as time passes the Corporation will be able to better assess the amount of tax benefit it will realize from using these items.

In 2006, the Corporation was awarded a $75 million allocation of tax credit authority under the Community Development Financial Institutions Fund. Under the program, the Corporation invested $75 million in a wholly-owned subsidiary, which will make qualifying loans and investments. In return, the Corporation will receive federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. The Corporation recognizes these tax credits for financial reporting purposes in the same year the tax benefit is recognized in the Corporation's tax return. The investment resulted in a tax credit that reduced income tax expense by $3.75 million in 2006.

18. Stock Option, Restricted Stock and Employee Stock Purchase Plans

The Corporation has equity incentive plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of the Corporation at prices ranging from zero to the market value of the shares at the date of grant. The equity incentive plans generally provide for the grant of options to purchase shares of the Corporation's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of the Corporation vest immediately and stock options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

December 31, 2006, 2005, and 2004 ($000's except share data)

The Corporation also has a Long-Term Incentive Plan. Under the plan, performance units may be awarded from time to time. Once awarded, additional performance units will be credited to each participant based on dividends paid by the Corporation on its common stock. At the end of a designated vesting period, participants will receive a cash award equal to the Corporation's average common stock price over the last five days of the vesting period multiplied by some percent (0%-275%) of the initial performance units credited plus those additional units credited as dividends based on the established performance criteria. The vesting period is three years from the date the performance units were awarded.

The Corporation also has a qualified employee stock purchase plan (the "ESPP") which gives employees who elect to participate in the ESPP the right to acquire shares of the Corporation's common stock at the purchase price which is 85% of the lesser of the fair market value of the Corporation's common stock on the first or last day of the one-year offering period ("look-back feature") which has historically been from July 1 to June 30. Effective July 1, 2006 the ESPP was amended to eliminate the look-back feature and to provide employees, who elect to participate in the plan, the right to acquire shares of the Corporation's common stock at the purchase price, which is 85% of the fair market value of the Corporation's common stock on the last day of each three month period within the one-year offering period. 85,708 and 89,388 shares were purchased on January 3, 2007 and October 2, 2006, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period. The fair value method of accounting provided under SFAS 123 is generally similar to the fair value method of accounting under SFAS 123(R).

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted-Average Exercise Price
Shares under option at December 31, 2003	21,782,816	$ 9.63–38.25	$27.81
Options granted	3,758,145	36.76–44.20	41.64
Options lapsed or surrendered	(343,070)	15.94–41.95	32.12
Options exercised	(2,319,794)	9.63–34.79	21.09
Shares under option at December 31, 2004	22,878,097	$10.13–44.20	$30.70
Options granted	3,911,980	40.49–47.02	42.81
Options lapsed or surrendered	(284,399)	22.80–42.82	36.76
Options exercised	(1,850,361)	10.13–41.95	23.49
Shares under option at December 31, 2005	24,655,317	$15.94–47.02	$33.09
Options granted	4,215,841	41.30–48.54	47.58
Vested options exchanged in acquisition	532,133	5.71–43.67	12.99
Options lapsed or surrendered	(376,724)	26.14–48.07	42.30
Options exercised	(2,702,031)	5.71–44.95	25.25
Shares under option at December 31, 2006	26,324,536	$ 5.71–48.54	$35.68

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000's except share data)

The range of options outstanding at December 31, 2006 were:

Price Range	Number of Shares		Weighted-Average Exercise Price		Weighted-Average Aggregate intrinsic Value		Weighted-Average Remaining Contractual Life (In Years)	
	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
$ 5.50–25.99	3,678,604	3,678,604	$22.89	$22.89	$25.22	$25.22	3.3	3.3
26.00–29.99	3,774,548	3,774,548	28.56	28.56	19.55	19.55	4.9	4.9
30.00–31.99	4,597,615	4,597,615	31.42	31.42	16.69	16.69	4.2	4.2
32.00–37.99	3,165,186	3,156,016	34.88	34.88	13.23	13.23	6.8	6.8
38.00–42.49	3,366,375	2,423,505	41.83	41.85	6.28	6.26	7.8	7.8
42.50–46.99	4,066,642	1,615,673	43.00	42.89	5.11	5.22	8.9	8.8
Over $47.00	3,675,566	580,110	48.07	48.07	0.04	0.04	9.8	9.8
	26,324,536	19,826,071	$35.68	$32.54	$12.43	$15.57	6.5	5.6

Options exercisable at December 31, 2005 and 2004 were 18,451,293 and 16,845,530, respectively. The weighted-average exercise price for options exercisable was $30.35 at December 31, 2005 and $28.32 at December 31, 2004.

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes closed form option-pricing model for options granted prior to September 30, 2004. A form of a lattice option-pricing model was used for options granted after September 30, 2004.

The grant date fair values and assumptions used to determine such value are as follows:

	2006	2005	2004
Weighted-average grant date fair value	$ 9.11	$ 8.78	$ 7.48
Assumptions:			
Risk-free interest rates	4.22–5.66%	3.70–4.64%	3.17–4.45%
Expected volatility	18.20–18.50%	13.12–18.50%	18.00–30.33%
Expected term (in years)	6.3–7.2	6.0	6.0
Expected dividend yield	2.20–2.29%	2.11%	1.93%

The total intrinsic value of nonqualified and incentive stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $55.2 million, $37.0 million and $43.7 million, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 amounted to $47.4 million, $29.8 million and $30.0 million, respectively.

There was approximately $40.6 million and $35.8 million of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2006 and 2005, respectively. The total unrecognized compensation expense will be recognized over a weighted average period of 1.7 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of SFAS 123(R) and is recognized on a straight line basis for awards granted after the effective date.

For the years ended December 31, 2006, 2005 and 2004 the expense for nonqualified and incentive stock options that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $30.1 million, $28.8 million and $29.7 million, respectively. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

For the years ended December 31, 2006, 2005 and 2004 the expense for directors' nonqualified and incentive stock options that is included in Other expense in the Consolidated Statements of Income amounted to $0.6 million, $0.7 million and $1.0 million, respectively.

December 31, 2006, 2005, and 2004 ($000's except share data)

Activity relating to the Corporation's Restricted Stock Purchase Rights was:

	December 31		
	2006	2005	2004
Restricted stock purchase rights outstanding—Beginning of Year	—	—	—
Restricted stock purchase rights granted	220,855	183,700	172,700
Restricted stock purchase rights exercised	(220,855)	(183,700)	(172,700)
Restricted stock purchase rights outstanding—End of Year	—	—	—
Weighted-average grant date market value	$ 47.21	$ 42.88	$ 41.50
Aggregate compensation expense	$ 6,024	$ 4,529	$ 3,153
Unamortized deferred compensation	$ 16,686	$ 13,794	$ 10,727

Restrictions on stock issued pursuant to the exercise of stock purchase rights generally lapse within a three to seven year period. Accordingly, the compensation related to issuance of the rights is amortized over the vesting period. At December 31, 2006, the unamortized compensation expense will be recognized over a weighted average period of 2.1 years. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

All participants in the Long-Term Incentive Plan will receive a cash award at the end of the designated vesting period. This plan meets the definition of a liability award. Unlike equity awards, liability awards are remeasured at fair value at each balance sheet date until settlement. For the years ended December 31, 2006, 2005 and 2004 the expense for the Long-Term Incentive Plan that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $8.6 million, $8.6 million and $11.8 million, respectively.

The compensation cost per share for the ESPP was $9.96 and $8.04 for the plan years ended June 30, 2006 and 2005, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total estimated shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. During 2006 and 2005, common shares purchased by employees under the ESPP amounted to 511,301 and 324,500, respectively. For the years ended December 31, 2006, 2005 and 2004 the total expense for the ESPP that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $3.1 million, $3.3 million and $2.5 million, respectively. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

Shares reserved for the granting of options and stock purchase rights at December 31, 2006 were 17,594,998.

19. Employee Retirement and Health Plans

The Corporation has a defined contribution program that consists of a retirement plan and employee stock ownership plan for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the Corporation's option, an additional profit sharing amount may also be contributed to the retirement plan and may vary from year to year up to a maximum of 6% of eligible compensation. Under the employee stock ownership plan, employee contributions into the retirement plan of up to 6% of eligible compensation are matched up to 50% by the Corporation based on the Corporation's return on equity as defined by the plan. Total expense relating to these plans was $68,857, $60,390, and $52,065 in 2006, 2005, and 2004, respectively.

The Corporation also has supplemental retirement plans to provide retirement benefits to certain of its key executives. Total expense relating to these plans amounted to $4,587 in 2006, $3,112 in 2005, and $3,213 in 2004.

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health

December 31, 2006, 2005, and 2004 ($000's except share data)

plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired after September 1, 1997, including employees retained from mergers, will be granted access to the Corporation's plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. In addition to the normal monthly funding for claims, the Corporation expects to make an additional contribution to its plan of approximately $7.0 million per year.

The measurement date for the 2006 accumulated postretirement benefit obligation ("APBO") was December 31, 2006. The changes during the year of the APBO for retiree health benefits are as follows:

	2006	2005
Change in Benefit Obligation		
APBO, beginning of year	$81,388	$73,652
Service cost	2,280	2,210
Interest cost on APBO	4,088	4,635
Plan participants' contributions	3,097	—
Actuarial (gains) losses—discount rate change	(5,349)	8,789
Actuarial (gains) losses—other	(5,470)	644
Gross benefits paid	(6,903)	(5,035)
Less: Federal subsidy on benefits paid	683	—
Other events (Medicare Part D)	—	(3,507)
APBO, end of year	$73,814	$81,388
Change in Plan Assets		
Fair value of plan assets, beginning of year	$14,317	$ 7,826
Actual return on plan assets	1,878	546
Employer contribution/payments	11,116	10,980
Plan participants' contributions	3,097	—
Gross benefits paid	(6,903)	(5,035)
Fair value of plan assets, end of year	$23,505	$14,317
Weighted annual discount rate used in determining ABPO	5.75%	5.00%
Expected long term rate of retirement plan assets	5.25	5.25

The funded status at the end of the year and the related amounts recognized on the Statement of Financial Position are as follows:

	2006	2005
Funded Status, End of Year		
Fair value of plan assets	$ 23,505	$ 14,317
Benefit obligations	(73,814)	(81,388)
Funded status	(50,309)	(67,071)
Unrecognized actuarial net loss	—	24,929
Unrecognized prior service cost	—	(22,841)
Amount recognized, end of year	$(50,309)	$(64,983)

	2006
Amounts Recognized in the Statement of Financial Position Consists of	
Accrued expenses and other liabilities	$(50,309)
Amounts Recognized in Accumulated Other Comprehensive Income Consists of	
Net actuarial loss	$ 12,328
Prior service cost	(20,027)
Total	$ (7,699)

December 31, 2006, 2005, and 2004 ($000's except share data)

The amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

Actuarial (gains)/loss	$ 484
Prior service (credit)/cost	(2,721)
Total	$(2,237)

The incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006 is as follows:

	Before Application of SFAS 158	Adjustment	After Application of SFAS 158
Accrued interest and other assets	$1,915,335	$2,854	$1,918,189
Accrued expenses and other liabilities	1,535,520	7,699	1,543,219
Accumulated other comprehensive income, net of related taxes	(22,391)	4,845	(17,546)
Total shareholders' equity	6,146,526	4,845	6,151,371

The assumed health care cost trend for 2007 was 8.00%. The rate was assumed to decrease gradually to 5.00% in 2010 and remain at that level thereafter.

The weighted average discount rate used in determining the APBO was based on matching the Corporation's estimated plan duration to a yield curve derived from a portfolio of high-quality corporate bonds with yields within the 10th to 90th percentiles. The portfolio consisted of over 500 actual Aa quality bonds at various maturity points across the full maturity spectrum that were all United States issues and non-callable (or callable with make whole features) with a minimum amount outstanding of $50 million.

Net periodic postretirement benefit cost for the years ended December 31, 2006, 2005 and 2004 includes the following components:

	2006	2005	2004
Service cost	$ 2,280	$ 2,210	$ 2,523
Interest cost on APBO	4,088	4,635	5,008
Expected return on plan assets	(928)	(597)	(300)
Prior service amortization	(2,721)	(2,721)	(2,721)
Actuarial loss amortization	1,515	1,056	1,664
Net periodic postretirement cost	$ 4,234	$ 4,583	$ 6,174

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one-percentage point change on assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation	$7,765	$(6,763)
Effect on aggregate service and interest cost	799	(687)

Postretirement medical plan weighted–average asset allocations at December 31, by asset category are as follows:

Plan Assets by Category	2006	2005
Equity securities	52%	50%
Tax exempt debt securities	45	45
Cash	3	5
Total	100%	100%

December 31, 2006, 2005, and 2004 ($000's except share data)

The Corporation's primary investment objective is to achieve a combination of capital appreciation and current income. The long-term target asset mix is 50% fixed income and 50% equity securities. Individual fixed income securities may be taxable or tax-exempt and will have maturities of thirty years or less. The average maturity of the portfolio will not exceed ten years.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Total Without Medicare Part D	Estimated Medicare Part D Subsidy
2007	$ 4,811	$ (767)
2008	5,383	(850)
2009	5,944	(917)
2010	6,446	(980)
2011	6,916	(1,032)
2012-2016	38,499	(5,628)

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

In May 2004, the Financial Accounting Standards Board issued FSP 106-2, ***Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003***. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D.

During the third quarter of 2004, the Corporation elected to adopt FSP 106-2 and to retroactively recognize the Act from January 1, 2004. The Corporation and its actuarial advisors determined that benefits provided to certain participants are expected to be at least actuarially equivalent to Medicare Part D, and, accordingly the Corporation will be entitled to some subsidy. The expected subsidy reduced the accumulated postretirement benefit obligation at January 1, 2004 by approximately $7.8 million and net periodic cost for the year ended December 31, 2004 by approximately $1.3 million as compared with the amount determined without considering the effects of the subsidy.

Assumptions used to develop this reduction included those used in the determination of the annual postretirement health care expense and also include expectations of how the Federal program will ultimately operate.

On January 21, 2005 final regulations establishing how Medicare Part D will operate were published. After evaluating the final regulations, the Corporation determined that it was able to expand the retiree group that is eligible for the subsidy which lowered the APBO by approximately $3.5 million over what had previously been calculated.

20. Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk at December 31 were:

	2006	2005
Financial instruments whose amounts represent credit risk:		
Commitments to extend credit:		
To commercial customers	$15,295,917	$13,896,069
To individuals	3,322,136	2,566,658
Commercial letters of credit	64,034	49,698
Mortgage loans sold with recourse	66,991	71,997

December 31, 2006, 2005, and 2004 ($000's except share data)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. The majority of the Corporation's commitments to extend credit generally provide for the interest rate to be determined at the time the commitment is utilized. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Corporation evaluates each customer's credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management's credit evaluation of the customer. Collateral requirements and the ability to access collateral is generally similar to that required on loans outstanding as discussed in Note 8.

Commercial letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Commercial letters of credit are issued to support payment obligations of a customer as buyer in a commercial contract for the purchase of goods. Letters of credit have maturities which generally reflect the maturities of the underlying obligations. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support letters of credit.

Certain mortgage loans sold have limited recourse provisions. The Corporation expects losses arising from the limited recourse provisions to be insignificant.

21. Foreign Exchange Contracts

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge their exposure to foreign currency fluctuations and to minimize the Corporation's own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of the counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on traders and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation's market risk from unfavorable movements in currency exchange rates.

At December 31, 2006 the Corporation's foreign currency position resulting from foreign exchange contracts by major currency was as follows (U.S. dollars):

	Commitments to Deliver Foreign Exchange	Commitments to Purchase Foreign Exchange
Currency		
Euros	$305,499	$305,316
Canadian Dollars	51,305	50,988
English Pound Sterling	47,405	47,276
Swiss Franc	46,825	46,808
Japanese Yen	11,699	11,610
Australian Dollar	3,284	3,281
Mexican Peso	2,509	2,508
All Other	631	732
Total	$469,157	$468,519
Average amount of contracts during 2006 to deliver/purchase foreign exchange	$505,356	$505,800

December 31, 2006, 2005, and 2004 ($000's except share data)

22. Derivative Financial Instruments and Hedging Activities

Interest rate risk, the exposure of the Corporation's net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation's financial condition, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines and assesses these risks by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within the established limits and identify appropriate risk / reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts primarily to focus on providing derivative products to customers which enables them to manage their exposures to interest rate risk. The Corporation's market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices. The Corporation uses interest rate futures to economically hedge the exposure to interest rate risk arising from the interest rate swap (designated as trading) entered into in conjunction with its auto securitization activities. Interest rate futures are also used to economically hedge the exposure to interest rate risk arising from auto loans designated as held for sale and other free standing derivatives.

Interest rate lock commitments on residential mortgage loans intended to be held for sale are considered free standing derivative instruments. The option to sell the mortgage loans at the time the commitments are made are also free standing derivative instruments. The change in fair value of these derivative instruments due to changes in interest rates tend to offset each other and act as economic hedges. At December 31, 2006 and 2005, the estimated fair values of interest rate lock commitments on residential mortgage loans intended to be held for sale and related option to sell were insignificant.

Trading and free standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under SFAS 133. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

At December 31, 2006, free standing interest rate swaps consisted of $2.3 billion in notional amount of receive fixed / pay floating with an aggregate negative fair value of $11.4 million and $1.5 billion in notional amount of pay fixed / receive floating with an aggregate positive fair value of $12.9 million.

At December 31, 2006, interest rate caps purchased amounted to $22.5 million in notional with an immaterial positive fair value and interest rate caps sold amounted to $22.5 million in notional with an immaterial negative fair value.

At December 31, 2006, the notional value of free standing interest rate futures was $4.3 billion with a positive fair value of $0.1 million.

Fair Value Hedges

The Corporation has fixed rate CDs and fixed rate long-term debt which expose the Corporation to variability in fair values due to changes in market interest rates.

To limit the Corporation's exposure to changes in interest rates, the Corporation has entered into receive-fixed / pay floating interest rate swaps.

At December 31, 2006 certain interest rate swaps designated as fair value hedges met the criteria required to qualify for the shortcut method of accounting. Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

At December 31, 2006, no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value hedges.

During 2006, the Corporation terminated fair value hedges on certain long-term borrowings. The adjustment to the fair value of the hedged instrument of $4.7 million is being amortized as expense into earnings over the expected remaining term of the borrowings using the effective interest method.

The following table presents additional information with respect to selected fair value hedges.

Fair Value Hedges
December 31, 2006

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Fair Value Hedges that Qualify for Shortcut Accounting				
Fixed Rate Bank Notes	Receive Fixed Swap	$409.1	$(12.6)	8.1
Other Fair Value Hedges				
Fixed Rate Bank Notes	Receive Fixed Swap	$125.0	$ (4.7)	9.5
Institutional CDs	Receive Fixed Swap	50.0	(0.0)	29.5

The impact from fair value hedges to total net interest income for the year ended December 31, 2006 was a negative $0.3 million. The impact to net interest income due to ineffectiveness was immaterial.

Cash Flow Hedges

The Corporation has variable rate loans, deposits and borrowings which expose the Corporation to variability in interest payments due to changes in interest rates. The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments. To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk. At December 31, 2006, these instruments consisted of interest rate swaps.

The Corporation regularly originates and holds floating rate commercial loans that reprice monthly on the first business day to one-month LIBOR. As a result, the Corporation's interest receipts are exposed to variability in cash flows due to changes in one-month LIBOR.

In order to hedge the interest rate risk associated with the floating rate commercial loans indexed to one-month LIBOR, the Corporation has entered into receive fixed / pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the first LIBOR-based interest payments received that, in the aggregate for each period, are interest payments on such principal amount of its then existing LIBOR-indexed floating-rate commercial loans equal to the notional amount of the interest rate swaps outstanding.

Hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that takes into account reset date differences for certain designated interest rate swaps that reset quarterly. Each month the

Corporation makes a determination that it is probable that the Corporation will continue to receive interest payments on at least that amount of principal of its existing LIBOR-indexed floating-rate commercial loans that reprice monthly on the first business day to one-month LIBOR equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest income on loans.

The Corporation regularly issues floating rate institutional CDs indexed to three-month LIBOR. As a result, the Corporation's interest payments are exposed to variability in cash flows due to changes in three-month LIBOR.

In order to hedge the interest rate risk associated with floating rate institutional CDs, the Corporation has entered into pay fixed / receive LIBOR-based floating interest rate swaps designated as cash flow hedges against the interest payments on the forecasted issuance of floating rate institutional CDs.

For certain institutional CDs, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that regresses daily observations of three-month LIBOR to itself with a five day mismatch on either side for potential reset date differences between the interest rate swaps and the floating rate institutional CDs. The regression analysis is based on a rolling five years of daily observations. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on deposits.

The Corporation regularly purchases overnight borrowings indexed to the Federal funds rate. As a result, the Corporation's interest payments are exposed to variability in cash flows due to changes in the Federal funds effective rate.

In order to hedge the interest rate risk associated with overnight borrowings, the Corporation has entered into pay fixed / receive floating interest rate swaps designated as cash flow hedges against interest payments on the forecasted issuance of floating rate overnight borrowings. The floating leg of the interest rate swap resets monthly to the H15 Federal Effective index. The H15 Federal Effective index is not a benchmark rate therefore, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis. Each month the Corporation makes a determination that it is probable that the Corporation will continue to make interest payments on at least that amount of outstanding overnight floating-rate borrowings equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on short term borrowings.

At December 31, 2006 one interest rate swap designated as a cash flow hedge met the criteria required to qualify for the shortcut method of accounting. Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

At December 31, 2006, no component of the derivative instruments' gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as cash flow hedges.

Changes in the fair value of the interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified to interest income or interest expense as a yield adjustment in the same period in which the related interest on the variable rate loans and short-term borrowings affects earnings. Ineffectiveness arising from differences between the critical terms of the hedging instrument and hedged item is recorded in interest income or expense.

The following table summarizes the Corporation's cash flow hedges.

Cash Flow Hedges
December 31, 2006

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Cash Flow Hedges that Qualify for Shortcut Accounting				
Floating Rate Bank Notes	Pay Fixed Swap	$ 125.0	$ 0.5	0.3
Other Cash Flow Hedges				
Variable Rate Loans	Receive Fixed Swap	$ 100.0	$(2.8)	1.5
Institutional CDs	Pay Fixed Swap	1,850.0	1.0	1.6
Federal Funds Purchased	Pay Fixed Swap	250.0	(0.1)	0.6
FHLB Advances	Pay Fixed Swap	1,410.0	6.2	4.2
Floating Rate Bank Notes	Pay Fixed Swap	550.0	(2.8)	3.0

During 2004, $300 million of FHLB floating rate advances were retired. In conjunction with the retirement of debt, $300 million in notional value of receive floating / pay fixed interest rate swaps designated as cash flow hedges against the retired floating rate advances were terminated. The loss in accumulated other comprehensive income aggregating $2.0 million ($1.3 million after tax) was charged to other expense.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2006 was a positive $22.7 million. The impact due to ineffectiveness was immaterial. The estimated reclassification from accumulated other comprehensive income in the next twelve months is approximately $2.9 million.

Credit risk arises from the potential failure of counterparties to perform in accordance with the terms of the contracts. The Corporation maintains risk management policies that define parameters of acceptable market risk within the framework of its overall asset/liability management strategies and monitor and limit exposure to credit risk. The Corporation believes its credit and settlement procedures serve to minimize its exposure to credit risk. Credit exposure resulting from derivative financial instruments is represented by their fair value amounts, increased by an estimate of potential adverse position exposure arising from changes over time in interest rates, maturities and other relevant factors. At December 31, 2006, the estimated credit exposure arising from derivative financial instruments was approximately $19.9 million.

For the years ended December 31, 2005 and 2004, the total effect on net interest income resulting from derivative financial instruments, was a positive $35.5 million and a positive $8.6 million including the amortization of terminated derivative financial instruments, respectively.

23. Fair Value of Financial Instruments

The carrying values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2006 and 2005 are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the carrying values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading securities.

Balance Sheet Financial Instruments ($ in millions)

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and short term investments	$ 1,504.3	$ 1,504.3	$ 1,455.0	$ 1,455.0
Trading securities	36.2	36.2	29.8	29.8
Investment securities available for sale	6,977.9	6,977.9	5,701.7	5,701.7
Investment securities held to maturity	495.5	507.9	618.6	638.1
Net loans and leases	41,514.4	41,588.7	33,803.1	33,878.5
Interest receivable	279.1	279.1	199.0	199.0
Financial Liabilities:				
Deposits	34,084.4	34,045.4	27,674.2	27,642.7
Short-term borrowings	3,609.3	3,609.3	3,020.0	3,020.0
Long-term borrowings	10,842.0	10,784.8	9,275.4	9,248.6
Standby letters of credit	8.7	8.7	6.8	6.8
Interest payable	265.1	265.1	168.1	168.1

Where readily available, quoted market prices are utilized by the Corporation. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading and investment securities

Fair value is based on quoted market prices or dealer quotes where available. Estimated fair values for residual interests in the form of interest-only strips from automobile loan securitizations are based on discounted cash flow analysis.

Net loans and leases

Loan and lease balances are assigned fair values based on a discounted cash flow analysis. The discount rate is based on the treasury yield curve, with rate adjustments for credit quality, cost and profit factors. Net loans and leases include loans held for sale.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to be equal to the carrying value. Time deposits with defined maturity dates are considered to have a fair value equal to the book value if the maturity date was within three months of December 31. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Long-term debt is generally valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements or, if not readily available, based on a build up approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

Standby letters of credit

The book value and fair value of standby letters of credit is based on the unamortized premium (fees paid by customers).

Off-Balance Sheet Financial Instruments ($ in millions)

Fair values of loan commitments and commercial letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers at December 31:

	2006	2005
Loan commitments	$11.4	$9.4
Commercial letters of credit	0.5	0.4

See Note 20 for additional information on off-balance sheet financial instruments.

24. Business Segments

Generally, the Corporation organizes its segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Each entity has its own president and is separately managed subject to adherence to corporate policies. Discrete financial information is reviewed by senior management to assess performance on a monthly basis. Certain segments are combined and consolidated for purposes of assessing financial performance.

The accounting policies of the Corporation's segments are generally the same as those described in Note 1. Intersegment revenues may be based on cost, current market prices or negotiated prices between the providers and receivers of services.

For the year ended December 31, 2006, Net Derivative Losses—Discontinued Hedges of $18.4 million are not included in segment income, but are reported as a reconciling item to Consolidated Net Income. Management does not include this item when assessing the financial results of the segment operations.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has two reportable segments.

Banking

Banking represents the aggregation of two separately chartered banks headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one separately chartered bank headquartered in St. Louis, Missouri, an asset-based lending subsidiary headquartered in Minnesota and an operational support subsidiary. Banking consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Products and services are provided through a variety of delivery channels including traditional branches, supermarket branches, telephone centers, ATMs and the Internet.

Data Services (or Metavante)

Data Services includes Metavante as well as its related subsidiaries. Metavante provides technology products, software and services, including data processing to M&I affiliates as well as banks, thrifts, credit unions, trust companies and other financial services providers in the United States and abroad. Metavante provides products and services related to customer relationship management, electronic banking, Internet banking and electronic funds transfer. Metavante also provides a variety of card solutions, including debit, prepaid debit, and credit card account processing, card personalization, ACH processing, ATM driving and monitoring, gateway transaction processing, merchant processing, healthcare identification card fulfillment and flexible spending account processing. In addition Metavante provides electronic bill presentment and payment services, as well as payment and settlement of bill payment transactions for businesses and consumers.

All Others

The Corporation's primary other operating segments include Trust Services, Capital Markets Group, Brokerage and Insurance Services and Commercial Leasing. Trust Services provides investment management and advisory services as well as personal, commercial and corporate trust services in Wisconsin, Arizona, Minnesota, Florida, Nevada, Missouri and Indiana. Capital Markets Group provides venture capital and advisory services.

Total Revenues by type in All Others consist of the following ($ in millions):

	2006	2005	2004
Trust Services	$194.1	$165.2	$148.3
Capital Markets	4.4	25.1	18.1
Brokerage and Insurance	29.7	27.3	25.2
Commercial Leasing	12.8	14.9	15.5
Others	5.1	4.6	4.2
Total	$246.1	$237.1	$211.3

The following represents the Corporation's operating segments as of and for the years ended December 31, 2006, 2005 and 2004. Beginning in 2005, total other income for Metavante includes float income, which represents interest income on balances invested in an affiliate bank which arise from Electronic Bill Payment activities. This income was formerly reported as a component of Net Interest Income for Metavante. Effective January 1, 2006 the Corporation transferred a portion of its item processing business from the Banking segment to Metavante. During 2006, the Corporation transferred the residential and commercial mortgage banking reporting units, which were previously included in other business operations, to the Banking segment. Segment information for all periods has been adjusted for these transfers and reclassifications. Fees—Intercompany represent intercompany revenue charged to other segments for providing certain services. Expenses—Intercompany represent fees charged by other segments for certain services received. For each segment, Expenses—Intercompany are not the costs of that segment's reported intercompany revenues. Intrasegment revenues, expenses and assets have been eliminated.

	Year Ended December 31, 2006 ($ in millions)					
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$ 1,522.5	$ (28.6)	$ 14.7	$ (29.7)	$ 11.4	$ 1,490.3
Other income						
Fees—external	313.9	1,383.9	225.0	11.0	(18.4)	1,915.4
Fees—internal						
Fees—intercompany	65.0	108.8	6.4	99.9	(280.1)	—
Float income—intercompany	—	11.4	—	—	(11.4)	—
Total other income	378.9	1,504.1	231.4	110.9	(309.9)	1,915.4
Other expense						
Expenses—other	735.5	1,184.0	140.7	99.9	(0.6)	2,159.5
Expenses—intercompany	172.3	51.1	46.3	9.8	(279.5)	—
Total other expense	907.8	1,235.1	187.0	109.7	(280.1)	2,159.5
Provision for loan and lease losses	48.8	—	1.8	—	—	50.6
Income (loss) before taxes	944.8	240.4	57.3	(28.5)	(18.4)	1,195.6
Income tax expense (benefit)	308.9	80.3	20.8	(15.8)	(6.4)	387.8
Segment income	$ 635.9	$ 160.1	$ 36.5	$ (12.7)	$ (12.0)	$ 807.8
Identifiable assets	$53,382.0	$2,995.9	$823.7	$781.9	$(1,753.2)	$56,230.3
Depreciation and amortization	$ 51.0	$ 145.7	$ (29.9)	$ 4.3	$ —	$ 171.1
Purchase of premises and equipment, net	$ 61.5	$ 37.4	$ 5.1	$ 0.9	$ —	$ 104.9
Return on Average Equity	13.38%	13.97%	16.23%			14.42%

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000's except share data)

	Year Ended December 31, 2005 ($ in millions)					
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$ 1,282.4	$ (37.3)	$ 17.7	$ (9.7)	$ 12.1	$ 1,265.2
Other income						
Fees— external	298.6	1,185.0	213.6	19.1	—	1,716.3
Fees—internal						
Fees—intercompany	59.9	87.9	5.8	86.5	(240.1)	—
Float income—intercompany	—	12.1	—	—	(12.1)	—
Total other income	358.5	1,285.0	219.4	105.6	(252.2)	1,716.3
Other expense						
Expenses—other	638.1	1,011.5	116.5	113.1	(0.2)	1,879.0
Expenses—intercompany	153.3	43.3	42.1	1.2	(239.9)	—
Total other expense	791.4	1,054.8	158.6	114.3	(240.1)	1,879.0
Provision for loan and lease losses	43.4	—	1.4	—	—	44.8
Income (loss) before taxes	806.1	192.9	77.1	(18.4)	—	1,057.7
Income tax expense (benefit)	257.6	73.4	29.4	(8.9)	—	351.5
Segment income	$ 548.5	$ 119.5	$ 47.7	$ (9.5)	$ —	$ 706.2
Identifiable assets	$43,518.2	$2,826.3	$685.5	$615.7	$(1,433.0)	$46,212.7
Depreciation and amortization	$ 82.3	$ 139.0	$ (24.2)	$ 5.3	$ —	$ 202.4
Purchase of premises and equipment, net	$ 60.7	$ 44.2	$ 10.2	$ (21.5)	$ —	$ 93.6
Return on Average Equity	15.31%	15.44%	23.90%			16.21%

	Year Ended December 31, 2004 ($ in millions)					
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$ 1,169.3	$ (21.8)	$ 16.9	$ (7.8)	$ 4.0	$ 1,160.6
Other income						
Fees—external	271.3	935.1	189.6	22.0	—	1,418.0
Fees—internal						
Fees—intercompany	64.3	76.3	4.8	70.2	(215.6)	—
Float income—intercompany	—	4.0	—	—	(4.0)	—
Total other income	335.6	1,015.4	194.4	92.2	(219.6)	1,418.0
Other expense						
Expenses—other	604.4	822.0	104.1	97.9	0.3	1,628.7
Expenses—intercompany	136.3	45.7	40.0	(6.1)	(215.9)	—
Total other expense	740.7	867.7	144.1	91.8	(215.6)	1,628.7
Provision for loan and lease losses	29.8	—	8.2	—	—	38.0
Income (loss) before taxes	734.4	125.9	59.0	(7.4)	—	911.9
Income tax expense (benefit)	240.0	49.1	23.2	(6.3)	—	306.0
Segment income	$ 494.4	$ 76.8	$ 35.8	$ (1.1)	$ —	$ 605.9
Identifiable assets	$38,130.1	$2,390.2	$559.0	$933.0	$(1,574.9)	$40,437.4
Depreciation and amortization	$ 90.5	$ 118.5	$ (20.4)	$ 3.5	$ —	$ 192.1
Purchase of premises and equipment, net	$ 50.0	$ 27.4	$ 1.6	$ 1.4	$ —	$ 80.4
Return on Average Equity	15.82%	17.05%	19.59%			17.00%

December 31, 2006, 2005, and 2004 ($000's except share data)

25. Guarantees

Standby letters of credit are contingent commitments issued by the Corporation to support the obligations of a customer to a third party and to support public and private financing, and other financial or performance obligations of customers. Standby letters of credit have maturities that generally reflect the maturities of the underlying obligations. The credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support the standby letters of credit. The gross amount of standby letters of credit issued at December 31, 2006 was $2.4 billion. Of the amount outstanding at December 31, 2006, standby letters of credit conveyed to others in the form of participations amounted to $104.8 million. Since many of the standby letters of credit are expected to expire without being drawn upon, the amounts outstanding do not necessarily represent future cash requirements. At December 31, 2006, the estimated fair value associated with letters of credit amounted to $8.7 million.

Metavante offers credit card processing to its customers. Under the rules of the credit card associations, Metavante has certain contingent liabilities for card transactions acquired from merchants. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In such case, Metavante charges the transaction back ("chargeback") to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If Metavante is unable to collect this amount from the merchant, due to the merchant's insolvency or other reasons, Metavante will bear the loss for the amount of the refund paid to the cardholder. In most cases this contingent liability situation is unlikely to arise because most products or services are delivered when purchased, and credits are issued by the merchant on returned items. However, where the product or service is not provided until some time following the purchase, the contingent liability may be more likely. This credit loss exposure is within the scope of the recognition and measurement provisions of FIN 45. The Corporation has concluded that the fair value of the contingent liability was immaterial due to the following factors: (1) merchants are evaluated for credit risk in a manner similar to that employed in making lending decisions; (2) if deemed appropriate, the Corporation obtains collateral which includes holding funds until the product or service is delivered or severs its relationship with a merchant; and (3) compensation, if any, received for providing the guarantee is minimal.

Metavante assesses the contingent liability and records credit losses for known losses and a provision for losses incurred but not reported which are based on historical chargeback loss experience. For the year ended December 31, 2006, recoveries of such losses totaled $160, compared to recoveries of $56 for the year ended December 31, 2005.

Metavante's master license agreement includes an indemnification clause that indemnifies the licensee against claims, suits or other proceedings (including reasonable attorneys' fees and payment of any final settlement or judgment) brought by third parties against the licensee alleging that a software product, by itself and not in combination with any other hardware, software or services, when used by licensee as authorized under the master license agreement, infringes a U.S. patent or U.S. copyright issued or registered as of the date the master license agreement is executed. Metavante's obligation to indemnify a licensee is contingent on the licensee providing prompt written notice of the claim, full authority and control of the defense and settlement of the claim and reasonable assistance at Metavante's request and expense, to defend or settle such claim.

In the event a software product becomes, or in Metavante's opinion is likely to become, the subject of an infringement claim, Metavante may, at its option and expense, either procure for the licensee the right to continue using the software product, modify the software product so that it becomes non-infringing, substitute the software product with other software of the same material capability and functionality or where none of these options are reasonably available, terminate the license granted and refund the unearned portion of the initial license fee.

Metavante's obligation is subject to certain exceptions and Metavante will have no obligation to any infringement claim based upon any failure to use the software product in accordance with the license agreement or for purposes not intended by Metavante, Metavante's modification of the software product in compliance with specifications or requirements provided by the licensee, use of any part of the software product in conjunction with third party software, hardware or data not authorized in the license agreement, modification, addition or change to any part of the software

December 31, 2006, 2005, and 2004 ($000's except share data)

product by the licensee or its agents or any registered user, use of any release of the software product other than the most current release made available to the licensee and any claim of infringement arising more than five years after the delivery date of the applicable software product.

At December 31, 2006 and 2005 there were no liabilities reflected on the Consolidated Balance Sheets related to these indemnifications.

As of December 31, 2005, the Corporation has fully and unconditionally guaranteed $200 million of certain long-term borrowing obligations issued by M&I Capital Trust A that was deconsolidated upon the adoption of the provisions of FIN 46R. In addition, at December 31, 2005 the Corporation has fully and unconditionally guaranteed $400 million of certain long-term borrowing obligations issued by M&I Capital Trust B. See Note 15 for further discussion regarding M&I Capital Trust A and B.

In conjunction with the acquisitions of Gold Banc and Trustcorp, the Corporation acquired all of the common interests in four Trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $16.0 million, $30.0 million, $38.0 million and $15.0 million, respectively and full guarantees assumed by the Corporation.

As part of securities custody activities and at the direction of trust clients, the Corporation's trust subsidiary, Marshall & Ilsley Trust Company N.A. ("M&I Trust") lends securities owned by trust clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued certain indemnifications against loss resulting from the default by a borrower under the master securities loan agreement, such as the failure of the borrower to return loaned securities when due or the borrower's bankruptcy or receivership. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $9.5 billion at December 31, 2006 and $8.0 billion at December 31, 2005. Because of the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at December 31, 2006 and December 31, 2005, related to these indemnifications.

December 31, 2006, 2005, and 2004 ($000's except share data)

26. Condensed Financial Information—Parent Corporation Only

Condensed Balance Sheets
December 31

	2006	2005
Assets		
Cash and cash equivalents	$ 477,160	$ 288,579
Indebtedness of nonbank affiliates	1,303,350	1,287,910
Investments in affiliates:		
Banks	4,915,565	3,585,196
Nonbanks	1,779,072	1,470,609
Premises and equipment, net	8,482	8,786
Other assets	332,031	337,606
Total assets	$8,815,660	$6,978,686
Liabilities and Shareholders' Equity		
Commercial paper issued	$ 521,549	$ 301,963
Other liabilities	344,515	318,452
Long-term borrowings:		
Medium-term notes Series E, F and MiNotes	468,118	423,796
4.375% senior notes	598,532	598,007
3.90% junior subordinated debt securities	397,052	396,014
7.65% junior subordinated deferrable interest debentures due to M&I Capital Trust A	199,355	204,983
5.80% junior subordinated deferrable interest debentures due to Gold Banc Trust III	15,270	—
Floating rate junior subordinated deferrable interest debentures due to Gold Banc Trust IV	30,831	—
6.00% junior subordinated deferrable interest debentures due to Gold Banc Trust V	37,651	—
10.60% junior subordinated deferrable interest debentures due to Trustcorp Statutory Trust I	16,901	—
Floating rate subordinated notes	34,515	—
Total long-term borrowings	1,798,225	1,622,800
Total liabilities	2,664,289	2,243,215
Shareholders' equity	6,151,371	4,735,471
Total liabilities and shareholders' equity	$8,815,660	$6,978,686

Scheduled maturities of long-term borrowings are $9,214 in 2007, $3,529 in 2008, $605,387 in 2009, $18,914 in 2010 and $282,045 in 2011. See Note 15 for a description of the long-term borrowings.

December 31, 2006, 2005, and 2004 ($000's except share data)

Condensed Statements of Income
Years Ended December 31

	2006	2005	2004
Income			
Cash dividends:			
Bank affiliates	$301,898	$ 445	$284,347
Nonbank affiliates	34,391	59,473	68,473
Interest from affiliates	79,845	68,955	34,825
Service fees and other	116,418	112,504	100,986
Total income	532,552	241,377	488,631
Expense			
Interest	115,859	85,567	48,246
Salaries and employee benefits	58,779	70,740	63,033
Administrative and general	51,991	44,555	32,662
Total expense	226,629	200,862	143,941
Income before income taxes and equity in undistributed net income of affiliates	305,923	40,515	344,690
Provision/(benefit) for income taxes	(15,840)	(8,906)	(6,297)
Income before equity in undistributed net income of affiliates	321,763	49,421	350,987
Equity in undistributed net income of affiliates, net of dividends paid:			
Banks	281,346	516,712	182,750
Nonbanks	204,729	140,057	72,116
Net income	$807,838	$706,190	$605,853

December 31, 2006, 2005, and 2004 ($000's except share data)

Condensed Statements of Cash Flows
Years Ended December 31

	2006	2005	2004
Cash Flows From Operating Activities:			
Net income	$ 807,838	$ 706,190	$ 605,853
Noncash items included in income:			
Equity in undistributed net income of affiliates	(486,075)	(656,769)	(254,866)
Depreciation and amortization	4,340	5,282	3,517
Excess tax benefit from stock–based comp. arrangements	(805)	(1,001)	(1,519)
Other	15,685	(7,470)	1,127
Net cash provided by operating activities	340,983	46,232	354,112
Cash Flows From Investing Activities:			
Increases in indebtedness of affiliates	(476,150)	(548,005)	(1,522,750)
Decreases in indebtedness of affiliates	460,710	548,885	599,830
Increases in investments in affiliates	(215,753)	(110,014)	(147,329)
(Purchases of) proceeds from premises and equipment, net	(913)	21,456	(1,456)
Other	40,034	24,340	(59,570)
Net cash used in investing activities	(192,072)	(63,338)	(1,131,275)
Cash Flows From Financing Activities:			
Dividends paid	(261,535)	(214,788)	(179,855)
Proceeds from issuance of commercial paper	5,055,511	4,676,424	4,280,021
Principal payments on commercial paper	(4,835,925)	(4,686,559)	(4,273,666)
Proceeds from issuance of long-term borrowings	250,000	8,005	1,108,956
Payments on long-term borrowings	(201,037)	(111,036)	(8,241)
Purchases of common stock	(41,791)	—	(98,385)
Proceeds from issuance of common stock	84,042	60,911	206,666
Excess tax benefit from stock-based comp. arrangements	805	1,001	1,519
Other	(10,400)	(10,400)	(3,062)
Net cash provided by (used in) financing activities	39,670	(276,442)	1,033,953
Net increase (decrease) in cash and cash equivalents	188,581	(293,548)	256,790
Cash and cash equivalents, beginning of year	288,579	582,127	325,337
Cash and cash equivalents, end of year	$ 477,160	$ 288,579	$ 582,127

Quarterly Financial Information (Unaudited)

Following is unaudited financial information for each of the calendar quarters during the years ended December 31, 2006 and 2005 ($000's except share data).

	Quarter Ended			
	Dec. 31	Sept. 30	June 30	March 31
2006				
Total Interest and Fee Income	$875,746	$860,003	$808,849	$667,902
Net Interest Income	395,205	393,176	376,785	325,133
Provision for Loan and Lease Losses	18,253	10,250	11,053	10,995
Income before Income Taxes	295,879	357,426	282,450	259,877
Net Income	205,357	238,867	190,542	173,072
Net Income Per Share:				
Basic	$ 0.81	$ 0.94	$ 0.75	$ 0.74
Diluted	0.79	0.92	0.74	0.72
2005				
Total Interest and Fee Income	$628,741	$583,723	$541,483	$492,684
Net Interest Income	331,577	321,794	313,005	298,858
Provision for Loan and Lease Losses	12,995	9,949	13,725	8,126
Income before Income Taxes	262,270	271,435	273,751	250,198
Net Income	177,455	179,674	183,745	165,316
Net Income Per Share:				
Basic	$ 0.76	$ 0.77	$ 0.80	$ 0.73
Diluted	0.74	0.75	0.79	0.71

	2006	2005	2004	2003	2002
Common Dividends Declared					
First Quarter	$0.240	$0.210	$0.180	$0.160	$0.145
Second Quarter	0.270	0.240	0.210	0.180	0.160
Third Quarter	0.270	0.240	0.210	0.180	0.160
Fourth Quarter	0.270	0.240	0.210	0.180	0.160
	$1.050	$0.930	$0.810	$0.700	$0.625

Price Range of Stock
(Low and High Close)

	2006	2005	2004	2003	2002
First Quarter					
Low	$40.91	$40.21	$36.18	$25.07	$28.90
High	45.35	43.65	40.39	29.15	31.68
Second Quarter					
Low	43.36	41.23	36.60	25.79	29.52
High	46.44	45.06	41.15	31.75	31.96
Third Quarter					
Low	44.76	42.83	37.32	30.13	25.69
High	48.54	47.28	41.21	32.74	30.97
Fourth Quarter					
Low	45.53	40.18	40.28	32.53	23.25
High	49.07	44.40	44.43	38.40	29.20

PERFORMANCE GRAPH

The following graph shows the cumulative total stockholder return on the Corporation's common stock over the last five fiscal years compared to the returns of the Standard & Poor's 500 Stock Index and the KBW 50-Bank Index.



Cumulative Total Return
Assumes Dividends Reinvested
200
150
100
50
0
INDEX
M&I
KBW
S&P
M&I - - - S&P 500 — KBW 50
2001
2002
2003
2004
2005
2006

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
M&I	$100	$89	$126	$149	$148	$169
S&P 500	100	78	100	111	117	135
KBW 50	100	93	125	137	139	166

KBW = Keefe, Bruyette & Woods 50-Bank Index; S&P = Standard & Poor's 500.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As such term is defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and the directors of the Corporation; and

(3) provide reasonable assurance regarding prevention of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in *Internal Control—Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 23, 2007, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Marshall & Ilsley Corporation and subsidiaries (the "Corporation") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Corporation and our report dated February 23, 2007, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation and subsidiaries (the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 23, 2007

Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202
(414) 765-7700 www.micorp.com